select comfort®

CREATOR OF THE SLEEP NUMBER® BED

Proxy Statement and Annual Report

for

2009 Annual Meeting

select comfort®

CREATOR OF THE SLEEP NUMBER® BED

Dear Shareholders,

Not much has been typical about this past year, including the timing of our annual shareholder meeting, normally held in May. Due to a proposed transaction that contemplated a change in control of the Company, which was subject to shareholder approval, we deferred the annual meeting and instead convened a special meeting in August. The transaction was not approved by our shareholders and we subsequently entered into a minority investment agreement in October.

We are now proceeding with our annual meeting on December 14, for the purpose of electing three directors to our Board and ratifying the appointment of our independent auditors. Due to the extensive reporting of business performance through the year, and our work-in-progress on plans for 2010 and beyond, we do not intend to provide an update on the business at the annual meeting in December. We do intend to provide business updates following year-end and as we resume our normal timing of annual shareholder meetings in May of 2010.

While the economy has created challenges for our company and other retailers, what remains constant are the competitive advantages that Select Comfort offers to its investors . . . a unique, innovative product that has improved millions of lives, a Sleep Number brand with significant growth potential, and a low-inventory business model that can be profitably leveraged as we restore top-line growth.

We thank all our shareholders for their support. We remain focused on our priorities to improve short-term performance and to prepare to take advantage of growth opportunities when and as the economy improves.

Though 2009 has not been a typical year, it has been an instructive and rewarding year for Select Comfort.

Sleep well,

William R. McLaughlin

select comfort.

CREATOR OF THE SLEEP NUMBER® BED

9800 59th Avenue North
Plymouth, Minnesota 55442

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
DECEMBER 14, 2009

TO THE SHAREHOLDERS OF SELECT COMFORT CORPORATION:

Select Comfort Corporation will hold its Annual Meeting of Shareholders at **1:30 p.m.** Central Time on **Monday, December 14, 2009**, at the **Radisson Plaza Hotel Minneapolis** located at **35 South 7th Street, Minneapolis, Minnesota 55402**. The purposes of the meeting are to:

1. Elect three persons to serve as directors for three-year terms; and

2. Approve the selection of KPMG LLP, as our independent registered public accounting firm (Independent Auditors) for the fiscal year ending January 2, 2010.

Shareholders of record at the close of business on October 19, 2009 will be entitled to vote at the meeting and any adjournments thereof. This year, we are again pleased to make use of Securities and Exchange Commission rules authorizing companies to furnish proxy materials to shareholders over the Internet. A Notice of Internet Availability of Proxy Materials will be mailed to shareholders on or about November 2, 2009. The Notice of Internet Availability of Proxy Materials contains instructions on how to access our Proxy Statement and Annual Report and how to vote your shares. Please be sure to vote your shares in time for our December 14, 2009 meeting date.

Our Board of Directors unanimously recommends that you vote "FOR" the election of the nominees for Director and "FOR" the approval of the selection of KPMG LLP, as our independent registered public accounting firm (Independent Auditors) for the fiscal year ending January 2, 2010.

By Order of the Board of Directors,

Mark A. Kimball
Senior Vice President,
General Counsel & Secretary

November 2, 2009
Plymouth, Minnesota

TABLE OF CONTENTS

As used in this Proxy Statement, the terms "we," "us," "our," the "company" and "Select Comfort" mean Select Comfort Corporation and its subsidiaries and the term "common stock" means our common stock, par value $0.01 per share.

select comfort®

CREATOR OF THE SLEEP NUMBER® BED

9800 59th Avenue North
Plymouth, Minnesota 55442

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS

December 14, 2009

INTRODUCTION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Select Comfort Corporation for use at the Annual Meeting of Shareholders. The meeting will be held on Monday, December 14, 2009, at 1:30 p.m. Central Time, at the Radisson Plaza Hotel Minneapolis located at 35 South 7th Street, Minneapolis, Minnesota 55402, for the purposes set forth in the Notice of Annual Meeting of Shareholders.

Instead of mailing a full set of printed proxy materials to each shareholder, we are now mailing to each of our shareholders a Notice of Internet Availability of Proxy Materials (the "Shareholder Notice"), which includes instructions on (i) how to access our Proxy Statement and Annual Report on the Internet, (ii) how to request that a printed copy of these proxy materials be forwarded to you, and (iii) how to vote your shares via the Internet. You will not receive a printed copy of the proxy materials unless you request a printed copy by following the instructions in the Shareholder Notice. The Shareholder Notice will be mailed to shareholders on or about November 2, 2009.

Your vote is important. Whether or not you plan to attend the meeting, we urge you to vote your shares in time for our December 14, 2009 meeting date.

Our Board of Directors recommends that the shareholders vote:

- **"FOR" the election of the nominees for Director named herein (Proposal 1); and**

- **"FOR" the approval of the selection of KPMG LLP, as our independent registered public accounting firm (Independent Auditors) for the fiscal year ending January 2, 2010 (Proposal 2).**

Shareholders Entitled to Vote

Shareholders of record at the close of business on October 19, 2009 will be entitled to vote at the meeting. As of that date, there were 45,589,822 outstanding shares of common stock. Each share is entitled to one vote on each matter to be voted on at the Annual Meeting. Shareholders are not entitled to cumulative voting rights.

Revocation of Proxies

Any shareholder giving a proxy may revoke it at any time prior to its use at the Annual Meeting by:

- Delivering written notice of revocation to the Corporate Secretary prior to 5:00 p.m., Central Time, on December 13, 2009;

- Submitting to the Corporate Secretary a duly executed proxy bearing a later date prior to 5:00 p.m., Central Time, on December 13, 2009;

- Voting again by telephone or via the Internet prior to 11:59 p.m., Central Time, on December 13, 2009; or

- Appearing at the Annual Meeting and filing written notice of revocation with the Corporate Secretary or voting your shares in person, prior to use of your proxy.

Attendance at the Annual Meeting will not, by itself, revoke your proxy. For shares you hold in a brokerage account, you may revoke your proxy by contacting your broker or nominee and following their instructions for revoking your proxy.

Quorum Requirements

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting (i.e., at least 22,794,912 shares) will constitute a quorum for the transaction of business at the Annual Meeting. In general, shares of common stock represented by a properly signed and returned proxy card or properly voted by telephone or via the Internet will be counted as shares represented and entitled to vote at the Annual Meeting for purposes of determining a quorum, without regard to whether the card reflects abstentions (or is left blank) or reflects a "broker non-vote" on a matter.

A "broker non-vote" is a proxy submitted by a broker on behalf of its beneficial owner customer that is not voted on a particular matter because voting instructions have not been received, and the broker has no discretionary authority to vote. Under the rules of the New York Stock Exchange, member brokers who hold shares in street name for customers have the authority to vote on certain "routine" items in the event that they have received instructions from the beneficial owners. Under these rules, when a proposal is not a "routine" matter, and a brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to the proposal, the brokerage firm may not vote the shares for the proposal. All of the proposals to be considered at the Annual Meeting are considered "routine" matters. As a result, member brokers who do not receive instructions from their customers will be entitled to vote on the proposals. Broker non-votes will be included for purposes of determining whether a quorum is present at the Annual Meeting. Broker non-votes will have no effect on the voting on such proposals unless broker non-votes are required to establish presence of a quorum at the Annual Meeting. If broker non-votes are required to establish presence of a quorum at the Annual Meeting, then any broker non-votes will have the same effect as a vote "**AGAINST**" for determining whether the matters to be voted on at the Annual Meeting receive a majority of the minimum number of shares entitled to vote in person or by proxy that would constitute a quorum for the transaction of business at the Annual Meeting.

Vote Required

Assuming a quorum is represented at the Annual Meeting, either in person or by proxy, each of the matters to be voted upon by shareholders, including the election of directors, will require the affirmative vote of holders of the greater of (i) a majority of the shares represented and entitled to vote in person or by proxy at the meeting, or (ii) a majority of the minimum number of shares entitled to vote in person or by proxy that would constitute a quorum for the transaction of business at the Annual Meeting.

Any broker non-votes on a matter will be treated as shares not entitled to vote on that matter, and thus will not be counted in determining whether that matter has been approved. If broker non-votes are required to establish presence of a quorum at the Annual Meeting, then any broker non-votes will have the same effect as a vote "**AGAINST**" for determining whether the matters to be voted on at the Annual Meeting receive a majority of the minimum number of shares entitled to vote in person or by proxy that would constitute a quorum for the transaction of business at the Annual Meeting. Shares represented by a proxy voted as "withholding authority" to vote for any nominee for director will be treated as shares present and entitled to vote that were voted "**AGAINST**" the nominee. Abstentions will be treated as unvoted for purposes of determining the approval of the matters and, as a result, will have the same effect as a vote "**AGAINST**" for determining whether the matters receive a sufficient number of votes to be approved.

Signed proxies that lack any specification will be voted:

- "**FOR**" the election of the nominees for Director named herein (Proposal 1); and

- "**FOR**" the approval of the selection of KPMG LLP, as our independent registered public accounting firm (Independent Auditors) for the fiscal year ending January 2, 2010 (Proposal 2).

Proxy Solicitation Costs

The cost of soliciting proxies, including the furnishing of proxy materials on the Internet and mailing of proxy materials to shareholders who request them will be borne by the company. We may engage an independent proxy solicitation firm at the expense of the company to solicit proxies on behalf of the company. Our directors, officers and regular employees may, without compensation other than their regular compensation, solicit proxies by telephone or personal conversation. We may reimburse brokerage firms and others for expenses in forwarding proxy materials to the beneficial owners of our common stock.

STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table shows the beneficial ownership of Select Comfort common stock as of October 19, 2009 (unless another date is indicated) by (a) each director and each executive officer named in the Summary Compensation Table on page 36 of this Proxy Statement, (b) all directors and executive officers as a group and (c) each person known by us to be the beneficial owner of more than 5% of Select Comfort common stock.

	Shares of Common Stock Beneficially Owned (1)(2)	
Name	**Amount**	**Percent of Class**
Thomas J. Albani	280,392	*
Christine M. Day	52,635	*
Stephen L. Gulis, Jr.	41,375	*
Catherine B. Hall (3)	---	*
Mark A. Kimball (4)	335,997	*
Christopher P. Kirchen	469,335	1.0%
David T. Kollat	212,892	*
Brenda J. Lauderback	66,500	*
William R. McLaughlin (5)	1,898,292	4.0%
Michael A. Peel	81,500	*
James C. Raabe (6)	382,474	*
Kathryn V. Roedel (7)	204,453	*
Wendy L. Schoppert (8)	199,062	*
Ervin R. Shames (9)	303,751	*
Jean-Michel Valette	241,714	*
All directors and executive officers as a group (18 persons) (10)	4,999,026	10.3%
Adage Capital Partners GP, L.L.C. (11)	6,765,000	14.8%
Sterling SC Investors, LLC (12)	4,500,000	9.0%
Sterling Capital Management LLC (13)	4,223,107	9.3%
Disciplined Growth Investors, Inc. (14)	3,174,274	7.0%

* Less than 1% of the outstanding shares.

(1) Includes shares held by the following persons in securities brokerage accounts, which in certain circumstances under the terms of the standard brokerage account form may involve a pledge of such shares as collateral: Mr. Albani (225,142 shares); Ms. Day (12,385 shares); Mr. Gulis (1,125 shares); Mr. Kimball (27,500 shares); Mr. Kirchen (330,309 shares); Mr. Kollat (47 shares); Ms. Lauderback (3,750 shares); Mr. McLaughlin (267,318 shares); Mr. Raabe (70,614 shares); Ms. Roedel (7,500 shares); Shames Trust (192,251 shares); Ms. Schoppert (7,500 shares) and Mr. Valette (175,214 shares).

(2) The shares shown include the following shares that directors and executive officers have the right to acquire within 60 days through the exercise of stock options or warrants: Thomas J. Albani, 55,250 shares; Christine M. Day, 40,250 shares; Stephen L. Gulis, Jr., 40,250 shares; Catherine B. Hall, 0 shares; Mark A. Kimball, 215,787 shares; Christopher P. Kirchen, 96,500 shares; David T. Kollat, 111,500 shares; Brenda J. Lauderback, 62,750 shares; William R. McLaughlin, 1,448,065 shares; Michael A. Peel, 81,500 shares; James C. Raabe, 255,112 shares; Kathryn V. Roedel, 152,297 shares; Wendy L. Schoppert, 150,312 shares; Ervin R. Shames, 111,500 shares; and Jean-Michel Valette, 66,500 shares.

(3) Ms. Hall resigned her position with the company effective as of October 10, 2008.

(4) Includes 31,469 shares held under restricted or performance stock grants that have not vested.

(5) Does not include 382,582 shares held by BWSJ Corporation, for which Mr. McLaughlin serves as a director and is a shareholder. Mr. McLaughlin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Includes 130,500 shares held under restricted or performance stock grants that have not vested.

(6) Includes 38,156 shares held under restricted or performance stock grants that have not vested.

(7) Includes 44,656 shares held under restricted or performance stock grants that have not vested.

(8) Includes 41,250 shares held under restricted or performance stock grants that have not vested.

(9) Includes 56,250 shares held by Mr. Shames' Family Trust and 136,001 shares held in a GRAT.

(10) Includes an aggregate of 2,976,050 shares that directors and executive officers as a group have the right to acquire within 60 days through the exercise of stock options or warrants. Includes an aggregate of 395,712 shares held under restricted or performance stock grants that have not vested.

(11) Adage Capital Partners, L.P. ("ACP), Adage Capital Partners GP, L.L.C. ("ACPGP"), Adage Capital Advisors, L.L.C. ("ACA"), Robert Atchinson ("Atchinson") and Phillip Gross ("Gross") reported in a Schedule 13D filed with the Securities and Exchange Commission on September 3, 2009 that as of September 3, 2009, ACP, ACPGP, ACA, Atchinson and Gross beneficially owned an aggregate of 6,765,000 shares. The filing indicated that ACA is the direct holder of the shares and that by virtue of their positions, each of ACPGP, ACA and each of Atchinson and Gross (as Managing Members of ACA) has the power to vote and dispose of the shares held by ACP. Neither Atchinson nor Gross directly own any shares however each may be deemed to beneficially own the shares beneficially owned by ACP. The business address of ACP, ACPGP, ACA, Atchinson and Gross is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.

(12) Sterling SC Investor, LLC, Sterling Capital Partners III, L.P., SC Partners III, L.P., Sterling Capital Partners III, LLC, Rudolph Christopher Hoehn-Saric, Douglas L. Becker, Steven M. Taslitz, Eric D. Becker, Merrick M. Elfman, and Michael G. Bronfein reported in a Schedule 13G filed with the Securities and Exchange Commission on October 9, 2009 that Sterling SC Investor, LLC and Select Comfort entered into a purchase agreement, dated as of October 2, 2009, pursuant to which Sterling SC Investor LLC has the right, at its sole option, to purchase, (i) 2,500,000 shares, and (ii) an immediately exercisable warrant (the "Warrant") to purchase 2,000,000 shares. Accordingly, as of the date of the Schedule 13G filing, Sterling SC Investor, LLC is deemed to beneficially own all of these shares (including the shares issuable upon exercise of the Warrant). All of the other reporting persons on the Schedule 13G are affiliates of Sterling SC Investor, LLC and each has shared voting and dispositive power of the 4,500,000 shares. The principal business address for Sterling SC Investor, LLC is 1033 Skokie Boulevard, Suite 600, Northbrook, Illinois 60062. Sterling SC Investor, LLC is not affiliated with Sterling Capital Management LLC.

(13) Sterling Capital Management LLC reported in a Schedule 13G/A filed with the Securities and Exchange Commission on January 22, 2009 that as of December 31, 2008, it beneficially owned 4,223,107 shares and had sole power to vote and sole power to dispose of 4,223,107 shares. The address of Sterling Capital Management LLC is Two Morrocroft Centre, 4064 Colony Road, Suite 300, Charlotte, NC 28211. Sterling Capital Management LLC is not affiliated with Sterling SC Investor, LLC.

(14) Disciplined Growth Investors, Inc. reported in a Schedule 13G filed with the Securities and Exchange Commission on June 30, 2009 that as of March 31, 2009 it beneficially owned 3,174,274 shares and had sole power to vote or to direct the vote on 2,792,119 shares and sole power to dispose or to direct the disposition of 3,174,274 shares. The business address of Disciplined Growth Investors, Inc. is 100 South Fifth Street, Suite 2100, Minneapolis, Minnesota 55402.

ELECTION OF DIRECTORS

(Proposal 1)

Nomination

Article XIV of our Articles of Incorporation provides that the number of directors must be at least one but not more than 12 and must be divided into three classes as nearly equal in number as possible. The exact number of directors is determined from time-to-time by the Board of Directors. The term of each class is three years and the term of one class expires each year in rotation.

Christine M Day, Stephen M. Gulis, Jr. and Ervin R. Shames were elected by shareholders in 2006 to three-year terms expiring at the 2009 Annual Meeting. Ms. Day has determined not to stand for re-election at the Annual Meeting. Consistent with the requirement of Articles of Incorporation that the directors must be divided into three classes as nearly equal in number as possible, the Board determined to nominate Brenda J. Lauderback (a current member of our Board who was elected by shareholders in 2008 to a three-year term) to move to the class of three directors to be nominated for election at this year's Annual Meeting. The Board also determined to reduce the size of the Board from 10 members to nine members, such reduction to take place immediately after the 2009 Annual Meeting.

The Board has thus nominated the following individuals to serve as directors of our company for terms of three years, expiring at the 2012 Annual Meeting of Shareholders, or until their successors are elected and qualified:

- Stephen L. Gulis, Jr.
- Brenda J. Lauderback
- Ervin R. Shames

Each of the nominees is currently a member of our Board of Directors.

Vote Required

Assuming a quorum is represented at the Annual Meeting, either in person or by proxy, the election of each nominee for director requires the affirmative vote of holders of the greater of (i) a majority of the shares represented and entitled to vote in person or by proxy at the meeting, or (ii) a majority of the minimum number of shares entitled to vote in person or by proxy that would constitute a quorum for the transaction of business at the Annual Meeting. Any broker non-votes on the election of each nominee for director will be treated as shares not entitled to vote on that matter, and thus will not be counted in determining whether that matter has been approved. If broker non-votes are required to establish presence of a quorum at the Annual Meeting, then any broker non-votes will have the same effect as a vote "**AGAINST**" for determining whether the election of each nominee for director receives a majority of the minimum number of shares entitled to vote in person or by proxy that would constitute a quorum for the transaction of business at the Annual Meeting. Shares represented by a proxy voted as "withholding authority" to vote for any nominee for director will be treated as shares present and entitled to vote that were voted "**AGAINST**" the nominee.

Board Recommendation

The Board recommends a vote "**FOR**" the election of Mr. Gulis, Ms. Lauderback and Mr. Shames. In the absence of other instructions, properly signed and delivered proxies will be voted "**FOR**" the election of each of these nominees.

If prior to the Annual Meeting the Board should learn that any nominee will be unable to serve for any reason, the proxies that otherwise would have been voted for such nominee will be voted for such substitute nominee as selected by the Board. Alternatively, the proxies, at the Board's discretion, may be voted for such fewer number of nominees as results from the inability of any such nominee to serve. The Board has no reason to believe that any of the nominees will be unable to serve.

Information about Nominees and Other Directors

The following table sets forth certain information, as of October 19, 2009, that has been furnished to us by each director and each person who has been nominated by the Board to serve as a director of our company.

Name of Nominee	Age	Principal Occupation	Director Since
Nominees for election this year to three-year terms expiring in 2012:			
Stephen L. Gulis, Jr. (1)(3)	51	Former Executive Vice President and Chief Financial Officer, Wolverine World Wide, Inc.; Also a director of Independent Bank Corporation.	2005
Brenda J. Lauderback (4)	59	Former President of the Retail and Wholesale Group for Nine West Group, Inc.; Also a director of Big Lots, Inc., Denny's Corporation and Wolverine World Wide, Inc.	2004
Ervin R. Shames *	69	Chairman of the Board (non-executive) of Select Comfort Corporation; Former Chief Executive Officer of Borden, Inc. and Stride Rite Corporation; Also a director of Choice Hotels International, Inc. and Online Resources Corporation.	1996
Directors not standing for re-election this year whose terms expire in 2009:			
Christine M. Day (1)(2)	47	Chief Executive Officer, lululemon athletica inc.; Former President of Asia Pacific Group, Starbucks Coffee International.	2004
Directors not standing for election this year whose terms expire in 2010:			
Thomas J. Albani (3)	67	Former President and Chief Executive Officer of Electrolux Corporation; Also a director of Barnes Group Inc.	1994
David T. Kollat (2)(4)	71	President of 22 Inc.; Former Executive Vice President of Marketing for The Limited and former President of Victoria's Secret Catalogue; Also a director of Big Lots, Inc., Limited Brands, Inc. and Wolverine World Wide, Inc.	1994
William R. McLaughlin	53	President and Chief Executive Officer of Select Comfort Corporation.	2000

Directors not standing for election this year whose terms expire in 2011:

Christopher P. Kirchen (1)(3)	66	Managing General Partner and co-founder of BEV Capital, a venture capital firm.	1991
Michael A. Peel (2)(4)	59	Vice President for Human Resources and Administration of Yale University; Former Executive Vice President, Human Resources and Administrative Services, General Mills, Inc.	2003
Jean-Michel Valette (1)(3)	49	Chairman of the Board of Directors, Peet's Coffee and Tea, Inc.; Also a director of The Boston Beer Company.	1994

---

(1) Member of the Audit Committee
(2) Member of the Management Development and Compensation Committee
(3) Member of the Finance Committee
(4) Member of the Corporate Governance and Nominating Committee
* In his capacity as non-executive Chairman of the Board, Mr. Shames may attend and vote at any Committee meeting.

Additional Information about Nominees and Other Directors

Stephen L. Gulis, Jr., was appointed to our Board of Directors in July 2005. From April 1996 to October 2007, Mr. Gulis was the Executive Vice President, CFO and Treasurer of Wolverine World Wide, Inc., a global marketer of branded footwear, apparel and accessories (WWW). From October 2007 until his retirement in July of 2008, he served as Executive Vice President and President of Global Operations for WWW. From 1988 to 1996, Mr. Gulis served in various other management capacities with WWW, including CFO, Vice President of Finance, and Vice President Finance and Administration of the Hush Puppies Company. Prior to joining WWW, he served six years on the audit staff of Deloitte & Touche. Mr. Gulis also serves as a director of Independent Bank Corporation.

Brenda J. Lauderback was appointed to our Board of Directors in February 2004. Ms. Lauderback served as President of the Retail and Wholesale Group for the Nine West Group, Inc., a designer and marketer of women's footwear and accessories, from May 1995 until January 1998. Ms. Lauderback also serves as a director of Big Lots, Inc., Denny's Corporation and Wolverine World Wide, Inc.

Ervin R. Shames has served as a member of our Board of Directors since April 1996 and was elected Chairman of the Board in February 2008. Mr. Shames previously served as Chairman of our Board of Directors from April 1996 to April 1999. From May 2004 until February 2008, Mr. Shames assumed the role of Lead Director under our Corporate Governance Principles. Since January 1995, Mr. Shames has served as an independent management consultant to consumer goods and services companies, advising on management and marketing strategy. From 1996 until 2008, he was a Lecturer at the University of Virginia's Darden Graduate School of Business. From December 1993 to January 1995, he served as the Chief Executive Officer of Borden, Inc. and was President and Chief Operating Officer of Borden, Inc. from July 1993 until December 1993. From June 1990 to June 1992, he was the Chief Executive

Officer of Stride Rite Corporation and from June 1992 to July 1993 he was Stride Rite's Chairman and Chief Executive Officer. From 1967 to 1989, Mr. Shames was employed by General Foods/Altria Companies in varying capacities including the presidencies of General Foods International, General Foods USA and Kraft USA. Mr. Shames also serves as a director of Choice Hotels International, Inc., Online Resources Corporation and several privately held companies.

Christine M. Day was appointed to our Board of Directors in November 2004. Since June 2008, Ms. Day has served as Chief Executive Officer of lululemon athletica inc., an athletic apparel company. Prior to assuming this role, Ms. Day served as Executive Vice President, Retail Operations from January to April 2008, and as President, Chief Operating Officer and CEO designate from April to June 2008 for lululemon. From July 2004 until February 2007, Ms. Day served as President of Asia Pacific Group, Starbucks Coffee International. Prior to holding this position, she served as Senior Vice President, Starbucks Coffee International. From 1987 to 2003, Ms. Day served in various other management capacities for Starbucks, including Senior Vice President, North American Finance and Administration; Senior Vice President, North American Strategic Business Systems; and Vice President of Sales and Operations for Starbucks foodservice and licensed concepts division.

Thomas J. Albani has served as a member of our Board of Directors since February 1994. Mr. Albani served as President and Chief Executive Officer of Electrolux Corporation, a manufacturer of premium floor care machines, from June 1991 to May 1998. From September 1984 to April 1989, he was employed by Allegheny International Inc., a home appliance manufacturing company, in a number of positions, most recently as Executive Vice President and Chief Operating Officer. Mr. Albani also serves as a director of Barnes Group Inc. and Doskocil Manufacturing Company, Inc.

David T. Kollat has served as a member of our Board of Directors since February 1994. Dr. Kollat has served as President and Chairman of 22 Inc., a research and consulting company for retailers and consumer goods manufacturers, since 1987. From 1976 until 1987, he served in various management capacities for Limited Brands, a women's apparel retailer, including Executive Vice President of Marketing and President of Victoria's Secret Catalogue. Dr. Kollat also serves as a director of Big Lots, Inc., Limited Brands, Inc. and Wolverine World Wide, Inc.

William R. McLaughlin joined our company in March 2000 as President and Chief Executive Officer and as a member of our Board of Directors. From May 2004 through February 2008, Mr. McLaughlin also served as Chairman of our Board of Directors. From December 1988 to March 2000, Mr. McLaughlin served as an executive of PepsiCo Foods International, Inc., a snack food company and subsidiary of PepsiCo, Inc., in various management capacities, including from September 1996 to March 2000 as President of Frito-Lay Europe, Middle East and Africa, and from June 1993 to June 1996 as President of Grupo Gamesa, S.A. de C.V., a cookie and flour company based in Mexico.

Christopher P. Kirchen has served as a member of our Board of Directors since December 1991. Mr. Kirchen is currently Managing General Partner of BEV Capital, a venture capital firm that he co-founded in March 1997. From 1986 to December 2002, he was a General Partner of Consumer Venture Partners, a venture capital firm that was an investor in our company. Mr. Kirchen also serves as a director of several privately held companies.

Michael A. Peel has served as a member of our Board of Directors since February 2003. In October 2008, Mr. Peel was appointed Vice President for Human Resources and Administration of Yale University. From 1991 to 2008, Mr. Peel served in various management capacities for General Mills, Inc., a manufacturer and marketer of packaged consumer foods, including most recently as Executive Vice President, Human Resources and Administrative Services. From 1977 to 1991, Mr. Peel served in various management capacities for PepsiCo, Inc., including as Senior Vice President, Human Resources for PepsiCo Worldwide Foods from 1987 to 1991.

Jean-Michel Valette has served as a member of our Board of Directors since October 1994. Mr. Valette has been an independent adviser to branded consumer companies since May 2000. Since January 2004 he has served as Chairman of the Board of Directors of Peet's Coffee and Tea, Inc. Mr. Valette also served as non-executive Chairman of the Robert Mondavi Winery from April 2005 to October 2006 and was its President and Managing Director from October 2004 to April 2005. From August 1998 to May 2000, Mr. Valette was President and Chief Executive Officer of Franciscan Estates, Inc., a premium wine company. He was a Managing Director of Hambrecht & Quist LLC, an investment banking firm, from October 1994 to August 1998 and served as a Senior Analyst at Hambrecht & Quist LLC from November 1992 to October 1994. Mr. Valette also serves as a director of The Boston Beer Company.

Corporate Governance

Information about the Board of Directors and its Committees

The Board of Directors has determined that each of the following directors is an "independent director" as defined by applicable rules of the NASDAQ Stock Market and the rules and regulations of the Securities and Exchange Commission ("SEC"):

Thomas J. Albani	Christopher P. Kirchen	Michael A. Peel
Christine M. Day	David T. Kollat	Ervin R. Shames
Stephen L. Gulis, Jr.	Brenda J. Lauderback	Jean-Michel Valette

The Board maintains four standing committees, including an Audit Committee, a Management Development and Compensation Committee, a Finance Committee and a Corporate Governance and Nominating Committee. Each of these Committees has a charter and each of these charters is included in the investor relations section of the company's Web site at *http://www.selectcomfort.com/eng/aboutus/corporategovernance.cfm.* The current members of each of these committees are identified in the table below. In his capacity as non-executive Chairman of the Board, Mr. Shames may attend and vote at any Committee meeting.

Director	Audit Committee	Management Development and Compensation Committee	Finance Committee	Corporate Governance and Nominating Committee
Thomas J. Albani			X	
Christine M. Day	X	X		
Stephen L. Gulis, Jr.	Chair		X	
Christopher P. Kirchen	X		X	
David T. Kollat		X		X
Brenda J. Lauderback				Chair
Michael A. Peel		Chair		X
Jean-Michel Valette	X		Chair	

The Board has determined that each member of the four Board committees meets the independence requirements applicable to those committees prescribed by applicable rules and regulations of the NASDAQ Stock Market, the SEC, and the Internal Revenue Service.

The Board of Directors has further determined that two members of the Audit Committee, Stephen L. Gulis, Jr. and Jean-Michel Valette, meet the definition of "audit committee financial expert" under rules and regulations of the SEC and meet the qualifications of "financial sophistication" under the Marketplace Rules of the NASDAQ Stock Market. These designations related to our Audit Committee members' experience and understanding with respect to certain accounting and auditing matters are disclosure requirements of the SEC and the NASDAQ Stock Market and do not impose upon any of them any duties, obligations or liabilities that are greater than those generally imposed on a member of our Audit Committee or of our Board of Directors.

The Board of Directors met in person or by telephone conference 14 times and took action by written consent on one occasion during 2008. The Audit Committee met in person or by telephone conference eight times during 2008. The Management Development and Compensation Committee met in person or by telephone conference three times and took action by written consent on two occasions during 2008. The Finance Committee met in person or by telephone conference 16 times during 2008. The Corporate Governance and Nominating Committee met in person or by telephone conference four times during 2008. All of the directors attended 75% or more of the meetings of the Board and all committees on which they served during fiscal 2008.

Audit Committee. The Audit Committee is comprised entirely of independent directors, currently including Stephen L. Gulis, Jr. (Chair), Christine M. Day, Christopher P. Kirchen and Jean-Michel Valette. The Audit Committee provides assistance to the Board in satisfying its fiduciary responsibilities relating to accounting, auditing, operating and reporting practices of our company. The Audit Committee is responsible for providing independent, objective oversight with respect to our company's accounting and financial reporting functions, internal and external audit functions, and systems of internal controls regarding financial matters and legal, ethical and regulatory compliance. The responsibilities and functions of the Audit Committee are further described in the Audit Committee Report beginning on page 49 of this Proxy Statement.

Management Development and Compensation Committee. The Management Development and Compensation Committee is comprised entirely of independent directors, currently including Michael A. Peel (Chair), Christine M. Day and David T. Kollat. The principal function of the Management Development and Compensation Committee is to discharge the responsibilities of the Board relating to compensation of the company's executive officers. The responsibilities and functions of the Management Development and Compensation Committee are further described in the Compensation Discussion and Analysis beginning on page 21 of this Proxy Statement.

Finance Committee. The Finance Committee is comprised entirely of independent directors, currently including Jean-Michel Valette (Chair), Thomas J. Albani, Stephen L. Gulis, Jr. and Christopher P. Kirchen. The primary functions of the Finance Committee are to:

- Review and consult with senior management regarding financial matters, including the company's financial condition, plans and strategies, investor relations strategies, cash management strategies, risk management strategies and legal and tax structure;

- Review and consult with senior management regarding, and make recommendations to the Board regarding, the issuance or retirement of debt or equity, dividend policies and dividend declarations, stock splits and similar changes in capitalization and acquisitions, divestitures and joint ventures and the related financial strategies or arrangements; and

- Review and consult with senior management regarding, and approve on behalf of the Board, the company's cash investment policies, unbudgeted capital commitments and operating leases up to $5 million, and stock repurchase authority (subject to limitations established by the Board from time-to-time).

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is comprised entirely of independent directors, currently including Brenda J. Lauderback (Chair), David T. Kollat and Michael A. Peel. The primary functions of the Corporate Governance and Nominating Committee are to:

- Develop and recommend to the Board corporate governance principles to govern the Board, its committees, and our executive officers and employees in the conduct of the business and affairs of our company;

- Identify and recommend to the Board individuals qualified to become members of the Board and its committees; and

- Develop and oversee the annual Board and Board committee evaluation process.

Director Nominations Process

The Corporate Governance and Nominating Committee administers the process for nominating candidates to serve on our Board of Directors. The Committee recommends candidates for consideration by the Board as a whole, which is responsible for appointing candidates to fill any vacancy that may be created between meetings of the shareholders and for nominating candidates to be considered for election by shareholders at our annual meeting.

The Committee periodically reviews with the Board the appropriate skills and characteristics required of Board members in the context of the current membership of the Board. This assessment includes considerations such as diversity, age, functional skills and industry experience in relation to the perceived needs of the company from time-to-time. The Board has established selection criteria to be applied by the Corporate Governance and Nominating Committee and by the full Board in evaluating candidates for election to the Board. These criteria include:

- Independence;
- Integrity;
- Experience and sound judgment in areas relevant to our business;
- A proven record of accomplishment;
- Willingness to speak one's mind;
- The ability to commit sufficient time to Board responsibilities;
- The ability to challenge and stimulate management; and
- Belief in and passion for our mission and vision.

The Corporate Governance and Nominating Committee may use a variety of methods for identifying potential nominees for election to the Board, including consideration of candidates recommended by directors, officers or shareholders of the company. The Committee also has the authority under its charter to engage professional search firms or other advisors to assist the Committee in identifying candidates for election to the Board, or to otherwise assist the Committee in fulfilling its responsibilities.

Shareholder nominations of candidates for membership on the Board submitted in accordance with the terms of our Bylaws will be reviewed and evaluated by the Corporate Governance and Nominating Committee in the same manner as for any other nominations. Any shareholder who wishes the Committee to consider a candidate should submit a written request and related information to our Corporate Secretary. Under our Bylaws, if a shareholder intends to nominate a person for election to the Board of Directors at a shareholder meeting, the shareholder is required to give written notice of the proposed nomination to the Corporate Secretary at least 120 days prior to the first anniversary of the date that the company first released or mailed its proxy materials to shareholders in connection with the preceding year's regular or annual meeting. The shareholder's notice must include, for each nominee whom the shareholder proposes to nominate for election as a director: (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the class and number of shares of capital stock of the company that are beneficially owned by the nominee, and (iv) any other information concerning the nominee that would be required under the rules of the Securities and Exchange Commission in a proxy statement soliciting proxies for the election of such nominee. The shareholder's notice must also include: (i) the name and address of the nominating shareholder, as they appear on the company's books, and (ii) the class and number of shares of the company that are owned beneficially and of record by the shareholder. The shareholder's notice must also be accompanied by the proposed nominee's signed consent to serve as a director of the company.

Shareholder Communications with the Board

Shareholders may communicate with the Board of Directors, its Committees or any individual member of the Board of Directors by sending a written communication to our Corporate Secretary at 9800 59th Avenue North, Plymouth, MN 55442. The Corporate Secretary will promptly forward any communication so received to the Board, any Committee of the Board or any individual Board member specifically addressed in the communication. In addition, if any shareholder or other person has a concern regarding any accounting, internal control or auditing matter, the matter may be brought to the attention of the Audit Committee, confidentially and anonymously, by calling 1-800-835-5870, inserting the I.D. Code of AUDIT (28348) and following the prompts from the recorded message. The company reserves the right to revise this policy in the event that the process is abused, becomes unworkable or otherwise does not efficiently serve the purposes of the policy.

Policy Regarding Director Attendance at Annual Meeting

Our policy is to require attendance of all of our directors at our annual meeting of shareholders, except for absences due to causes beyond the reasonable control of the director. All of the directors then serving on our Board were in attendance at our 2008 Annual Meeting of Shareholders, other than Christine M. Day, who was unable to travel to the meeting due to a conflicting business meeting. As previously disclosed, Christine M. Day determined not to stand for re-election to the Board of Directors at this year's Annual Meeting and her term on the Board will expire when her successor is elected and qualified.

Corporate Governance Principles

Our Board of Directors has adopted Corporate Governance Principles that were originally developed and recommended by the Corporate Governance and Nominating Committee. These Corporate Governance Principles are available in the investor relations section of the company's Web site at *http://www.selectcomfort.com/eng/aboutus/corporategovernance.cfm.* Among these Corporate Governance Principles are the following:

<u>Independence</u>. A substantial majority of the members of the Board should be independent, non-employee directors. It is the responsibility of the Board to establish the standards for independence and the Board has followed the independence standards for companies listed on The NASDAQ Stock Market LLC – NASDAQ Global Select Market ("NASDAQ"). All of our directors are independent except for William R. McLaughlin, our Chief Executive Officer. All Committees of the Board are composed entirely of independent directors.

The Audit Committee charter requires that the Audit Committee must review and approve any proposed or actual related party transaction that would be required to be disclosed by the company pursuant to Item 404 of Regulation S-K of the Federal securities laws.

In reaching its determination that all of the non-executive members of the Board of Directors are independent under the listing standards of the NASDAQ, the Board reviewed and discussed relationships involving two of our directors. Until May of 2006, Ervin R. Shames served as an advisory board member for a company that provided e-commerce marketing services to the company between 2003 and 2006. The amount of these services was less than $60,000 per year and no transactions with this entity have occurred since March 2006. Christopher P. Kirchen serves on the board of a company that has provided public relations services to the company and the amount of these services was de minimus in both 2006 and 2007. The venture capital firm that Mr. Kirchen is affiliated with has a minority investment in a market research company that has completed one project for the company in 2008 for which the company has been billed $44,600. The decisions related to the use of these services were made through normal company sourcing procedures and not in any way influenced by these directors. For these reasons, and due to the minimal amounts involved, the Board determined that these transactions did not prevent these directors from meeting the applicable independence standard.

Chairman and CEO Positions. At the present time, the Board believes that it is in the best interests of the company and its stakeholders for the positions of Chairman of the Board and CEO to be separated, and for the position of Chairman of the Board to be held by a non-executive, independent member of the Board. The Board retains the right to review this determination and to either continue to maintain these positions as separated positions or to combine the positions, as the Board determines to be in the best interests of the company at the time. During any period in which the positions of Chairman of the Board and CEO are combined, the Board will appoint a Lead Director from among the independent members of the Board.

Classified Board Structure. Our Articles of Incorporation provide for a classified Board serving staggered terms of three years each. The Board will periodically review its classified Board structure in the context of other provisions and measures applicable to unsolicited takeover proposals with the objective of positioning the Board and the company to maximize the long-term value of our company for all shareholders.

Approach to Term and Age Limits. The Corporate Governance and Nominating Committee has determined to not adopt specific term or age limits in order to not arbitrarily lose important contributors to the Board.

Change in Responsibilities. The Board does not believe that Directors who retire or who have a change in their principal employment or affiliation after joining the Board should necessarily leave the Board. There should, however, be an opportunity for the Board, through the Corporate Governance and Nominating Committee, to review the qualifications of the director for continued Board membership. Any Director who undergoes a material change in principal employment or affiliation is required to promptly notify the Chair of the Corporate Governance and Nominating Committee of the change.

Other Board or Audit Committee Service. The Board recognizes that service on other boards can in some circumstances limit the time that Directors may have to devote to fulfilling their responsibilities to the company. It is the Board's guideline that no Director serve on more than a total of six public company boards (including the Select Comfort Board), and that no member of the company's Audit Committee shall serve on more than a total of three public company audit committees (including the Select Comfort Audit Committee). If any Director exceeds or proposes to exceed these guidelines, the Director is required to promptly notify the Chair of the Corporate Governance and Nominating Committee and the committee will review the facts and circumstances and determine whether such service would interfere with the Director's ability to devote sufficient time to fulfilling the Director's responsibilities to the company.

<u>CEO Service on Other Boards</u>. The CEO shall not serve on more than two public company boards other than the Board of Directors of the company.

<u>Board and Committee Evaluations</u>. The Board believes that the company's governance and the Board's effectiveness can be continually improved through evaluation of both the Board as a whole and its committees. The Corporate Governance and Nominating Committee is responsible for annually evaluating effectiveness in these areas and reviewing the results and recommendations for improvement with the full Board.

<u>Board Executive Sessions</u>. Executive sessions or meetings of independent directors without management present will be held at least twice each year. At least one session will be to review the performance criteria applicable to the CEO and other senior managers, the performance of the CEO against such criteria, and the compensation of the CEO and other senior managers. Additional executive sessions or meetings of outside directors may be held from time-to-time as required. The Board's practice has been to meet in executive session for a portion of each regularly scheduled meeting of the Board. Any member of the Board may request at any time an executive session without the presence of management.

<u>Paid Consulting Arrangements</u>. The Board believes that the company should not enter into paid consulting arrangements with independent directors.

<u>Board Compensation</u>. Board compensation should encourage alignment with shareholders' interests and should be at a level equitable to comparable companies. The Management Development and Compensation Committee is responsible for periodic assessments to assure these standards are being met.

<u>Share Ownership Guidelines for Executive Officers and Directors</u>. The Board has established the stock ownership guidelines described below for executive officers and directors. For purposes of these guidelines, stock ownership includes the fair market value of (1) all shares of common stock owned (without regard to restrictions on transfer and including shares allocated to directors' accounts under the company's non-employee director equity plan) and (2) vested stock options after taxes at an assumed individual effective tax rate of 40%. The fair market value of stock options shall mean the then-current market price less the exercise price.

- <u>*Executive Officer Ownership Guidelines*</u>. Within five years of joining the company, the Chief Executive Officer is expected to achieve and maintain stock ownership equal to six times the CEO's base salary and each of the other executive officers is expected to achieve and maintain stock ownership equal to three times the executive officer's base salary.

- *Board Ownership Guidelines*. Within five years of joining the company's Board of Directors, each director is expected to achieve and maintain stock ownership equal to five times the director's annual cash retainer.

- *Restrictions on Sale Pending Achievement of Ownership Objectives*. Any director or executive officer who has not achieved the foregoing ownership objective by the required time period will not be permitted to sell any shares except to the extent required to pay transaction costs and taxes applicable to exercise of stock options or the vesting of restricted shares. Exceptions to these restrictions on sale of shares may be granted by the Board in its sole discretion for good cause shown by any director or executive officer.

Conflicts of Interest. Directors are expected to avoid any action, position or interest that conflicts with an interest of the company, or that gives the appearance of a conflict. If any member of the Board becomes aware of any such conflicting or potentially conflicting interest involving any member of the Board, the director should immediately bring such information to the attention of the Chairman of the Board, the Chief Executive Officer and the General Counsel of the company.

Performance Goals and Evaluation. The Management Development and Compensation Committee is responsible for establishing the procedures for setting annual and long-term performance goals for the Chief Executive Officer and for the evaluation by the full Board of his or her performance against such goals. The Committee meets at least annually with the Chief Executive Officer to receive his or her recommendations concerning such goals. Both the annual goals and the annual performance evaluation of the Chief Executive Officer are reviewed and discussed by the outside directors at a meeting or executive session of that group. The Committee is also responsible for setting annual and long-term performance goals and compensation for the direct reports to the CEO. These decisions are approved by the outside directors at a meeting or executive session of that group.

Compensation Philosophy. The Board supports and, through the Management Development and Compensation Committee, oversees employee compensation programs that are closely linked to business performance and emphasize equity ownership.

Senior Management Depth and Development. The CEO reports to the Board, at least annually, on senior management depth and development, including a discussion of assessments, leadership development plans and other relevant factors.

Provisions Applicable to Unsolicited Takeover Attempts or Proposals. The Board will periodically review (not less often than every three years) the company's Articles of Incorporation and Bylaws and various provisions that are designed to maximize shareholder value in the event of an unsolicited takeover attempt or proposal. Such review includes consideration of matters such as the company's state of incorporation, whether the company should opt in or out of applicable control share acquisition or business combination statutes, and provisions such as the company's classified Board structure. The objective of this review is to maintain a proper balance of provisions that will not deter bona fide proposals from coming before the Board, and that will position the Board and the company to maximize the long-term value of our company for all shareholders.

Shareholder Approval of Equity-Based Compensation Plans. Shareholder approval will be sought for all equity-based compensation plans.

Code of Conduct

We have developed and circulated to all of our employees a Code of Business Conduct addressing legal and ethical issues that may be encountered by our employees in the conduct of our business. Among other things, the Code of Business Conduct requires that our employees comply with applicable laws, engage in ethical and safe conduct in our work environment, avoid conflicts of interests, conduct our business with integrity and high ethical standards, and safeguard our company's assets. A copy of the Code of Business Conduct is included in the investor relations section of our Web site at *http://www.selectcomfort.com/eng/aboutus/corporategovernance.cfm.* We intend to disclose any amendments to and any waivers from a provision of our Code of Business Conduct on our Web site. The information contained in or connected to our Web site is not incorporated by reference into or considered a part of this Proxy Statement.

Employees are required to report any conduct that they believe in good faith violates our Code of Business Conduct. The Code of Business Conduct also sets forth procedures under which employees or others may report through our management team and, ultimately, directly to our Audit Committee (confidentially and anonymously, if so desired) any questions or concerns regarding accounting, internal accounting controls or auditing matters.

All of our employees are required to periodically certify their commitment to abide by our Code of Business Conduct. We also provide training in key areas covered by the Code of Business Conduct to help our employees to comply with their obligations.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis describes the key principles and approaches used to determine the compensation of the named executive officers listed in the Summary Compensation Table. All compensation paid to the named executive officers is determined by the Management Development & Compensation Committee of the Board of Directors (the "Committee"), which is composed solely of independent non-employee Directors who meet regularly each fiscal year. The Committee has retained Towers Perrin as its outside compensation consultant. More information on Towers Perrin's role in advising the Committee on executive compensation matters is provided later in this report.

Select Comfort's long-term goal is to consistently grow sales and earnings faster than its industry peers and to out-perform a broader peer group of specialty retailers. Select Comfort's compensation programs are generally more performance oriented, and typically have a greater proportion of total compensation at risk, than those of comparable companies. Only base salary and certain benefit programs do not vary, upward or downward, with annual financial performance. As a result, total compensation for named executive officers and other senior leaders varies from the bottom quartile of the market (when performance is below expectations) to the top quartile of the market (when performance exceeds that of peer group companies).

Select Comfort's performance in 2008 was disappointing and below both internal and external expectations. Both executive compensation for 2008, and Committee actions taken following year-end, reflect this below target performance and the strong "pay for performance" design of the company's executive compensation programs:

- <u>Base Salaries</u> have generally been frozen and annual merit increases have been deferred until performance momentum is restored. Early in 2008, our CEO offered to forgo his base salary for the balance of 2008 until the restoration of consistent comparable store sales growth. Two of our named executive officers received base salary increases in mid-2008, primarily in recognition of increased responsibilities and to obtain better alignment with market.

- <u>Annual Cash Incentive Compensation</u>, which typically accounts for more than 20% of total compensation for named executive officers, was completely eliminated for 2008. In accordance with the plan design established at the beginning of the year, no bonuses were warranted due to the year-to-year decline in Net Operating Profit.

- <u>Long-Term Equity-Based Incentive Compensation</u> is also strongly tied to annual company performance. In accordance with terms established at the beginning of 2008, annual stock and stock option awards, which typically account for approximately 40% of total compensation for named executive officers, were reduced below target levels due to below target company performance.

The general absence of base salary merit increases, the elimination of any annual cash incentive payouts, and the reduction in stock and stock option awards to below target levels will, in combination, result in total compensation in the bottom quartile of the market (vs. our peer group) for the named executive officers and other company management.

While Select Comfort believes it is highly important that executive compensation be closely aligned with corporate performance, it also recognizes that it must pay competitively to retain the highly talented people it has attracted to the company. Accordingly, select special stock awards were made in late 2007 and early 2008 to top performers, particularly those newer leaders with limited stock holdings, to reinforce their importance to the business and increase their incentive and motivation.

The Summary Compensation Table included on page 36 of this Proxy Statement was prepared in adherence to SEC guidelines (including expenses related to stock grants for a number of prior years) and therefore only partially reflects the year-to-year decline in total compensation resulting from below target performance in 2008. The base salaries reflect (i) our CEO's offer to forego base salary for the vast majority of the year; (ii) an increase for Ms. Roedel primarily in recognition of increased responsibilities (and her promotion to Executive Vice President) and an adjustment to market; and (ii) an increase for Ms. Schoppert primarily in recognition of increased responsibilities. All base salaries also reflect an additional week in fiscal year 2008. The equity award values reflected in the table are generally consistent with 2007, or declining in the case of our CEO, and reflect in part amounts expensed in 2008 with respect to grants made in years prior to 2007. The "Non-Equity Incentive Plan Compensation" column reflects zero bonus payouts for both 2008 and 2007.

The Board of Directors and management of Select Comfort are highly committed to restoring the outstanding growth and financial performance that characterized the company from 2001 through 2006. Aggressive actions have been taken to improve company performance, to weather the challenging current environment, and to better position Select Comfort to fully realize its outstanding future potential. As part of these actions, Chief Executive Officer William R. McLaughlin requested in early 2008 that his base salary for 2008 be discontinued until growth in comparable store sales was restored.

The following discussion provides (1) an overview of the Management Development and Compensation Committee of our Board of Directors, (2) a discussion of the philosophy and objectives behind our compensation programs for senior management, and (3) a discussion of each material element of these compensation programs and the process used to determine the amounts of these elements.

Overview of the Management Development and Compensation Committee

The Management Development and Compensation Committee of the Board of Directors (the "Committee") is comprised entirely of independent, non-employee directors. The primary purpose of the Committee is to discharge the responsibilities of our Board relating to executive compensation and development of current and future leadership resources. The responsibilities of the Committee include:

- Establishment of compensation strategies, processes, and programs for the Chief Executive Officer and other executive officers designed to motivate and reward superior company performance.

- Leadership of the Board of Directors' annual process to evaluate the performance of the Chief Executive Officer.

- Review and approval of all compensation elements for the Chief Executive Officer and other executive officers including base salaries, annual cash incentive awards, equity-based awards, benefits, and perquisites.

- Oversight of the annual cash incentive plan, long-term equity-based incentive plans, employee stock purchase plan, and major employee benefit programs.

- Review of management development progress, organizational strategy, succession planning for key leadership positions, and overall talent depth to assure that talent formation processes are consistent with the company's aggressive growth goals.

The Committee has the authority under its charter to retain and consult with independent advisors to assist the Committee in fulfilling these responsibilities and duties. To maintain the independence of these advisors, the charter also provides that the use by the company of any of these advisors for work other than that expressly commissioned by the Committee must be approved in advance by the Committee. For each of the last several years, the Committee has engaged Towers Perrin, a global human resources consulting firm, as its independent compensation consultant.

The Committee usually meets four to six times per year in person or by telephone conference as needed. The Chairman of the Committee works with members of our senior management team and with the Committee's independent compensation consultant to determine the agenda for each meeting. Following the development of the agenda, members of senior management and our human capital department, sometimes with the assistance of the Committee's independent compensation consultant, prepare materials for each meeting of the Committee. These materials are reviewed with the Chair of the Committee in advance of distribution to the entire Committee.

Our Chief Executive Officer, other members of our management team and the Committee's independent compensation consultant may be invited to attend all or a portion of a Committee meeting, depending on the nature of the agenda. The Committee also typically meets in executive session without any members of management present.

Neither our Chief Executive Officer nor any other member of management votes on any matters before the Committee. The Committee, however, solicits the views of our Chief Executive Officer on compensation matters generally, and particularly with respect to the compensation of members of the senior management team reporting to the Chief Executive Officer. The Committee also solicits the views of other members of senior management and our human capital department with respect to key compensation elements and broad-based employee benefit plans.

Compensation Philosophy and Objectives

Our compensation philosophy and objectives may be summarized as follows:

- Competitive Compensation. As a growth-oriented company, we need to attract, retain and motivate executives and key employees with the capability to enable us to achieve significantly greater scale.

- Performance-Based Compensation. We favor variable compensation tied to company results over fixed compensation. We target base salary compensation at the market median, with the opportunity to earn total compensation above the market median when company performance is competitively superior.

- Reward both Company-Wide and Individual Achievement. In determining short-term and long-term incentive awards, emphasis is placed on company performance. However, significant differentiation can occur with respect to merit increases in base salaries, annual cash incentive compensation and in long-term equity awards based on individual performance and potential.

- Emphasize Stock Ownership. We believe that employee stock ownership is a valuable tool to align the interests of employees with those of shareholders. The company has established specific stock ownership objectives for company officers as well as for members of the Board of Directors. The company has historically provided a variety of means for broader stock ownership by employees at all levels, including through our long-term incentive plans, our 401(k) savings plan and our employee stock purchase plan.

Compensation Program Elements

Our compensation program for senior management currently consists of (1) base salary, (2) annual cash incentive compensation, (3) long-term equity-based incentive compensation, (4) severance compensation upon termination of employment without cause, (5) broad-based benefits plans available to other employees generally, and (6) limited perquisites. In addition, we have stock ownership requirements for senior management, described further below. We do not have employment agreements that provide for continued employment for any period of time.

The Committee annually reviews the company's total compensation program for the Chief Executive Officer and for each of the company's Senior Vice Presidents. The independent compensation consultant provides the Committee with relevant market data and trends to consider as the Committee makes compensation decisions relative to the company's executive officers.

In making compensation decisions relative to the entire senior management team, the Committee reviews data from multiple broad-based survey sources provided by the independent compensation consultant, including Towers Perrin's *2007 Compensation Data Bank - General Executive Report* and *Retail/Wholesale Executive Report*; Watson Wyatt's *2007/2008 Industry Report on Top Management Compensation*; and William M. Mercer's *2007 Benchmark Database Executive Survey Report*. The Committee compares each element of total compensation against a market estimate derived by the independent compensation consultant from this survey data, which is adjusted by regression analysis to account for company size, as well as against tabular data from these surveys arranged by company size.

The Committee also compares each element of compensation for the CEO and CFO to a peer group of publicly traded companies. This peer group, the composition of which is reviewed annually, consists of comparable retail, manufacturing, and consumer brand companies, with which we compete for talent and for shareholder investments. For each of the last three fiscal years, this peer group has included:

- Arctic Cat Inc.
- Bed Bath & Beyond Inc.
- The Bombay Company, Inc.
- Cache, Inc.
- Callaway Golf Company
- Chico's FAS, Inc.
- Christopher & Banks Corporation
- Coach, Inc.
- Cost Plus, Inc.
- Donaldson Company, Inc.
- Dorel Industries Inc.
- Ethan Allen Interiors Inc.
- Furniture Brands International, Inc.
- Haverty Furniture Companies, Inc.
- La-Z-Boy Incorporated
- Leggett & Platt, Incorporated
- Nautilus, Inc.
- Pier 1 Imports, Inc.
- Polaris Industries Inc.
- Restoration Hardware, Inc.
- Sealy Corporation
- Sharper Image Corporation
- Starbucks Corporation
- Tempur-Pedic International Inc.
- Tennant Company
- The Toro Company
- Williams-Sonoma, Inc.

Because of the wide range in size among the companies in the peer group, with our annual revenues at approximately the 25th percentile of the peer group, regression analysis is used to adjust the compensation data for differences in company revenues. The adjusted data is used as the basis of comparison of CEO and CFO compensation between our company and the companies in the peer group.

With the assistance of the independent compensation consultant, the Committee values the total compensation of the executive officers in two ways, including the "targeted opportunity" and the current actual pay. The targeted opportunity includes current base salary, targeted annual incentive compensation, and targeted annual stock equity award values. The current actual pay includes current base salary, the most recent actual bonus payout and most recent equity awards valued on the basis of the average stock price over the preceding six months. The competitive position of the compensation for the executive officers is considered from both of these perspectives.

Base Salary. Base salaries for our executive officers are reviewed annually, shortly after the end of each fiscal year. The Committee seeks to position base salaries at the median of the general industry survey data, as adjusted by regression analysis to account for company size.

In addition to the broad industry market data and comparisons with the peer group noted above, the Committee considers other factors in arriving at or adjusting each executive officer's base salary, including: (1) each executive officer's scope of responsibilities; (2) each executive officer's qualifications, skills and experience; (3) internal pay equity among senior executives; and (4) individual job performance, including both impact on current financial results and contributions to building longer-term competitive advantage and shareholder value. Annual increases in base salary are primarily driven by the Committee's evaluation of individual performance.

The Summary Compensation Table included on page 36 of this Proxy Statement reflects (i) William R. McLaughlin's offer in early 2008 to forego base salary for the remainder of the year unless consistent comparable store sales growth was restored, (ii) an increase of 8.8% for Kathryn V. Roedel, driven by an increase in her responsibilities, her promotion to Executive Vice President, and external market and internal equity considerations, and (iii) an increase of 4.6% for Wendy L. Schoppert, driven by an increase in her responsibilities and retention considerations. All base salaries also reflect an additional week in fiscal year 2008.

Based on the continuing challenges in stabilizing sales and profitability levels reflected the company's performance in 2008, and in recognition of the company's efforts to control costs and preserve cash, the Committee accepted management's proposal to defer all merit increases to base salaries for executive officers until such time as performance momentum is restored. The Committee intends to revisit base salaries for senior executives later in fiscal year 2009 for consistency with the company's overall compensation objectives.

Annual Cash Incentive Compensation. Annual cash incentive compensation for executive officers and other employees is provided under our Executive and Key Employee Incentive Plan (the "Annual Incentive Plan"). The Annual Incentive Plan is designed to drive company-wide performance for the relevant fiscal year at or above the company's stated long-term growth and profitability objectives. Consistent with the company's performance-based compensation philosophy, the Board seeks to set its company-wide financial performance objectives so as to achieve above-median performance relative to the company's peer group. The Committee then seeks to set annual cash incentive targets so that achievement of above-median performance will result in above-median total cash compensation.

At the beginning of each fiscal year, the Committee determines the three principal elements of the Annual Incentive Plan for the coming fiscal year: (1) the performance goals, (2) the target bonus levels, and (3) the split between company-wide performance goals and individual performance goals (if any). Actual bonus payments are increased above the target bonus levels for results that exceed the performance goals and are decreased below the target bonus levels (and may be reduced to zero) for results that do not fully meet the goals, with the amount of the increase or decrease based on a schedule determined by the Committee.

- Performance Goals. The Committee determines both the type and the specific targets of the performance goals for each fiscal year. The Annual Incentive Plan limits the types of performance goals to sales growth or volume, net operating profit before tax, cash flow, earnings per share, return on capital employed, and/or return on assets. Since the adoption of the current Annual Incentive Plan in 2001, the Committee has selected annual Net Operating Profit ("NOP") as the primary company performance measure based on its belief that this single goal provides a balanced focus on both revenue growth and improved profitability. In some years, the Committee has added a secondary performance goal aligned with a key strategy or initiative for the year, including unit sales growth in 2006 and revenue growth in 2007. For 2009, the Committee has added operating free cash flow as a secondary performance goal.

- Target Bonus Levels. The target bonus level for the CEO has been set at 75% of base salary for each year since 2002. The target bonus level for Senior Vice Presidents has been set at 55% of base salary for each year since 2003. In 2008, two executives were promoted to

Executive Vice President, and the Committee established a bonus target of 60% of base salary for this level. These target bonus levels were initially benchmarked against high growth companies of the same size and larger, using the broad-based survey data and peer group of publicly traded companies identified earlier in this Compensation Discussion and Analysis, and these target bonus levels are reviewed annually against these benchmarks. As noted above, these target bonus levels, when combined with the performance goals established by the Committee, are designed to deliver above-median total cash compensation for above-median performance relative to the company's peer group.

- Split between Company-Wide Goals and Individual Goals. The Annual Incentive Plan specifies that, for senior executive officers, at least 75% of the target award must be based on objective, company-wide performance goals and not more than 25% of the target award may be based on objective individual performance goals. From the inception of the Annual Incentive Plan in 2001 through 2007, the Committee had based target awards payable to senior executives entirely on objective, company-wide performance goals. For 2008, the Committee determined to base 25% of the target award for senior management on individual performance objectives in order to better recognize and reward outstanding individual performance. Payment of the individual portion was also dependent on achievement of a minimum company-wide NOP target. For 2009, the target bonus award for executive officers will again be based entirely on objective, company-wide performance goals in order to focus all employees on the urgency of company-wide objectives.

The actual incentive payouts for the past several fiscal years (2006 through 2008), as well as the design of the incentive program for 2009, demonstrate how these incentive mechanics actually function and the strong relationship between company performance and incentive payments:

For 2006, the Committee established an NOP performance goal of $80.4 million (+17% vs. 2005) for payment of bonuses at target level. The company achieved $75.1 million in NOP (as adjusted by the Committee to account for two extraordinary items not anticipated at the beginning of the year) or a gain of 9.5% year-to-year on a comparable basis. This NOP performance was below plan and resulted in a below target incentive payout of 83% of target.

For 2007, the Committee established an NOP performance goal of $90.1 million (+20% vs. comparable 2006 performance) for payment of bonuses at target level. The incentive plan also had a 15% "kicker" if net sales hit a stretch objective of $1 billion (and NOP was at least 10% of net sales). As the company's NOP performance of $43.5 million was significantly below plan, in accordance with the incentive schedule established at the beginning of the year, the Committee determined that no incentive payout was appropriate for 2007.

For 2008, because of the economic uncertainty that prevailed as we entered the year, particularly for specialty retailers, the Committee thought it important to modify the incentive program design. To assure motivation and incentive for top performers, the Committee determined that 2008 annual incentives would be based 75% on company NOP performance and 25% on individual performance versus goals. The Committee established an NOP performance goal of $34.7 million (-20% vs. comparable 2007 performance) for payment of bonuses at target level, and determined that no payout would occur on the company performance portion if this NOP threshold target was not met. The slope of any incentive payouts above the NOP target for the year was relatively flat (0.39% to 2.5% per each 1% of NOP growth) until NOP exceeds prior year by 10%, when the incentive leverage increased to 5% per each incremental 1% of

NOP growth. The individual performance portion was payable only in the event of achievement of positive NOP after payment of any bonus, and in all cases, any incentive earned would have been fully funded by the NOP results upon which the incentive was based.

To further assure 2008 pay and performance were properly aligned, the Committee reserved the discretion to increase or decrease the 75% company performance portion of the incentive by up to 20%. This incentive provision was added due to the difficulty in assessing how conservative or aggressive 2008 NOP goals were, given the continuing deterioration of the economy. Use of this discretionary authority was to be based on the company's relative performance versus industry competitors and on sales and profit growth trends generated during the year.

As the company did not achieve positive NOP performance in 2008, in accordance with the incentive plan terms established at the beginning of the year, the Committee determined that no incentive payout was appropriate for 2008.

For 2009, as the macroeconomic environment has remained volatile and uncertain, and the company is further challenged by near-term liquidity requirements, the Committee has again refined key elements of the annual incentive plan design. To focus all employees on the company's core operating strategies, annual incentive plan payments will be based entirely on objective, company-wide performance goals. The Committee has again chosen NOP as the primary performance goal, with bonus payments being earned only for exceeding the company's planned NOP goals. As liquidity and cash flow are key objectives for the company in the current economic environment, the Committee has added operating free cash flow as a secondary performance goal.

In order to focus all employees on near-term, critical business objectives, incentive payments will be based on *quarterly* performance versus targets derived from the company's annual operating plan. Due to continuing difficulty in assessing how conservative or aggressive the annual NOP goals may be given the current economic uncertainty, the Committee will review the targets on a quarterly basis to assure that pay and performance are properly aligned. Quarterly payments will be earned only for exceeding the company's planned NOP targets and will be made only if there remains adequate liquidity to fund the company's operating needs. In order to provide a strong continuing incentive, if a quarterly target is missed, but the full year target is achieved, the full year bonus payment will be earned. In recognition of the cash needs of the business, bonus payments will be capped at 125% of target levels, and will only be paid out at such time as the Committee determines that we will have adequate liquidity and capital resources to meet the operating needs of the business.

In order to enable compensation paid under our Annual Incentive Plan to qualify for an exemption from limits on deductibility of compensation in excess of $1 million under Internal Revenue Code section 162(m) and related regulations, we have chosen to submit the material terms of the performance goals under the Annual Incentive Plan to our shareholders for approval every five years. Our shareholders initially approved the material terms of these performance goals in 2001 and approved them again in 2006.

Long-Term Equity-Based Incentive Compensation. The company makes long-term incentive compensation grants to its executive officers and other employees to align their interests with those of shareholders, as well as to provide total compensation which is competitive in the marketplaces in which the company competes for top talent. As the company offers no pension plan, this pay component is an important enabler of retirement security for executives and other employees who have dedicated a significant portion of their working career to our business.

Executive officers and other key employees are eligible for equity-based grants upon joining the company and thereafter on an annual basis. The annual long-term equity-based awards are typically granted in late February or early March of each year, following the completion of our annual audit and release of our earnings for the prior fiscal year, and coinciding with our annual performance review process.

We have historically provided four different types of equity awards to our executive officers:

- Stock Option Awards provide the right to purchase a specific number of shares at a fixed price equal to the fair market value of the shares on the date of grant, with these rights typically vesting in annual increments of 25% of the number of options granted on each of the first four anniversaries of the date of grant (subject to earlier vesting upon a change in control), provided the employee continues in service with the company;

- Performance Stock Option Awards are stock option grants in which the number of shares is subject to upward or downward adjustment based on performance versus company objectives for the year of the grant;

- Restricted Stock Awards are full share grants that become fully vested and owned by the employee free of restrictions at the end of a number of years (typically four years) from the date of grant (subject to earlier vesting upon a change in control), provided the employee continues in service with the company; and

- Performance Restricted Stock Awards are restricted stock awards in which the number of shares granted is subject to upward or downward adjustment based on performance versus company objectives in the year of the grant.

Up until 2005, Stock Option Awards and Restricted Stock Awards were the only forms of long-term equity-based compensation utilized by the company. Executives and other stock program participants would annually receive Stock Option Awards. In addition, certain executives and other key employees were selected to receive special Restricted Stock Awards for recognition and retention reasons. Starting in 2005, the company began to grant Performance Restricted Stock Awards in addition to Stock Option Awards, with the mix of annual awards for executive officers targeted at 75% Stock Option Awards and 25% Performance Restricted Stock Awards. Since 2007, our annual equity awards to executive officers have generally been in the form of performance-based awards, with the mix for executive officers targeted at 75% Performance Stock Option Awards and 25% Performance Restricted Stock Awards. In 2008, some participant choice was introduced, whereby executive officers could choose between either a 50%/50% or 75%/25% mix by value of Performance Stock Option Awards to Performance Restricted Stock Awards.

In determining the economic value of long term equity-based incentive compensation to be granted to each stock plan participant, the following four criteria are considered:

- Organizational Performance, including historical total shareholder returns (both one- and five-year perspectives), net sales and earnings growth relative to internal targets and external peer comparisons, and strategic accomplishments.

- Individual Performance, including levels of responsibility and impact on both our current results and our long-term competitive position. Our equity-based incentive grants have generally been the vehicle to provide differentiation in rewards for individual performance. These long-term incentive grants are also designed to support important long-term retention considerations.

- Market Survey Information including current market position (both individually and in the aggregate), intended market competitive position, and market trends.

- Prior Awards, including both the number of stock options and restricted shares awarded and the accumulated value to evaluate the "holding power" of unvested equity when considering employee retention exposure.

Performance Stock Awards granted in 2007 were subject to increase by up to 50% of the number of shares subject to the grant based on achieving 125% or more of the company's net operating profit objective for 2007, and were subject to decrease by up to 75% of the number of shares subject to the grant based on achieving 65% or less of the company's net operating profit objective for 2007. Based on the company's performance in 2007, all Performance Stock Awards granted in 2007 were reduced by 75% of the number of shares subject to the grant.

For 2008, due to the volatility and uncertainty in prevailing business and economic conditions, and the resulting challenges in assessing the degree of difficulty in achieving 2008 NOP goals, the Committee determined to narrow the range of upward or downward adjustment to 25%, in accordance with the following matrix:

Actual 2008 Net Operating Profit as a Percentage of Bonus Payout Target	Award Multiplier
>125%	1.25X
>115% to 125%	1.10X
>85% to 115%	1.00X
>75% to 85%	0.90X
≤75%	0.75X

In accordance with this schedule, and the other plan provisions, the number of shares included in the Performance Stock Option Awards and Performance Restricted Stock Awards granted to plan participants in the beginning of 2008 were reduced by 25% based on actual NOP performance in 2008. These grant amounts for executive officers are summarized in the Grant of Plan-Based Awards Table included on page 37 of this Proxy Statement and were in each case reduced to the threshold amounts reflected in the table.

For the March 2008 award, plan participants were offered a choice in the weighting between Performance Stock Option Awards (being more "variable" in value) and Performance Restricted Stock Awards (being more "fixed" in value). Senior officers, including named executive officers, were eligible to elect to receive the economic value of their 2008 grant in either a 50%/50% or 75%/25% mix by value of Performance Stock Option Awards to

Performance Restricted Stock Awards. Each of the named executive officers chose the more variable value weighting of 75%/25%.

The amounts of these awards for named executive officers, after being reduced for the performance adjustment described above, were as follows:

- James C. Raabe (26,438 Performance Stock Options and 4,406 Performance Restricted Stock shares);
- Catherine B. Hall (29,813 Performance Stock Options and 4,969 Performance Restricted Stock shares);
- Kathryn V. Roedel (37,688 Performance Stock Options and 6,281 Performance Restricted Stock shares);
- Wendy L. Schoppert (33,750 Performance Stock Options and 5,625 Performance Stock shares); and
- Mark A. Kimball (29,813 Performance Stock Options and 4,969 Performance Restricted Stock shares).

The foregoing Performance Stock Options vest at the rate of 25% per year over a period of four years from the date of grant, and the foregoing Performance Restricted Stock shares vest at the end of four years from the date of grant, in each case subject to continuing employment with the company and subject to earlier vesting upon a change in control of the company, pursuant to the terms of the company's stock option plans.

Also in 2008, a small group of key employees were singled out for special stock grants based on their future contribution potential as part of the company's long-term retention strategy. These special stock grants are subject to a three-year vesting schedule and were not subject to performance adjustment. Named officers receiving special stock grants were:

- James C. Raabe (7,500 Stock Options and 1,250 Restricted Stock shares);
- Catherine B. Hall (22,500 Stock Options and 3,750 Restricted Stock shares);
- Kathryn V. Roedel (30,000 Stock Options and 5,000 Restricted Stock shares);
- Wendy L. Schoppert (30,000 Stock Options and 5,000 Restricted Stock shares); and
- Mark A. Kimball (7,500 Stock Options and 1,250 Restricted Stock shares).

Our Chief Executive Officer, William R. McLaughlin, has been eligible for limited equity-based awards in recent years as a result of the multi-year Stock Option Award he received in March 2006, in return for his commitment to continue in his position as CEO for at least five more years. This special one time grant of 562,500 shares represented five times Mr. McLaughlin's normal annual Stock Option Award. The Board made this special grant in recognition of Mr. McLaughlin's exceptional performance in the years preceding the award and to assure continuity at the top of the company so as to perpetuate the distinctive growth the company was achieving. As originally granted, these options would have vested 100% on a "cliff" basis in March of 2011. In April 2008, in conjunction with other restructuring actions taken to improve future company performance, Mr. McLaughlin proposed to change the cliff-vesting date of these options to December of 2015 (requiring Mr. McLaughlin to work longer to earn the same economic value from this stock grant and lowering the company's annual compensation costs), and this proposal was accepted by the Committee.

While the bulk of Mr. McLaughlin's annual equity incentive award was foregone due to this multi-year Stock Option Award, he has remained eligible for Performance Restricted Stock Awards. With respect to 2007, Mr. McLaughlin was eligible to receive 37,500 Performance Restricted Stock shares, which was reduced by 75% to 9,375 shares based on 2007 performance. In the 2008 grant cycle, Mr. McLaughlin also received 37,500 Performance Restricted Stock shares, which was reduced by 25% to 28,125 shares based on 2008 performance, consistent with the performance matrix discussed above.

Severance Compensation. In February of 2007, the Committee adopted the Select Comfort Corporation Executive Severance Pay Plan (the "Severance Plan"). The Severance Plan establishes severance benefits payable to the CEO and other executive officers upon termination of their employment by the company without cause. Under the Severance Plan, upon termination of employment by the company without cause, the CEO would be entitled to a base amount of severance pay equal to (a) two times the sum of (i) annual base salary and (ii) annual target bonus, plus (b) a pro rata target bonus for the year of termination. Each of the other named executive officers, upon termination of employment by the company without cause, would be entitled to a base amount of severance pay equal to (a) one times the sum of (i) annual base salary and (ii) annual target bonus, plus (b) a pro rata target bonus for the year of termination.

In addition to the base severance compensation described above, the Severance Plan provides for reimbursement of the cost of "COBRA" medical and dental continuation coverage, less the amount paid by an active full-time employee for the same level of coverage, until the earlier of: (i) the end of the period of time reflected in the base severance compensation (i.e., two years for CEO and one year for the other named executive officers); (ii) the end of the participant's eligibility for COBRA continuation coverage; or (iii) the date the participant becomes eligible to participate in another group medical plan or dental plan, as the case may be.

Though not specified in the Severance Plan and not an obligation of the company, the company's practice is to support a terminated executive's efforts to obtain future employment by contracting with a professional outplacement firm at competitive rates to provide individual consultation services during the severance period.

Severance benefits are only payable following the eligible employee's termination of employment by the company without cause. No severance payment would be triggered solely by a change-in-control of the company. The Severance Plan does provide, however, that during a 24-month period following a change-in-control of the company, the company may not terminate the Severance Plan and may not reduce the severance benefits payable to participants who are employed by the company immediately prior to the change-in-control.

The Severance Plan was adopted in order to establish consistent severance benefits for senior executives and to establish a plan that would comply with anticipated new regulations under Internal Revenue Code Section 409A applicable to deferred compensation. Prior to the adoption of the Severance Plan, some but not all of our senior executives were entitled to severance benefits pursuant to their offer letters negotiated at the time of hire. The Severance Plan provides more uniform benefits across the senior management team and benefits that are generally similar to the benefits payable under individual offer letters. No participant would receive less under the Severance Plan than he or she would be entitled to under his or her individual offer letter, and any such payment under an individual offer letter would be deducted from the amount payable under the Severance Plan.

In developing the Severance Plan and determining the benefits payable under the Severance Plan, the Committee considered broad-based benchmark data received from the independent compensation consultant relative to typical severance benefits and concluded that the benefits payable under the Severance Plan are generally at or below the broad-based benchmark data.

Our stock option plans provide for acceleration of vesting of equity awards upon a change-in-control of the company as defined in the plans, which is a common provision for publicly traded companies. This provision enables executives to protect their equity position in the event a change-in-control results in significant change in direction of the company.

Benefits and Perquisites. Our executive officers generally receive the same menu of benefits as are available to other full-time employees, including but not limited to the following:

- 401(k) Plan. All of our full-time employees age 21 and older are eligible to participate in our 401(k) savings plan. The 401(k) plan includes company stock as an investment option, providing another opportunity for our senior executives and other employees to build stock ownership in our company. The company has historically provided a guaranteed match of 100% of the first 2% contributed by employees and 50% of the next 4% contributed by employees. The company match portion is subject to vesting at the rate of 25% per year over the first four years of the participant's employment. In the fourth quarter of fiscal 2008, in order to reduce costs and preserve cash, the company match feature of the 401(k) plan was suspended indefinitely.

- Non-Qualified Deferred Compensation Plan. Our director-level and above employees may defer a portion of their compensation under a non-qualified deferred compensation plan that offers a range of investment options similar to those available under our 401(k) plan. The company does not contribute any compensation to this plan.

As the company provides no pension plan, we believe the 401(k) plan and the non-qualified deferred compensation plan are important elements in retirement planning for executives and other employees.

We generally avoid special executive perquisites. We do offer two executive benefits to senior management that are designed to address specific corporate purposes:

- Annual Physical Exam. Members of our senior management team are required to periodically undergo a comprehensive physical examination. The company offers several options to complete this requirement, which generally range in cost from $1,600 to $6,000. These costs, after insurance coverage, are paid by the company and constitute taxable wages to the executive that are *not* "grossed up" for tax purposes. This benefit is designed to promote preventive care, enhance the health and wellness of senior management and to catch potential health issues at an early stage.

- Tax and Financial Planning. Members of our senior management team are eligible for reimbursement of expenses for tax and financial planning services up to $7,500 per year for the CEO and up to $4,000 per year for senior vice presidents. Amounts reimbursed under this benefit represent taxable wages that are *not* "grossed up" for tax purposes. This benefit is designed to enhance executive management of compensation, to avoid distraction of members of the senior management team and to promote tax compliance.

Chief Executive Officer Compensation and Performance

The compensation for William R. McLaughlin, our President and Chief Executive Officer, consists of an annual base salary, annual cash incentive compensation and long-term equity-based incentive compensation. The Committee determines the level for each of these compensation elements using methods consistent with those used for the company's other senior executives, including the assessment of Mr. McLaughlin's performance and review of competitive benchmark data. The Committee evaluates Mr. McLaughlin's performance by soliciting input from all members of the Board as well as other members of the senior management team. The Board also assesses Mr. McLaughlin's performance against objectives incorporating key operational and strategic factors, including growth, profitability, product innovation, advancement of strategic initiatives, organizational development and investor relations. The CEO performance feedback from all independent Board members is consolidated into a detailed written performance review which is the basis of a full Board discussion in Executive Session led by the Chair of the Committee. The Board's assessment of Mr. McLaughlin's performance is a major consideration in determining any compensation adjustments which are appropriate for the coming year.

In February 2008, the Committee accepted Mr. McLaughlin's proposal to forego his base salary through the remainder of 2008 to personally share in the significant cost reduction actions being taken throughout the organization. As a result, Mr. McLaughlin received no base salary for most of fiscal year 2008.

While Mr. McLaughlin's current total compensation is considerably below the peer group median, and has decreased considerably during the past several years, the Committee believes it to be consistent with the overall company performance in what has been an extremely challenging time for the company and entire mattress industry.

Stock Ownership Guidelines

Under stock ownership guidelines established by the Board, within five years of joining the company, the CEO is expected to achieve and maintain stock ownership equal to six times the CEO's base salary and each of the other executive officers is expected to achieve and maintain stock ownership equal to three times the executive officer's base salary. For purposes of these guidelines, stock ownership includes the fair market value of (1) all shares of common stock owned (without regard to restrictions on transfer) and (2) vested stock options after taxes at an estimated effective tax rate of 40%. The fair market value of stock options shall mean the then-current market price less the exercise price.

Any executive officer who has not achieved the foregoing ownership objective by the required time period will not be permitted to sell any shares except to the extent required to pay transaction costs and taxes applicable to the exercise of stock options or the vesting of restricted shares. Exceptions to these restrictions on sale of shares may be granted by the Board in its sole discretion for good cause shown by any director or executive officer.

Tax and Accounting Implications

Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code requires that we meet specific criteria, including stockholder approval of certain stock and incentive plans, in order to deduct, for federal income tax purposes, compensation over $1 million per individual paid to our Chief Executive Officer and each of our four other most highly compensated executives. Our equity-based incentive plans and our annual cash bonus plan are designed to permit the grant and payment of equity or cash incentive awards that are fully deductible as performance-based compensation under the Internal Revenue Code. In reviewing and adopting other executive compensation programs, the Committee plans to continue to consider the impact of Section 162(m) limitations in light of the materiality of the deductibility of potential benefits and the impact of such limitations on other compensation objectives. Because the Committee seeks to maintain flexibility in accomplishing our company's compensation goals, however, it has not adopted a policy that all compensation must be fully deductible.

Accounting for Stock-Based Compensation. In 2006, the company began accounting for stock-based compensation payments in accordance with the requirements of Statement of Financial Accounting Standards No. 123R, *Share-Based Payment* ("SFAS 123R"). SFAS 123R requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value.

COMPENSATION COMMITTEE REPORT

The Management Development and Compensation Committee of the Board of Directors has reviewed and discussed the preceding Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Management Development and Compensation Committee

Michael A. Peel, Chair
Christine M. Day
David T. Kollat

The foregoing Compensation Committee Report shall not be deemed to be "filed" with the Securities and Exchange Commission or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, in whole or in part, the foregoing Compensation Committee Report shall not be incorporated by reference into any such filings.

Summary Compensation Table

The following table summarizes the total compensation paid or earned by each of the named executive officers for the 2008 fiscal year ended January 3, 2009 (and for the 2006 and 2007 fiscal years for those who were also named executive officers in 2006 and/or 2007). The details of our named executive officers' compensation are discussed in detail in the Compensation Discussion and Analysis beginning on page 21.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name And Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
William R. McLaughlin[3] President and CEO	2008	$106,154	---	$506,611	$1,066,048	---	---	$ 15,977	$1,694,790
	2007	$687,692	---	$479,826	$1,716,207	---	---	$ 17,820	$2,901,545
	2006	$657,308	---	$402,316	$1,691,515	$409,174	---	$ 21,057	$3,181,370
James C. Raabe[4] SVP and CFO	2008	$300,673	---	$108,257	$ 199,574	---	---	$ 11,213	$ 619,717
	2007	$298,269	---	$102,252	$ 205,217	---	---	$ 9,025	$ 614,763
	2006	$268,077	---	$ 89,853	$ 179,088	$122,377	---	$ 16,483	$ 675,878
Catherine B. Hall[5] SVP and CMO	2008	$188,091	---	$ (1,678)	$ 65,475	---	---	$621,567	$ 873,455
Kathryn V. Roedel[6] EVP, Product Development and Operations	2008	$303,077	---	$ 70,126	$ 331,563	---	---	$ 7,377	$ 712,143
	2007	$278,462	---	$ 58,839	$ 315,490	---	---	$ 37,977	$ 690,768
	2006	$259,231	---	$ 48,496	$ 267,114	$118,339	---	$165,279	$ 858,459
Wendy L. Schoppert[7] SVP, Int'l and CIO	2008	$262,596	---	$ 66,526	$ 309,448	---	---	$ 7,360	$ 645,930
	2007	$251,077	---	$ 55,962	$ 289,758	---	---	$ 10,151	$ 606,948
Mark A. Kimball[8] SVP, Legal, General Counsel and Secretary	2008	$280,288	---	$ 77,973	$ 169,166	---	---	$ 7,454	$ 534,881

(1) Reflects amounts recognized in 2006, 2007 and 2008 for financial statement reporting purposes in accordance with SFAS 123R (excluding estimates for forfeitures) related to stock awards (in column (e)) and option awards (in column (f)) and may include amounts for awards granted in 2008 or in prior years. Assumptions used in the calculation of these amounts are described in Note 6 of the Notes to the Consolidated Financial Statements included in the company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 19, 2009. Additionally, as described in greater detail in the Compensation Discussion and Analysis under the heading "Long-Term Equity-Based Incentive Compensation" and in the "Grant of Plan-Based Awards" table below, the stock awards and option awards are adjusted between a threshold and maximum based on company performance in the year of grant.

(2) Represents annual incentive compensation earned under the Select Comfort Corporation Executive and Key Employee Incentive Plan. There was no payout under the Select Comfort Corporation Executive and Key Employee Incentive Plan for fiscal years 2007 and 2008.

(3) Effective February 21, 2008, Mr. McLaughlin offered to forego his annual base salary for the balance of 2008 until the company achieved growth in same store sales of at least 1% for not less than four consecutive weeks. All other compensation includes the costs of (i) the executive's participation in the company's annual sales incentive trip in the amount of $6,626 (including tax reimbursement of $1,433); (ii) reimbursement for personal financial planning and tax advice; and (iii) company contribution to the executive's 401(k) account.

(4) All other compensation includes the costs of (i) reimbursement for personal financial planning and tax advice; (ii) company sponsored physical exam; and (iii) company contribution to the executive's 401(k) account.

(5) All other compensation includes the costs of (i) reimbursement of relocation expenses in the amount of $255,291 (including tax reimbursement of $89,352); (ii) severance in the amount of $356,646; (iii) COBRA reimbursement in the amount of $2,403 through the end of fiscal year 2008; and (iv) company contribution to the executive's 401(k) account. Ms. Hall ceased to be employed with the company effective October 10, 2008. All of Ms. Hall's stock awards and option awards were forfeited as of that date.

(6) All other compensation includes the costs of company contribution to the executive's 401(k) account.

(7) All other compensation includes the costs of (i) reimbursement for personal financial planning and tax advice; and (ii) company contribution to the executive's 401(k) account.

(8) All other compensation includes the costs of company contribution to the executive's 401(k) account.

Grant of Plan-Based Awards

The following table summarizes grants of equity and non-equity plan-based awards to each of the named executive officers during the 2008 fiscal year ended January 3, 2009.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)	(n)	(o)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Option Grants[3]			All Other Stock Awards: Number of Shares of Stock or Units (#)[4]	All Other Option Awards: Number of Securities Under-lying Options (#)[5]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[6]
Name	Grant Date	Thresh-old ($)	Target ($)	Maxi-mum ($)	Thresh-old (#)	Target (#)	Maxi-mum (#)	Thresh-old (#)	Target (#)	Maxi-mum (#)				
William R. McLaughlin	3/31/08	$420,469	$517,500	$718,032	28,125	37,500	46,875							$135,000
James C. Raabe	3/7/08	$131,828	$162,250	$225,122	4,406	5,875	7,344				1,250			$ 26,790
	3/7/08							26,438	35,250	44,063		7,500	$ 3.76	$ 78,669
Catherine B. Hall[7]	3/7/08	$ 84,053	$103,450	$143,537	4,969	6,625	8,281				3,750			$ 39,010
	3/7/08							29,813	39,750	49,688		22,500	$ 3.76	$114,552
Kathryn V.Roedel	3/7/08	$138,188	$170,077	$235,982	6,281	8,375	10,469				5,000			$ 50,290
	3/7/08							37,688	50,250	62,813		30,000	$ 3.76	$147,676
Wendy L. Schoppert	3/7/08	$115,070	$141,625	$196,505	5,625	7,500	9,375				5,000			$ 47,000
	3/7/08							33,750	45,000	56,250		30,000	$ 3.76	$138,015
Mark A. Kimball	3/7/08	$122,891	$151,250	$209,859	4,969	6,625	8,281				1,250			$ 29,610
	3/7/08							29,813	39,750	49,688		7,500	$ 3.76	$ 86,949

(1) This represents the annual cash incentive opportunity for 2008 under the Select Comfort Corporation Executive and Key Employee Incentive Plan. The actual amounts paid out under this plan for 2008 are reported in column (g) of the Summary Compensation Table. The threshold reflects the amount that would be payable under the plan if the minimum performance level is achieved for both company-wide and individual performance goals. If the minimum performance level for payment of the threshold amount is not achieved, then no bonus would be payable under the plan.

(2) These awards represent performance stock awards described in greater detail in the Compensation Discussion and Analysis under the heading, "Long-Term Equity-Based Incentive Compensation." The target number of shares is adjusted between the threshold and the maximum based on company performance in the year of grant. The adjusted amount of the award then fully vests after four years from the grant date. In the event of a change in control, the adjusted amount of the award would become immediately fully vested. If any dividends are paid on our common stock, the holders of the performance stock awards would receive dividends at the same rate as paid to other shareholders if and when the performance stock award becomes fully vested.

(3) These awards represent performance stock options described in greater detail in the Compensation Discussion and Analysis under the heading, "Long-Term Equity-Based Incentive Compensation." The target number of shares is adjusted between the threshold and the maximum based on company performance in the year of grant. These stock options have an exercise price equal to the closing trading prices of the company's common stock on the grant date. The options become exercisable at the rate of 25% each year beginning on the first anniversary of the grant date. These options remain exercisable for up to 10 years from the grant date, subject to earlier termination upon certain events related to termination of employment. These options become immediately exercisable in full upon a change in control of the company.

(4) These awards represent stock awards described in greater detail in the Compensation Discussion and Analysis under the heading, "Long-Term Equity-Based Incentive Compensation." The amount of the award fully vests after three years from the grant date. In the event of a change in control, the award would become immediately fully vested. If any dividends are paid on our common stock, the holders of the performance stock awards would receive dividends at the same rate as paid to other shareholders if and when the performance stock award becomes fully vested.

(5) These awards represent stock options described in greater detail in the Compensation Discussion and Analysis under the heading, "Long-Term Equity-Based Incentive Compensation." These stock options have an exercise price equal to the closing trading prices of the company's common stock on the grant date. The options become exercisable at the rate of 33% each year beginning on the first anniversary of the grant date. These options remain exercisable for up to 10 years from the grant date, subject to earlier termination upon certain events related to termination of employment. These options become immediately exercisable in full upon a change in control of the company.

(6) The grant date fair value of the performance stock awards is equal to the fair market value per share of common stock on the date of grant assuming the targeted performance is achieved. We estimate the grant date fair value of stock options using the Black-Scholes-Merton option-pricing model and a single option award approach. A description of significant assumptions used to estimate term, volatility and risk-free interest rate follows:

<u>Expected Term</u> – Expected term represents the period that our stock-based awards are expected to be outstanding and was determined based on historical experience and anticipated future exercise patterns, giving consideration to the contractual terms of unexercised stock-based awards.

<u>Expected Volatility</u> – Expected volatility is determined based on implied volatility of our traded options and historical volatility of our stock price.

<u>Risk-Free Interest Rate</u> – The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a term equal to the expected term.

The weighted-average assumptions used to calculate the fair value of awards granted during 2008 using the Black-Scholes-Merton option-pricing model were as follows: (i) expected term – 5.3 years; (ii) expected volatility – 52%; (iii) risk-free interest rate – 2.5%; and (iv) expected dividend yield – 0%.

(7) Ms. Hall ceased to be employed with the company effective October 10, 2008. All of Ms. Hall's stock awards and option awards were forfeited as of that date. The amounts above reflect what would have been payable had she remained employed with the company.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the total outstanding equity awards for each of the named executive officers as of January 3, 2009.

	Option Awards					Stock Awards			
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
William R. McLaughlin	773,100	---	---	$ 3.94	3/22/2010	---	---	---	---
	30,000	---	---	$ 0.67	6/8/2011	---	---	---	---
	361,538	---	---	$ 1.82	1/30/2012	---	---	---	---
	58,427	---	---	$ 6.03	2/24/2013	---	---	---	---
	112,500	---	---	$16.57	2/12/2014	---	---	---	---
	---	---	---	---	---	37,500[1]	$ 9,750	---	---
	84,375	28,125[2]	---	$13.49	2/24/2015	---	---	---	---
	---	---	---	---	---	18,750[3]	$ 4,875	---	---
	---	562,500[4]	---	$24.65	3/2/2016	---	---	---	---
	---	---	---	---	---	37,500[5]	$ 9,750	---	---
	---	---	---	---	---	9,375[8]	$ 2,438	---	---
	---	---	---	---	---	37,500[9]	$ 9,750	---	---
James C. Raabe	30,000	---	---	$10.25	5/4/2009	---	---	---	---
	11,251	---	---	$ 4.98	7/28/2009	---	---	---	---
	4,586	---	---	$ 3.73	11/1/2009	---	---	---	---
	3,501	---	---	$ 2.92	2/2/2010	---	---	---	---
	18,750	---	---	$ 3.21	2/9/2010	---	---	---	---
	12,000	---	---	$ 0.67	4/17/2011	---	---	---	---
	48,830	---	---	$ 0.67	6/8/2011	---	---	---	---
	27,084	---	---	$ 1.82	1/30/2012	---	---	---	---
	37,501	---	---	$ 6.03	2/24/2013	---	---	---	---
	30,001	---	---	$16.57	2/12/2014	---	---	---	---
	---	---	---	---	---	7,500[1]	$ 1,950	---	---
	28,125	9,375[2]	---	$13.49	2/24/2015	---	---	---	---
	---	---	---	---	---	7,500[3]	$ 1,950	---	---
	15,000	15,000[6]	---	$24.65	3/2/2016	---	---	---	---
	---	---	---	---	---	6,000[5]	$ 1,560	---	---
	1,875	5,625[7]	---	$19.97	2/22/2017	---	---	---	---
	---	---	---	---	---	1,500[8]	$ 390	---	---
	---	42,750[10]	---	$ 3.76	3/7/2018	---	---	---	---
	---	---	---	---	---	7,125[11]	$ 1,853	---	---
Catherine B. Hall[16]	---	---	---	---	---	---	---	---	---
Kathryn V. Roedel	84,375	28,125[12]	---	$13.54	4/4/2015	---	---	---	---
	---	---	---	---	---	7,500[13]	$ 1,950	---	---
	11,250	11,250[6]	---	$24.65	3/2/2016	---	---	---	---
	---	---	---	---	---	4,500[5]	$ 1,170	---	---
	1,750	5,250[7]	---	$19.97	2/22/2017	---	---	---	---
	---	---	---	---	---	1,375[8]	$ 358	---	---
	---	80,250[10]	---	$ 3.76	3/7/2018	---	---	---	---
	---	---	---	---	---	13,375[11]	$ 3,478	---	---

Outstanding Equity Awards at Fiscal Year-End, continued

	Option Awards					Stock Awards			
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Wendy L. Schoppert	84,375	28,125[14]	---	$12.56	4/18/2015	---	---	---	---
	---	---	---	---	---	7,500[15]	$ 1,950	---	---
	11,250	11,250[6]	---	$24.65	3/2/2016	---	---	---	---
	---	---	---	---	---	4,500[5]	$ 1,170	---	---
	1,250	3,750[7]	---	$19.97	2/22/2017	---	---	---	---
	---	---	---	---	---	1,125[8]	$ 293	---	---
	---	75,000[10]	---	$ 3.76	3/7/2018	---	---	---	---
	---	---	---	---	---	12,500[11]	$ 3,250	---	---
Mark A. Kimball	120,000	---	---	$10.25	5/4/2009	---	---	---	---
	37,500	---	---	$ 4.98	7/28/2009	---	---	---	---
	24,000	---	---	$ 2.92	2/2/2010	---	---	---	---
	30,001	---	---	$ 3.21	2/9/2010	---	---	---	---
	35,831	---	---	$ 1.82	1/30/2012	---	---	---	---
	33,751	---	---	$ 6.03	2/24/2013	---	---	---	---
	30,001	---	---	$16.57	2/12/2014	---	---	---	---
	22,500	7,500[2]	---	$13.49	2/24/2015	---	---	---	---
	---	---	---	---	---	7,500[3]	$ 1,950	---	---
	12,750	12,750[6]	---	$24.65	3/2/2016	---	---	---	---
	---	---	---	---	---	5,250[5]	$ 1,365	---	---
	1,562	4,688[7]	---	$19.97	2/22/2017	---	---	---	---
	---	---	---	---	---	1,250[8]	$ 325	---	---
	---	47,250[10]	---	$ 3.76	3/7/2018	---	---	---	---
	---	---	---	---	---	7,875[11]	$ 2,048	---	---

(1) This restricted stock award was granted on February 12, 2004 and vests 100% on February 12, 2009, subject to continuing employment.

(2) These stock options were granted on February 24, 2005 and vest 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment.

(3) This performance stock award was granted on February 24, 2005 and vests 100% on February 24, 2009, subject to continuing employment.

(4) This stock option award was granted on March 2, 2006 and vests 100% on December 2, 2015, subject to continuing employment.

(5) These performance stock awards were granted on March 2, 2006 and vests 100% on March 2, 2010, subject to continuing employment.

(6) These stock options were granted on March 2, 2006 and vest 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment.

(7) These performance stock options were granted on February 22, 2007 and vest 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment.

(8) These performance stock awards were granted on February 22, 2007 and vest 100% on February 22, 2011, subject to continuing employment.

(9) This performance stock award was granted on March 31, 2008 and vests 100% on March 31, 2012, subject to continuing employment.

(10) These stock options were granted on March 7, 2008. A portion is subject to performance and vests 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment. The remaining portion, not subject to performance, vests 33% each year on each of the first three anniversaries of the date of grant, subject to continuing employment.

(11) These restricted stock awards were granted on March 7, 2008. A portion of the award is subject to performance and vests 100% on March 7, 2012, subject to continuing employment. The remaining portion, not subject to performance, vests 100% on March 7, 2011, subject to continuing employment.

(12) This stock option was granted on April 4, 2005 and vests 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment.

(13) This restricted stock award was granted on April 4, 2005 and vests 100% on April 4, 2009, subject to continuing employment.

(14) This stock option was granted on April 18, 2005 and vests 25% each year on each of the first four anniversaries of the date of grant, subject to continuing employment.

(15) This restricted stock award was granted on April 18, 2005 and vests 100% on April 18, 2009, subject to continuing employment.

(16) Ms. Hall ceased to be employed with the company effective October 10, 2008. All of Ms. Hall's stock awards and option awards were forfeited as of that date.

Option Exercises and Stock Vested

During the 2008 fiscal year ended January 3, 2009, no stock options were exercised by any of the named executive officers and no restricted stock awards vested for any of the named executive officers.

Nonqualified Deferred Compensation

The following table summarizes the aggregate earnings and balances for each of the named executive officers under the Select Comfort Executive Investment Plan, the company's non-qualified deferred compensation plan (described in greater detail below), for the 2008 fiscal year ended January 3, 2009.

(a)	(b)	(c)	(d)	(e)	(f)
Name	**Executive Contributions in Last Fiscal Year ($)**	**Registrant Contributions in Last Fiscal Year(1) ($)**	**Aggregate Earnings in Last Fiscal Year(1) ($)**	**Aggregate Withdrawals/ Distributions ($)**	**Aggregate Balance at Last Fiscal Year-End(1) ($)**
William R. McLaughlin	---	---	($132,375)	---	$278,640(2)
James C. Raabe	---	---	---	---	---
Catherine B. Hall	---	---	---	---	---
Kathryn V. Roedel	---	---	$ 2,999	---	$ 82,338(3)
Wendy L. Schoppert	---	---	---	---	---
Mark A. Kimball	---	---	---	---	---

(1) Among the named executive officers, only Mr. McLaughlin and Ms. Roedel had account balances under the plan as of January 3, 2009. Neither Mr. McLaughlin nor Ms. Roedel elected to make additional contributions (salary or bonus deferrals) to the plan in fiscal year 2008.

(2) Amount reported represents Mr. McLaughlin's account balance under the under the plan. The balance was incurred prior to fiscal year 2006 and is not included in the Summary Compensation Table.

(3) Amount reported represents Ms. Roedel's deferral of a portion of her 2006 bonus (that was paid in 2007) under the plan. The full amount is included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table for Ms. Roedel for fiscal year 2006.

Director level and above employees are eligible to participate in the Select Comfort Executive Investment Plan, which allows eligible employees to defer up to 50% of base salary and up to 100% of bonus compensation on a pre-tax basis. The employee contributions may be made to a "savings account" or a "fixed period account." In addition to contributions made by eligible employees, the company may elect to make discretionary employer contributions under this plan to a "retirement account." The company has not elected to make any discretionary company contributions to this plan.

A participant's account balance under the plan is credited with earnings credits which are based on deemed investment in a variety of funds made available by the plan administrator and which are currently similar to the investment fund options available under the company's 401(k) plan. The participant selects the funds into which the account balance is deemed to be invested and these allocations may be changed by the participant at any time.

Savings and retirement account balances under the Select Comfort Executive Investment Plan are paid out no earlier than the beginning of the year following the year of the participant's retirement or termination of employment. Payment of the fixed period account balance depends on the date (or dates) of distribution elected by the participant at the time he or she made the election to defer salary or bonus to a fixed period account. Prior to termination of employment (or the fixed payment date), a participant may be allowed to access funds in his or her account in the event of certain unforeseeable hardships. Distributions to the participant may be made in a lump sum payment or in annual installment payments. The participant's account balance (if any) upon his or her date of death is paid in a lump sum to the participant's beneficiary or beneficiaries under the plan.

Employment Letter Agreements and Potential Payments upon Termination or Change in Control

William R. McLaughlin. We have entered into a letter agreement with William R. McLaughlin pursuant to which he serves as our Chief Executive Officer. Under the terms of this letter agreement, upon involuntary termination of Mr. McLaughlin's employment by the Board or constructive dismissal, Mr. McLaughlin is entitled to one year's salary as severance compensation. Also under the terms of this letter agreement, upon an involuntary termination or constructive dismissal of Mr. McLaughlin's employment following a change in control, Mr. McLaughlin would be entitled to two years' salary as severance compensation and his unvested stock options would become fully vested. Any such severance compensation would be subject to the delivery to the company of a standard release of claims.

Kathryn V. Roedel. We have entered into a letter agreement with Kathryn V. Roedel pursuant to which she serves as Senior Vice President, Global Supply Chain. Under this letter agreement, upon the involuntary termination of Ms. Roedel's employment following a change in control, or upon a termination without cause, Ms. Roedel is entitled to one year's salary as severance compensation, and the unvested portion of her initial stock option grant would become immediately vested. In addition, if such termination occurs more than half-way through a fiscal year, Ms. Roedel would be entitled to receive a pro rata portion of any bonus payment that is ultimately earned for such fiscal year, payable at the time such bonus payments are paid to other eligible employees. Any such severance compensation would be subject to the delivery to the company of a standard release of claims.

Wendy L. Schoppert. We have entered into a letter agreement with Wendy L. Schoppert pursuant to which she serves as Senior Vice President, International and Chief Information Officer. Under this letter agreement, upon the involuntary termination of Ms. Schoppert's employment following a change in control, or upon a termination without cause, Ms. Schoppert is entitled to one year's salary as severance compensation, and the unvested portion of her initial stock option grant would become immediately vested. In addition, if such termination occurs more than half-way through a fiscal year, Ms. Schoppert would be entitled to receive a pro rata portion of any bonus payment that is ultimately earned for such fiscal year, payable at the time such bonus payments are paid to other eligible employees. Any such severance compensation would be subject to the delivery to the company of a standard release of claims.

Catherine B. Hall. Ms. Hall's employment with the company ceased as of October 10, 2008. The company and Ms. Hall entered into a separation agreement pursuant to which the company agreed to pay Ms. Hall the severance compensation payable under the terms of the Severance Plan described below (one year's salary plus target bonus plus pro rata target bonus for the year of termination of employment).

Effective as of February 22, 2007, our Board of Directors adopted the Select Comfort Corporation Executive Severance Pay Plan (the "Severance Plan"), establishing severance benefits payable to the CEO and other executive officers upon termination of their employment by the company without cause. Prior to the adoption of the Severance Plan, some but not all of the senior executives were entitled to severance benefits pursuant to employment offer letters negotiated at the time of hire. The Severance Plan was adopted in order to (i) provide consistent severance benefits for the company's senior executives and (ii) establish a plan that would comply with anticipated new regulations under Internal Revenue Code Section 409A applicable to deferred compensation.

Compensation would only be payable under the Severance Plan upon termination of employment without "cause," as defined in the plan, and in the event of constructive dismissal under certain specifically defined circumstances. No compensation would be payable under the Severance Plan upon (i) termination of employment for cause, (ii) termination of employment due to the resignation, retirement or death of the employee, or (iii) a change in control of the company.

Benefits under the Severance Plan are conditioned upon execution and delivery to the company of a general release of claims and return of any company property. In addition, any severance compensation remaining to be paid would be terminated in the event the release described above is declared invalid or is revoked or attempted to be revoked, or in the event of a violation by the employee of a non-compete or confidentiality agreement with the company. Each of the named executive officers has signed a non-compete agreement extending for one year following termination of employment and a confidentiality agreement of indefinite duration.

For the CEO, the base severance compensation is equal to (a) two times the sum of (i) annual base salary and (ii) annual target bonus, plus (b) a pro rata target bonus for the year of termination. For each of the other named executive officers, the base severance compensation is equal to (a) one times the sum of (i) annual base salary and (ii) annual target bonus, plus (b) a pro rata target bonus for the year of termination. The base severance compensation would be paid in a lump sum within a reasonable time following the employee's termination of employment and in no event later than March 1 of the year following the year during which the termination of employment occurs.

In addition to the base severance compensation, the Severance Plan provides for reimbursement of the cost of "COBRA" medical and dental continuation coverage, less the amount paid by an active full-time employee for the same level of coverage, until the earlier of: (i) the end of the period of time reflected in the base severance compensation (i.e., two years for CEO, one year for Senior Vice Presidents); (ii) the end of the participant's eligibility for COBRA continuation coverage; or (iii) the date the participant becomes eligible to participate in another group medical plan or dental plan, as the case may be. These benefits would be paid within a reasonable time following the employee's monthly payment of the COBRA premium.

As a result, assuming termination of employment as of the last day of our most recently completed fiscal year (January 3, 2009), the following amounts would have been payable in the event of the termination of the applicable employee without cause or upon a constructive dismissal:

Executive Officer	Base Severance Compensation	Total COBRA Continuation Payments
William R. McLaughlin	$2,932,500	$ 15,349
James C. Raabe	$ 619,500	$ 9,791
Catherine B. Hall[(1)]	$ 356,646	$ 7,372
Kathryn V. Roedel	$ 704,000	$ 9,726
Wendy L. Schoppert	$ 556,500	$ 9,607
Mark A. Kimball	$ 577,500	$ 9,748

(1) Ms. Hall's employment with the company terminated in October 10, 2008, and the amounts reflected in the table above are the amounts actually payable in connection with her termination. In addition to the amounts reflected above, Ms. Hall received reimbursement of relocation expenses in the amount of $255,291 (including tax reimbursement of $89,352).

In addition to the foregoing, upon the termination of employment without cause or upon a constructive dismissal as of January 3, 2009, pursuant to the terms of their respective employment offer letters, Kathryn V. Roedel and Wendy L. Schoppert would have become entitled to acceleration of the vesting of stock options from their initial stock options granted at the time of commencement of their employment. As the exercise price of all of these stock options exceeded the market value as of January 3, 2009, this provision would not have resulted in any additional realizable value for any of these employees as of such date.

Under our company's 1990 Omnibus Stock Option Plan (the "1990 Plan"), 1997 Stock Incentive Plan (the "1997 Plan") and 2004 Stock Incentive Plan (the "2004 Plan"), if a "change in control" of our company occurs, then, unless the Compensation Committee decides otherwise either at the time of grant of an incentive award or at any time thereafter, all outstanding stock options will become immediately exercisable in full and will remain exercisable for the remainder of their terms, regardless of whether the participant to whom such options have been granted remains in the employ or service of our company or any subsidiary.

In addition, under the 1997 Plan and the 2004 Plan, if a "change in control" of our company occurs, then, unless the Compensation Committee decides otherwise either at the time of grant of an incentive award or at any time thereafter:

- All outstanding stock appreciation rights will become immediately exercisable in full and will remain exercisable for the remainder of their terms, regardless of whether the participant to whom such stock appreciation rights have been granted remains in the employ or service of our company or any subsidiary;

- All outstanding restricted stock awards will become immediately fully vested and non-forfeitable; and

- All outstanding performance units, stock bonuses and performance stock awards will vest and/or continue to vest in the manner determined by the Compensation Committee and set forth in the agreement evidencing such performance units or stock bonuses.

There are presently no outstanding stock appreciation rights, performance units or stock bonuses.

In the event of a change in control, the Compensation Committee may pay cash for all or a portion of the outstanding options. The amount of cash the participants would receive will equal (a) the fair market value of such shares immediately prior to the change in control minus (b) the exercise price per share and any required tax withholding. The acceleration of the exercisability of options under the 1990 and 1997 Plans may be limited, however, if the acceleration would be subject to an excise tax imposed upon "excess parachute payments."

Under the 1990 Plan, the 1997 Plan and the 2004 Plan, a "change in control" will include any of the following:

- The sale, lease, exchange or other transfer of all or substantially all of the assets of our company to a corporation not controlled by our company;

- The approval by our shareholders of a plan or proposal for the liquidation or dissolution of our company;

- Any change in control that is required by the Securities and Exchange Commission to be reported;

- Any person who was not a shareholder of our company on the effective date of the Plan becomes the beneficial owner of 50% or more of the voting power of our company's outstanding common stock; or

- The "continuity" directors (directors as of the effective date of the Plan and their future nominees) ceasing to constitute a majority of the Board of Directors.

The foregoing provisions applicable to changes in control under our equity-based stock incentive plans apply equally to all employees holding incentive awards under these plans.

Director Compensation

The following table summarizes the total compensation paid or earned by each of the non-employee members of our Board of Directors for the 2008 fiscal year ended January 3, 2009.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Thomas J. Albani	$25,000	---	$36,657	---	---	---	$ 61,657
Christine M. Day[2]	$30,000[1]	---	$36,657	---	---	---	$ 66,657
Stephen L. Gulis, Jr.	$35,000[1]	---	$36,657	---	---	---	$ 71,657
Christopher P. Kirchen	$30,000	---	$36,657	---	---	---	$ 66,657
David T. Kollat	$25,000	---	$36,657	---	---	---	$ 61,657
Brenda J. Lauderback	$28,750	---	$36,657	---	---	---	$ 65,407
Kristen L. Manos[3]	$21,250[1]	---	$54,958	---	---	---	$ 76,208
Michael A. Peel	$30,000[1]	---	$36,657	---	---	---	$ 66,657
Ervin R. Shames	$90,417	---	$36,657	---	---	---	$127,074
Jean-Michel Valette	$35,000	---	$36,657	---	---	---	$ 71,657

(1) Each of these directors elected to receive all director's fees in the form of common stock under the company's Non-Employee Director Equity Plan (the "Plan") and to defer receipt of such shares. The number of shares paid is determined by dividing the amount of the director's fees to be deferred by the fair market value per share of our common stock on the date the fees otherwise would have been payable in cash. The number of shares to be received by each of these directors in lieu of cash compensation for fiscal 2008 are as follows: Mr. Gulis, 45,864 shares and Mr. Peel, 39,312 shares. Ms. Manos received 7,794 shares in 2008 and 565 shares in 2007 all of which were distributed upon her retirement from the Board of Directors in November of 2008.

Pursuant to Ms. Day's Plan election form, the Company distributed 567 shares to Ms. Day in February 2008. Ms. Day no longer holds shares in the Plan.

(2) Ms. Day determined not to stand for re-election to the Board of Directors at this year's Annual Meeting and her term on the Board will expire when her successor is elected and qualified.

(3) Ms. Manos resigned from our Board of Directors in November of 2008.

(4) Reflects amounts recognized in 2008 for financial statement reporting purposes in accordance with SFAS 123R (excluding estimates for forfeitures) related to stock option awards and may include amounts for awards granted in 2008 or in prior years. Assumptions used in the calculation of these amounts are described in Note 6 of the Notes to the Consolidated Financial Statements included in the company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 19, 2009. As of January 3, 2009, each director had the following number of stock options outstanding: Thomas J. Albani, 55,250; Christine M. Day, 40,250; Stephen L.

Gulis, Jr., 40,250; Christopher P. Kirchen, 104,000; David T. Kollat, 119,000; Brenda J. Lauderback, 62,750; Kristen L. Manos, 13,458; Michael A. Peel, 81,500; Ervin R. Shames, 149,000; and Jean-Michel Valette, 74,000.

Annual Retainer. All of our non-employee directors receive an annual cash retainer of $25,000, each committee chair receives additional compensation of $5,000 per year and each member of the Audit Committee receives additional compensation of $5,000 per year. The non-executive Chairman of the Board receives an additional retainer of $100,000 per year.

Under the Select Comfort Corporation Non-Employee Director Equity Plan adopted by the Board of Directors in November 2005 and approved by our shareholders at the 2006 Annual Meeting, non-employee directors were entitled to elect to receive all or a portion of their annual cash retainer in the form of shares of the company's common stock and to defer receipt of such shares. To the extent directors elected to participate in this plan, the shares to be issued were valued at fair market value as of the date the cash retainer otherwise would have been paid and the directors received no discount. This plan was terminated as of the end of fiscal year 2008.

Meeting Fees. In March of 2009, the Committee approved the payment of meeting fees for Board and Committee meetings beyond the normal number of regular or typical meetings for the Board and each Committee in a fiscal year. Pursuant to this approval, non-employee directors (other than the Chairman of the Board) are entitled to (i) Board meeting fees of $1,000 per in-person meeting and $500 per telephonic meeting after a minimum of four Board meetings for the fiscal year, and (ii) Committee meeting fees of $750 per in-person Committee meeting and $500 per telephonic Committee meeting after a minimum of eight Audit Committee meetings and after a minimum of four meetings of each other Committee for the fiscal year.

Stock Options. Each non-employee director is eligible to receive, as of the date that the director first begins to serve on the Board, an initial grant of options to purchase up to 10,000 shares of our common stock (or such lesser number of shares as may be determined by the Management Development and Compensation Committee from time to time). These initial options become exercisable one year after the date of grant, so long as the director remains a director of our company. In addition, each of our non-employee directors is eligible for an annual grant, coincident with the annual meeting of shareholders, of options to purchase up to 10,000 shares of our common stock (or such lesser number of shares as may be determined by the Management Development and Compensation Committee from time to time). These annual options become exercisable one year after the date of grant, so long as the director remains a director of our company. All options granted to directors have an exercise price equal to the fair market value of our common stock on the date of grant and remain exercisable for a period of up to 10 years, subject to continuous service on our Board of Directors.

Reimbursement of Expenses. All of our directors are reimbursed for travel expenses for attending meetings of our Board or any Board committee and for attending director continuing education programs.

No Director Compensation for Employee Directors. Any director who is also an employee of our company does not receive additional compensation for service as a director.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is responsible for providing independent, objective oversight with respect to our company's accounting and financial reporting functions, internal and external audit functions, and systems of internal controls regarding financial matters and legal, ethical and regulatory compliance. The Audit Committee operates under a written charter approved by the Board of Directors. A copy of the charter is available at the investor relations section of the company's Web site at *http://www.selectcomfort.com/eng/aboutus/corporategovernance.cfm.*

The Audit Committee is currently composed of four directors, each of whom is independent as defined by the National Association of Securities Dealers' listing standards. Throughout 2008, the Audit Committee included Stephen L. Gulis, Jr. (Chair), Christine M. Day, Christopher P. Kirchen and Jean-Michel Valette. Kristen L. Manos also served on the Audit Committee from February to November 2008. As previously disclosed, Christine M. Day determined not to stand for re-election to the Board of Directors at this year's Annual Meeting and her term on the Board will expire when her successor is elected and qualified.

Management is responsible for our company's financial reporting processes and internal control over financial reporting. KPMG LLP, our Independent Registered Public Accounting Firm, is responsible for auditing (i) our company's consolidated financial statements and (ii) the effectiveness of the company's internal control over financial reporting. These audits are to be conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The Audit Committee's responsibility is to monitor and oversee these processes.

In connection with these responsibilities, the Audit Committee met in person or by telephone conference eight times during 2008. These meetings involved representatives of management, internal audit and the Independent Registered Public Accounting Firm. Management represented to the Audit Committee that our company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The Audit Committee has reviewed and discussed the consolidated financial statements, together with the results of management's assessment of the company's internal control over financial reporting, with management and the Independent Registered Public Accounting Firm. The Audit Committee discussed with the Independent Registered Public Accounting Firm the matters required by Statement on Auditing Standards No. 61, "*Communication with Audit Committees*", as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Independent Registered Public Accounting Firm provided the Audit Committee with written disclosures required by Independence Standards Board Standard No. 1, "*Independence Discussions with Audit Committees,*" and the Audit Committee discussed with the Independent Registered Public Accounting Firm that firm's independence.

Based upon the Audit Committee's discussions with management, internal audit and the Independent Registered Public Accounting Firm, and the Audit Committee's review of the representations of management and the Independent Registered Public Accounting Firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our company's Annual Report on Form 10-K for the year ended January 3, 2009, for filing with the Securities and Exchange Commission.

This Audit Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

The Audit Committee of the Board of Directors

Stephen L. Gulis, Jr., Chair
Christine M. Day
Christopher P. Kirchen
Jean-Michel Valette

APPROVAL OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(Proposal 2)

Selection of Independent Registered Public Accounting Firm (Independent Auditors)

The Audit Committee of the Board of Directors has selected KPMG LLP, as the company's independent registered public accounting firm (Independent Auditors) for the fiscal year ending January 2, 2010. KPMG LLP has served as our independent auditors since 1993.

Although the Board is not required to submit the selection of independent auditors to shareholders for approval, and the Board would not be bound by shareholder approval or failure to approve the selection, the Board of Directors wishes to submit the selection of KPMG LLP to shareholders for approval consistent with best practices in corporate governance.

If shareholders do not approve the selection of KPMG LLP, the Audit Committee will reconsider whether to retain KPMG LLP and may determine to retain that firm or another firm without resubmitting the matter to shareholders. Even if the selection of KPMG LLP is approved by shareholders, the Audit Committee may, in its discretion, direct the appointment of a different firm of independent auditors at any time during the year if it determines that such a change would be in the best interests of the company and our shareholders.

Representatives of KPMG LLP will be present at the Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to questions from shareholders.

Audit and Other Fees

The aggregate fees billed for professional services by KPMG LLP in 2008 and 2007 were:

	2008	2007
Audit fees	$480,000	$505,000
Audit-related fees [(1)]	18,000	20,425
Audit and audit-related fees	$498,000	$525,425
Tax fees	--	--
All other fees	--	--
Total	$498,000	$525,425

---

(1) For 2008, these fees related to the audit of the company's 401(k) plan ($18,000). For 2007, these fees related to the audit of the company's 401(k) plan ($18,000) and review of SEC filings ($2,425).

Under the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission regarding auditor independence, the engagement of the company's independent auditors to provide audit or non-audit services for the company must either be approved by the Audit Committee before the engagement or entered into pursuant to pre-approval policies and procedures established by the Audit Committee. Our Audit Committee has not established any pre-approval policies or procedures and therefore all audit or non-audit services performed for the company by the independent auditors must be approved in advance of the engagement by the Audit Committee. Under limited circumstances, certain de minimus non-audit services may be approved by the Audit Committee retroactively. All services provided to the company by the independent auditors in 2008 were approved in advance of the engagement by the Audit Committee and no non-audit services were approved retroactively by the Audit Committee pursuant to the exception for certain de minimus services described above.

Board Recommendation

The Board recommends a vote "**FOR**" approval of the selection of KPMG LLP, as our independent registered public accounting firm (Independent Auditors) for the fiscal year ending January 2, 2010. Unless a contrary choice is specified, proxies solicited by the Board will be voted "**FOR**" the approval of the selection of KPMG LLP.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and all persons who beneficially own more than 10% of the outstanding shares of our common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock. Executive officers, directors and greater than 10% beneficial owners are also required to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based upon a review of the copies of such reports furnished to us during the 2008 fiscal year ended January 3, 2009 and written representations by such persons, all reports were filed on a timely basis, except that Form 4's reporting shares acquired pursuant to our Non-Employee Director Equity Plan on February 21, 2008, by Stephen L. Gulis, Jr., Director, Kristen L. Manos, former Director, and Michael A. Peel, Director, were not filed on a timely basis but were subsequently filed on March 7, 2008.

Shareholder Proposals for 2010 Annual Meeting

It is currently anticipated that the 2010 Annual Meeting will be held on May 19, 2010, which is more than 30 days before the anniversary of the 2009 Annual Meeting of Shareholders. As a result, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, the Company has set a revised deadline for the receipt of any shareholder proposals submitted pursuant to Rule 14a-8 for inclusion in the Company's proxy materials for the 2010 Annual

Meeting of Shareholders. The new deadline for delivering shareholder proposals to the Company is the close of business on January 19, 2010, which date was calculated in accordance with Rule 14a-8(e) and our Bylaws. Any shareholder proposal requested to be included in the proxy materials for the 2010 Annual Meeting of Shareholders must (i) be received by our Senior Vice President, General Counsel and Secretary on or before January 19, 2010; and (ii) satisfy all of the requirements of, and not otherwise be permitted to be excluded under, Rule 14a-8 promulgated by the SEC and our Bylaws.

Our Bylaws require advance written notice to our company of shareholder-proposed business or of a shareholder's intention to make a nomination for director at an annual meeting of shareholders. They also limit the business, which may be conducted at any special meeting of shareholders to business brought by the Board.

Specifically, the Bylaws provide that business may be brought before an annual meeting by a shareholder only if the shareholder provides written notice to the Secretary of our company not less than 120 days prior to the first anniversary of the date that we first released or mailed our proxy materials to shareholders in connection with the preceding year's annual meeting. In the event, however, that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary of the preceding year's annual meeting date, notice by the shareholder to be timely must be so delivered not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Under these provisions because the date of 2010 Annual Meeting will be advanced by more than 30 days from the anniversary of the 2009 Annual Meeting, notice of a shareholder proposal to be presented at the 2010 Annual Meeting of Shareholders (but that is not requested to be included in the proxy materials) must be provided to the Secretary of our company on or before January 19, 2010.

A shareholder's notice must set forth:

- A description of the proposed business and the reasons for it,
- The name and address of the shareholder making the proposal,
- The class and number of shares of common stock owned by the shareholder, and
- A description of any material interest of the shareholder in the proposed business.

Our Bylaws also provide that a shareholder may nominate a director at an annual meeting only after providing advance written notice to the Secretary of our company within the time limits described above. The shareholder's notice must set forth all information about each nominee that would be required under SEC rules in a proxy statement soliciting proxies for the election of such nominee, as well as the nominee's business and residence address. The notice must also set forth the name and record address of the shareholder making the nomination and the class and number of shares of common stock owned by that shareholder.

Other Business

Management of our company does not intend to present other items of business and knows of no items of business that are likely to be brought before the Annual Meeting except those described in this Proxy Statement. However, if any other matters should properly come before the Annual Meeting, the persons named in the enclosed proxy will have discretionary authority to vote such proxy in accordance with the best judgment on such matters.

Copies of 2008 Annual Report

We will furnish to our shareholders without charge a copy of our Annual Report on Form 10-K (without exhibits) for the 2008 fiscal year ended January 3, 2009, as amended, upon receipt from any such person of a written request for such an Annual Report. Such request should be sent to:

Select Comfort Corporation
Investor Relations Department
9800 59th Avenue North
Plymouth, Minnesota 55442

Householding Information

Some banks, brokers and other record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that you and other holders of our company's common stock in your household may not receive separate copies of our Proxy Statement or Annual Report. We will promptly deliver an additional copy of either document to you if you call us at (763) 551-7498 or write us at the following address:

Select Comfort Corporation
Investor Relations Department
9800 59th Avenue North
Plymouth, Minnesota 55442

Your vote is important. Whether or not you plan to attend the Annual Meeting, please vote your shares of common stock promptly by mail, telephone, or internet as instructed on your proxy card.

By Order Of the Board of Directors

Mark A. Kimball
Senior Vice President,
General Counsel and Secretary

November 2, 2009
Plymouth, Minnesota

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended January 3, 2009

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________.

Commission File No. 0-25121

SELECT COMFORT CORPORATION
(Exact name of registrant as specified in its charter)

MINNESOTA (State or other jurisdiction of incorporation or organization)	**41-1597886** (I.R.S. Employer Identification No.)
9800 59th Avenue North **Minneapolis, Minnesota** (Address of principal executive offices)	**55442** (Zip code)

Registrant's telephone number, including area code: **(763) 551-7000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the common equity held by non-affiliates of the Registrant as of June 28, 2008, was $68,500,000 (based on the last reported sale price of the Registrant's common stock on that date as reported by NASDAQ).

As of January 31, 2009, there were 45,300,669 shares of the Registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement to be furnished to shareholders in connection with its 2009 Annual Meeting of Shareholders are incorporated by reference in Part III, Items 10-14 of this Annual Report on Form 10-K.

As used in this Form 10-K, the terms "we," "us," "our," the "company" and "Select Comfort" mean Select Comfort Corporation and its subsidiaries and the term "common stock" means our common stock, par value $0.01 per share.

As used in this Form 10-K, the term "bedding" includes mattresses, box springs and foundations and does not include bedding accessories, such as sheets, pillows, headboards, frames, mattress pads and related products.

Select Comfort®, Sleep Number®, Comfort Club®, Sleep Better on Air®, The Sleep Number Bed by Select Comfort (logo)®, Select Comfort (logo with double arrow design)®, Firmness Control System™, Precision Comfort®, Corner Lock™, Intralux®, The Sleep Number Store by Select Comfort (logo)®, You can only find your Sleep Number® setting on a Sleep Number Bed by Select Comfort™, Select Comfort Creator of the Sleep Number Bed®, What's Your Sleep Number® setting?, Grand King®, Sleep Number SofaBed™, Personalized Warmth Collection®, GridZone®, and our stylized logos are trademarks and/or service marks of Select Comfort. This Form 10-K may also contain trademarks, trade names and service marks that are owned by other persons or entities.

Our fiscal year ends on the Saturday closest to December 31, and, unless the context otherwise requires, all references to years in this Form 10-K refer to our fiscal years. Our fiscal year is based on a 52- or 53-week year. All years presented in this Form 10-K are 52 weeks, except for the 2008 fiscal year ended January 3, 2009 and the 2003 fiscal year ended January 3, 2004, which are 53-week years.

TABLE OF CONTENTS

PART I

This Annual Report on Form 10-K contains or incorporates by reference certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained in or incorporated by reference into this Annual Report on Form 10-K that are not statements of historical fact may be deemed to be forward-looking statements, including but not limited to projections of revenues, results of operations, financial condition or other financial items; any statements of plans, strategies and objectives of management for future operations; any statements regarding proposed new products, services or developments; any statements regarding future economic conditions, prospects or performance; statements of belief and any statement or assumptions underlying any of the foregoing. In addition, we or others on our behalf may make forward-looking statements from time to time in oral presentations, including telephone conferences and/or Web casts open to the public, in press releases or reports, on our Internet Web site or otherwise. We try to identify forward-looking statements in this report and elsewhere by using words such as "may," "will," "should," "could," "expect," "anticipate," "believe," "estimate," "plan," "project," "predict," "intend," "potential," "continue" or the negative of these or similar terms.

Our forward-looking statements speak only as of the date made and by their nature involve substantial risks and uncertainties. Our actual results may differ materially depending on a variety of factors, including the items discussed in greater detail below under the caption "Risk Factors." These risks and uncertainties are not exclusive and further information concerning the company and our business, including factors that potentially could materially affect our financial results or condition, may emerge from time to time, including factors that we may consider immaterial or do not anticipate at this time.

We wish to caution readers not to place undue reliance on any forward-looking statement and to recognize that forward-looking statements are predictions of future results, which may not occur as anticipated. We assume no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements. We advise you, however, to consult any further disclosures we make on related subjects in our quarterly reports on Form 10-Q and current reports on Form 8-K that we file with or furnish to the Securities and Exchange Commission.

ITEM 1. BUSINESS

Our Business

Overview

Select Comfort Corporation was founded as a Minnesota-based corporation in 1987 by an entrepreneur who developed and manufactured adjustable firmness mattresses after considering other alternatives such as innerspring and water mattresses. Select Comfort has evolved from a specialty, niche direct marketer, to a nationwide multi-channel business with fiscal 2008 net sales of $609 million.

Our principal business is to develop, manufacture, market and distribute premium quality, adjustable-firmness beds and other sleep-related accessory products. The air-chamber technology of our proprietary Sleep Number bed allows adjustable firmness on each side of the mattress and provides a sleep surface that is clinically proven to provide better sleep quality and greater relief of back pain compared to traditional mattress products. In addition, we market and sell accessories and other sleep related products which focus on providing personalized comfort to complement the Sleep Number bed and provide a better night's sleep to the consumer. We have a mission-driven culture focused on serving the needs of our customers. Our mission is to improve people's lives through better sleep. Our goal is to educate our consumers on the importance of a better night's sleep and the unique benefits of our products.

In 1998, Select Comfort became a publicly-traded company and is listed on The NASDAQ Stock Market LLC (NASDAQ Global Select Market) under the symbol "SCSS." When used herein, the terms "Select Comfort," "Company," "we," "us" and "our" refer to Select Comfort Corporation, including consolidated subsidiaries.

Competitive Strengths

Differentiated, Superior Product

The unique benefits of our proprietary Sleep Number bed have been validated through clinical sleep research. Clinical sleep research has shown that people who sleep on a Sleep Number bed generally fall asleep faster, experience deeper sleep with fewer disturbances and experience greater relief from back pain than those sleeping on a traditional innerspring mattress. The proprietary air-chamber technology of our Sleep Number bed allows adjustable firmness of the mattress at the touch of a button. Our dual chamber technology (two independent air chambers) allows consumers to adjust the firmness on either side of the bed to meet each person's individual preference.

Distinctive Brand

In 2001, we created the Sleep Number brand. This branding strategy allows our marketing communications to focus on our bed's distinguishing and proprietary features – adjustable firmness and support for personalized comfort. This is represented by the digital Sleep Number display on the bed's hand-held remote control, with a brand message hierarchy as follows:

- A Sleep Number® setting represents an ideal level of mattress comfort, firmness and support; and
- You can only find your Sleep Number® setting on a Sleep Number Bed by Select Comfort™.

Controlled Selling Environment

Over 90% of our sales are generated through our company-controlled distribution channels – Retail, Direct Marketing and E-Commerce. Our nationwide chain of retail stores provides a unique mattress shopping experience and offers a relaxed environment designed to provide education on the importance of sleep and the products that best fit consumers' needs. Controlling the selling process enables us to ensure that the unique benefits of our products are effectively communicated to consumers. Our multiple touch-points of service, including sales, delivery and post-sale service, provide several opportunities to communicate with our customers, reinforcing the sale and enabling us to understand and respond quickly to consumer trends and preferences.

Integrated Business Process

We are a vertically-integrated business from production through sales and delivery of our products, which allows us to control quality, cost, price and presentation. The modular design of our Sleep Number bed allows a just-in-time, build-to-order production process which requires minimal inventory in our stores and manufacturing plants, resulting in reduced working capital levels. This just-in-time production process also allows our stores to serve primarily as showrooms, without requiring significant product storage capacity.

Vision and Strategy

For 2007, we ranked as the 5th largest mattress manufacturer according to the June 16, 2008 edition of *Furniture/Today*, with a 6% market share of industry revenue and 2% market share of industry units. We ranked as the leading U.S. bedding retailer, according to the *Top-25 Bedding Retailers* report in the August 11, 2008 edition of *Furniture/Today*. Our vision is to be a leading brand in the bedding industry.

We are executing against a defined strategy which focuses on the following key components:

- Building brand awareness and increasing store traffic through effective marketing programs;
- Prudently managing our business in the current economic environment through disciplined controls over costs and cash;
- Accelerating product innovation to lead the industry in innovative sleep products; and
- Leveraging our infrastructure in order to facilitate long-term profitability.

Building Brand Awareness

Our most significant growth driver has been building brand awareness. The Sleep Number brand has been integrated into all of our sales channels and throughout our internal and external communication programs. We utilize a media mix that includes television, radio and print advertising in support of our Sleep Number marketing campaign with increasing use of Internet advertising and paid search in our media mix.

We also sell to commercial partners which increases awareness of our brand through media exposure, product sales and word-of-mouth. These commercial partners include the QVC television shopping channel, the luxury motor home market, selected mattress retailers and Radisson Hotels and Resorts® in the U.S., Canada and the Caribbean.

As of January 3, 2009 we operated 471 company-owned stores in the U.S. In the current economic environment, we are evaluating and reducing our store base, and expect to end 2009 with no more than 420 stores. We may further reduce our store base in 2009 and 2010. We do not expect to expand our store base until we begin generating comparable-store sales growth on a consistent basis. We supplement our company-controlled distribution channels with sales through a limited number of leading home furnishings and specialty bedding retailers.

In 2005, we expanded our distribution network outside the U.S. with a retail partner relationship in Canada. In 2008, the Canadian retail partner relationship grew to 134 doors. During 2007, we formed a strategic alliance with two Australian-based companies to manufacture and distribute Sleep Number beds and accessories in Australia and New Zealand. Our international distribution network was not a significant part of our total distribution network and we do not plan to expand our international distribution during 2009.

Prudently Managing Our Business

We generated positive net income for six consecutive years from 2002 through 2007. Our 2008 operating results were significantly affected by the industry-wide decrease in consumer spending and we realized a net loss of $70.2 million, including $34.6 million of pre-tax asset impairment charges and a $26.8 million pre-tax charge for a deferred tax valuation allowance.

We have taken significant actions to improve our operating results and maintain our liquidity in the current challenging macro-economic environment, including: corporate workforce reductions, reduced capital spending, executing plans to close stores, supply chain cost reduction initiatives, reduced media spending, reductions in fixed and discretionary marketing and selling expenses, and ceasing all activities associated with the implementation of SAP®-based information technology applications. We are also introducing lower product price points and initiating an enhanced promotional strategy designed to stabilize sales. Additionally, we are exploring a range of strategic and financing alternatives to enhance our financial flexibility and improve our liquidity.

Accelerating Innovation

Our goal is to lead the industry in innovative sleep products. We have historically introduced new features and benefits to our Sleep Number beds every two to three years, through a pipeline of research and development ("R&D") activities. During 2007, we refreshed our entire line of bed models and will do so again in 2009. Our new models emphasize enhanced comfort-layer materials, and several feature advancements in temperature balancing technology. We believe the new line represents the highest-quality, most technologically advanced beds we have ever produced.

Our 2008 innovations included: (i) the launch of the Sleep Number memory foam bed which combines memory foam conforming comfort with the ability to adjust firmness and provide personalized comfort, and (ii) the Sleep Number p6 bed that has enhanced layers of softness and breathable fabrics. The two new mattress models fill-in key price points in our product line-up.

Leveraging our Infrastructure

Our vertically-integrated business model provides multiple sources for efficiency and leverage. Our goal of sustaining improved performance over a multi-year period is based on achieving scale efficiencies (fixed cost utilization) and cost containment initiatives. We also have an ongoing focus on productivity gains through a variety of programs, including the optimization of our hub and spoke network, value engineering, marketing and sales initiatives, and a Six Sigma initiative to improve product and service quality.

Our Products

Mattresses

We offer Sleep Number beds in three series to help consumers choose the bed that is best for them.

- The Sleep Number bed Classic Series is the classic design with personal adjustability at an affordable price. The series includes the Sleep Number c2, c3 and c4 beds.

- The Sleep Number bed Performance Series includes our most popular beds, featuring enhanced performance, comfort and a great value. The series includes the Sleep Number p5, p6 and p7 beds.

- The Sleep Number bed Innovation Series is the premier experience in personalized comfort combined with leading-edge innovations in sleep technology. The series includes the Sleep Number i8, i9 and i10 beds.

The Sleep Number bed series are available through our U.S. company-owned distribution channels. Each bed series comes in standard mattress sizes, ranging from twin to king, as well as some specialty mattress sizes. Our bed series vary in features, functionality and price. As you move up the line, the Sleep Number bed series offer enhanced features and benefits, including higher-quality fabrics, additional cushion and padding, higher overall mattress profiles, quieter Firmness Control Systems with additional functions, temperature balancing fabrics, and wireless remote controls as a standard feature.

The contouring support of our Sleep Number beds is optimized when used with our specially designed, proprietary foundation. This durable foundation, used in place of a box spring, is a modular design that can be disassembled and easily moved through staircases, hallways and other tight spaces.

Our U.S. mattress price points range from approximately $699 for the entry-level c2 queen-size mattress to $3,999 for the luxurious Sleep Number i10 queen-size mattress. Our most popular model is the p5 queen-size mattress which sells for approximately $1,699. Actual prices are frequently lower than those quoted due to promotional offerings.

Our unique product design allows us to ship our beds in a modular format to customers throughout the U.S. by United Parcel Service ("UPS"). For an additional fee, customers can take advantage of our home delivery service, which includes bed assembly and optional mattress removal services.

We also manufacture our Sleep Number beds for distribution through our retail partners. Our retail partner beds have different model names, but have similar features and benefits, and sell for similar prices.

Each of our Sleep Number beds (not including our Precision Comfort adjustable foundation) comes with a 30 night in-home trial and better night's sleep guarantee, which allows customers 30 nights at home to make sure they are completely satisfied with the bed. The customer is responsible for the return shipping costs. Independent durability testing has shown our Sleep Number beds can withstand more than 20 years of simulated use, and each of our Sleep Number beds is backed by our 20-year limited warranty.

Accessories and Other Products

In addition to our mattresses and foundations, we offer a line of accessory bedding products, including specialty pillows, mattress pads, comforters, sheets, bed foundations and leg options. The specialty pillows, available in a variety of sizes, materials and firmness levels, are designed to provide personalized comfort and better quality sleep for stomach, back or side sleepers. We also market our Personal Warmth Collection™, a group of comforters and blankets designed to be warmer on one half of the bed than the other, accommodating varying warmth preferences among couples.

In 2003, we completed the roll-out of our Precision Comfort adjustable foundation to all of our company-owned retail stores. The adjustable foundation enables consumers to raise the head or foot of the bed, and to experience the comfort of massage, using a handheld remote control.

Sales Distribution

Unlike traditional bedding manufacturers, which primarily sell through third-party retailers, over 90% of our net sales are through one of three company-controlled distribution channels – Retail, Direct Marketing and E-Commerce. These channels enable us to control the selling process to ensure that the unique benefits of our products are effectively presented to consumers. Our direct-to-consumer business model enables us to understand and respond quickly to consumer trends and preferences.

Our retail stores accounted for 78% of our net sales in 2008. Average net sales per company-owned store were $984,000 in 2008 versus $1,318,000 in 2007 and $626,000 in 2001, with average sales per square foot of $703 in 2008 versus $1,024 in 2007 and $666 in 2001. In 2008, 45% of our stores generated net sales of over $1,000,000.

Our direct marketing call center and E-Commerce Web site provide national sales coverage, including markets not yet served by one of our retail stores, and accounted for 14% of our net sales in 2008. In addition, these channels provide a cost-effective way to market our products, are a source of information on our products and refer customers to our stores if there is one near the customer.

Beginning in 2002, we supplemented our sales through semi-exclusive relationships with selected home furnishing retailers and specialty bedding retailers. At the end of 2008, our retail program included six retail partners in the U.S. and Canada with a total of 801 doors. Each retail partner serves a unique geographic market, which enables us to increase sales and leverage our media spending to accelerate brand awareness.

In late 2007, we began distribution in Australia and New Zealand through relationships with an Australian-based manufacturer and an Australian-based retailer. Our total net sales attributable to foreign countries were $5.4 million in 2008, $5.0 million in 2007 and $3.4 million in 2006.

Marketing and Advertising

Awareness among the broad consumer audience of our brand, product benefits and store locations has been our most significant opportunity for growth. The Sleep Number advertising campaign was introduced early in 2001 to support our retail stores in selected markets through our first comprehensive multi-media advertising campaign using prime-time TV, national cable television, infomercials, drive-time radio and newspaper advertisements.

Since 2001, the Sleep Number brand positioning has been integrated into our marketing messages across all of our distribution channels, advertising vehicles and media types. We look to our direct response advertising on national cable TV as an economical means to generate leads for our stores. Through our dedicated call center, we are able to provide the inquiring consumer more information or send a video and brochure. Our total media spending was approximately $92 million in 2008, $110 million in 2007 and $105 million in 2006.

Owners of Sleep Number beds purchased through company-controlled channels are members of our Comfort Club, our customer loyalty program designed primarily to increase referrals and repeat purchases. Each time a referred customer purchases a bed, the referring Comfort Club member receives a $50 coupon for purchase of our products, with increasing benefits for multiple referrals. In 2008, approximately 26,000 new customers bought beds after receiving referrals from our Comfort Club members, and existing owners bought approximately 30,000 additional beds.

Qualified customers are offered revolving credit to finance purchases through a private-label consumer credit facility provided by GE Money Bank. Approximately 37% of our net sales during 2008 were financed by GE Money Bank. In 2005, we entered into an amended and restated agreement with GE Money Bank that extends this consumer credit arrangement through February 15, 2011, subject to earlier termination upon certain events and subject to automatic extensions. Under the terms of our agreement, GE Money Bank sets the minimum acceptable credit ratings, the interest rates, fees and all other terms and conditions of the customer accounts, including collection policies and procedures, and is the owner of the accounts. In connection with all purchases financed under these arrangements, GE Money Bank pays us an amount equal to the total amount of such purchases, net of promotional related discounts, upon delivery to the customer. Consumers that do not qualify for credit under our agreement with GE Money Bank may apply for credit under a secondary program maintained by the company through another provider.

Operations

Manufacturing and Distribution

We have two manufacturing plants, one located in Irmo, South Carolina, and the other in Salt Lake City, Utah, which distribute products in the U.S. and Canada. The manufacturing operations in South Carolina and Utah consist of quilting and sewing of the fabric covers for our beds and final assembly and packaging of mattresses and foundations. In addition, our electrical Firmness Control Systems are assembled in our Utah plant.

We manufacture beds on a just-in-time basis to fulfill orders rather than stocking inventory, which enables us to maintain lower levels of finished goods inventory and operate with limited regional warehousing. Orders are shipped, typically within 48 hours following order receipt, from our manufacturing facilities via UPS or through our company-controlled home delivery, assembly and mattress removal service. Orders are usually received by the customer within five to 14 days from the date of order.

We obtain all of the raw materials and components used to produce our beds from outside sources. A number of components, including our proprietary air chambers, our proprietary blow-molded foundations, and various components for our Firmness Control Systems, as well as fabrics and zippers, are sourced from suppliers who currently serve as our sole source of supply for these components. Beginning in 2005, we initiated work on dual and alternate sourcing, successfully introducing a second source for printed circuit boards and certain foam and fiber components. We will continue working toward dual sourcing on targeted components. However, we believe we can obtain these raw materials and components from other sources of supply in the ordinary course of business, if necessary.

Our proprietary air chambers are produced to our specifications by a sole source Eastern European supplier, which has been our sole source of supply of air chambers since 1994. Our agreement with this supplier runs through September 2011 and is thereafter subject to automatic annual renewal unless either party gives 365 days' notice of its intention not to renew the agreement. We expect to continue this supplier relationship for the foreseeable future.

Our proprietary blow-molded foundations are produced to our specifications by a single domestic supplier under an agreement that expires in December 2012. We expect to continue this supplier relationship for the foreseeable future. All of the suppliers that produce unique or proprietary products for us have in place either contingency or disaster recovery plans or redundant production capabilities in other locations in order to safeguard against any unforeseen disasters. We review these plans and sites on a regular basis to ensure the supplier's ability to maintain an uninterrupted supply of materials and components.

Home Delivery Service

Select Comfort's home delivery, assembly and mattress removal service has contributed to improving the overall customer experience. Our home delivery technicians typically are Sleep Number bed owners who can articulate the benefits of the bed, reinforcing the sales process and ensuring satisfied customers. Approximately 53% of beds sold through our company-owned retail stores in 2008 were delivered by our full-service home delivery team.

In 2003, we expanded the availability of our company-controlled delivery, assembly and removal services to all of our retail markets. In 2007, we continued improving our home delivery efficiency and service by consolidating over 100 individually managed cross-dock distribution locations into a Hub and Spoke network organized around 13 regional hubs.

Customer Service

We maintain an in-house customer service department staffed by customer service representatives who receive extensive training in sleep technology and all aspects of our products and operations. Our customer service representatives field customer calls and also interact with each of our retail stores to address customer questions and concerns. Our customer service team is part of our total quality process, facilitating early identification of emerging trends or issues. They coordinate with engineering, sourcing, manufacturing, and our Six Sigma team to segment these issues, implement immediate solutions and provide inputs for long-term improvements to product and service design.

Research and Development

Our research and development team continuously seeks to improve product performance and benefits based on sleep science. Through customer surveys and consumer focus groups, we seek feedback on a regular basis to help enhance our products. Since the introduction of our first bed, we have continued to improve and expand our product line, including new bed models, a quieter Firmness Control System, wireless remote controls, more luxurious fabrics and covers, and new generations of foams and foundation systems. Our research and development expenses were $3.4 million in 2008, $5.7 million in 2007 and $4.7 million in 2006.

Information Systems

We use information technology systems to operate, analyze and manage our business, to reduce operating costs and to enhance our customers' experience. Our major systems include an in-store point of sale system, a retail portal system, in-bound and out-bound telecommunications systems for direct marketing and customer service, E-Commerce systems, a data warehouse system and an enterprise resource planning system. These systems are comprised of both packaged applications licensed from various software vendors and internally developed programs. Our production data center and E-Commerce Web site is located in our new state-of-the-art corporate headquarters with redundant environmental systems. We maintain a disaster recovery plan that is tested regularly.

During the fourth quarter of fiscal 2008, we abandoned our plan to implement an integrated suite of SAP®-based applications in 2009. Our plan in the short-term is to maintain our existing information systems capabilities to effectively operate, analyze and manage our business.

Intellectual Property

We hold various U.S. and foreign patents and patent applications regarding certain elements of the design and function of our products, including air control systems, remote control systems, air chamber features, border wall and corner piece systems, foundation systems, and features related to sofa sleepers with air mattresses, as well as other technology. We have 24 issued U.S. patents, expiring at various dates between March 2009 and June 2022, and five U.S. patent applications pending. We also hold 31 foreign patents and 9 foreign patent applications pending. Notwithstanding these patents and patent applications, we cannot ensure that these patent rights will provide substantial protection or that others will not be able to develop products that are similar to or competitive with our products. To our knowledge, no third party has asserted a claim against us alleging that any element of our product infringes or otherwise violates any intellectual property rights of any third party.

"*Select Comfort*" and "*Sleep Number*" are trademarks registered with the U.S. Patent and Trademark Office. We have a number of other registered trademarks including our "*Select Comfort*" logo with the double arrow design, "*Select Comfort Creator of the Sleep Number Bed*," "*What's Your Sleep Number?*," "*Precision Comfort*," "*The Sleep Number Bed by Select Comfort*" (logo), "*The Sleep Number Store by Select Comfort*" (logo), "*Comfort Club*" and "*Sleep Better on Air*" and "*LuxLayer*." U.S. applications are pending for a number of other marks. Several of these trademarks have been registered, or are the subject of pending applications, in various foreign countries. Each federally registered mark is renewable indefinitely as long as the mark remains in use. We are not aware of any material claims of infringement or other challenges asserted against our right to use these marks.

Industry and Competition

The U.S. bedding manufacturing industry is a mature and generally stable industry. According to the International Sleep Products Association (ISPA), since 1984 the industry has consistently demonstrated growth on a dollar basis, with a 0.3% decline in 2001 and 11.9% decline in 2008 being the only exceptions. According to ISPA, industry wholesale shipments of mattresses and foundations were estimated to be $6.1 billion in 2008, an 11.9% decline compared to $6.9 billion in 2007. We estimate that traditional innerspring mattresses represent approximately 75% of total U.S. bedding sales. *Furniture/Today,* a furniture industry trade publication, has ranked Select Comfort as the largest U.S. bedding retailer for seven consecutive years, most recently in its August 11, 2008 issue.

Over the 5-year, 10-year and 20-year periods ended 2008, the value of U.S. wholesale bedding shipments increased at compound annual growth rates of 3.2%, 4.2% and 5.0%, respectively. We believe that industry unit growth has been primarily driven by population growth, and an increase in the number of homes (including secondary residences) and the increased size of homes. We believe growth in average wholesale prices resulted from a shift to both larger and higher quality beds, which are typically more expensive.

The bedding industry is highly fragmented and very competitive. Participants in the bedding industry compete primarily on price, quality, brand name recognition, product availability and product performance, including the perceived levels of comfort and support provided by a mattress. There is a high degree of concentration among the three largest manufacturers of innerspring bedding with nationally recognized brand names, including Sealy, which also owns the Stearns & Foster brand name, Serta, and Simmons. Numerous other manufacturers, primarily operating on a regional or niche basis, serve the balance of the bedding market. Simmons and Sealy, as well as a number of smaller manufacturers, have offered air-bed products in recent years. Tempur-Pedic International, Inc., and a number of other mattress manufacturers, offer foam mattress products.

Governmental Regulation and Environmental Matters

Our operations are subject to federal and state consumer protection and other regulations relating to the bedding industry. These regulations vary among the jurisdictions in which we do business, but generally impose requirements as to the proper labeling of bedding merchandise.

A portion of our net sales consists of refurbished products that are assembled in part from components returned to us from customers. These refurbished products must be properly labeled and marketed as refurbished products under applicable laws. Our sales of refurbished products are limited to approximately 24 states, as other states do not allow the sale of refurbished bedding products or have more stringent requirements that we choose not to follow.

The bedding industry is subject to federal fire retardancy standards developed by the U.S. Consumer Product Safety Commission, which became effective nationwide in July 2007. Compliance with these requirements has increased the cost and complexity of manufacturing our products, potentially reducing our manufacturing capacity. These regulations also result in higher product development costs as new products must undergo rigorous flammability testing.

The Consumer Product Safety Commission has also adopted, effective as of February 2009, new safety standards applicable to children's products generally, including some mattress products. Compliance with these standards may increase the cost of manufacturing some of our products.

Our direct marketing and E-Commerce operations are or may become subject to various adopted or proposed federal and state "do not call" and "do not mail" list requirements, limiting our ability to market our products directly to consumers over the telephone, by e-mail or by regular mail.

We are subject to emerging federal, state and foreign data privacy regulations related to the safeguarding of sensitive customer and employee data, which may limit our ability to maintain or use consumer or customer information in our business.

We are subject to federal, state and foreign labor laws, including but not limited to laws relating to occupational health and safety, employee privacy, wages and hours, overtime pay, harassment and discrimination, equal opportunity, and employee leaves and benefits.

We are subject to federal and state laws and regulations relating to pollution and environmental protection. We will also be subject to similar laws in foreign jurisdictions as we further expand distribution of our products internationally.

Our retail pricing policies and practices are subject to antitrust regulations in the U.S., Canada, Australia, New Zealand and other jurisdictions where we may sell our products in the future.

Although we believe that we are in compliance in all material respects with these regulations and have implemented a variety of measures to promote continuing compliance, regulations may change over time and we may be required to incur expenses and/or to modify our operations in order to ensure compliance with these regulations, which could harm our profitability and financial condition. If we are found to be in violation of any of the foregoing laws or regulations, we could become subject to fines, penalties, damages or other sanctions, as well as potential adverse public relations, which could adversely impact our business, reputation, sales, profitability and financial condition.

We are not aware of any national or local provisions which have been enacted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, that have materially affected, or will materially affect, our net income or competitive position, or will result in material capital expenditures. During fiscal 2008, there were no material capital expenditures for environmental control facilities and no such material expenditures are anticipated.

Customers

No single customer accounts for 10% or more of our net sales. The loss of distribution through QVC, however, could adversely impact our sales, profitability and financial condition.

Seasonality

Our business is modestly impacted by seasonal influences inherent in the U.S. bedding industry and general retail shopping patterns. The U.S. bedding industry generally experiences lower sales in the second quarter and increased sales during selected holiday or promotional periods.

Working Capital

The component nature of our products allows our stores to serve as product showrooms for our Sleep Number beds. This aspect of our business model allows us to maintain low inventory levels which enables us to operate with minimal working capital. We have historically generated sufficient cash flows to self-fund operations through an accelerated cash-conversion cycle. However, the 2008 decline in our operating performance has significantly affected our ongoing liquidity. As of January 3, 2009, we had outstanding borrowings of $79.2 million, plus $5.9 million under letters of credit, with an additional $5.0 million available under our $90 million credit facility. Pursuant to a series of amendments of our Credit Agreement, the Lenders have deferred to March 31, 2009 a reduction in the amount available under our line of credit from $90 million to $85 million that was previously scheduled to become effective as of December 1, 2008. Also pursuant to these amendments, the Lenders have waived compliance, through the close of business on March 30, 2009, with certain financial covenants under the Credit Agreement applicable to fiscal periods ending on or about December 31, 2008, January 31, 2009 and February 28, 2009. Upon expiration of our most recent amendment on March 31, 2009, we will not be in compliance with certain financial covenants under the Credit Agreement. If we are unable to continue to obtain amendments from the Lenders that waive compliance with these financial covenants, the Lenders could place us in default under the terms of the Credit Agreement. In early March 2009, we received a federal income tax refund of approximately $23.0 million. Pursuant to the terms of the Credit Agreement, these funds have been placed in a cash collateral account with the Lenders. We are in discussions with the Lenders regarding the potential use or application of these funds to address our near-term liquidity needs.

We have been exploring a range of strategic and financing alternatives to enhance our financial flexibility. If we are unable to obtain additional capital, we may not be able to fund our operating needs and we could face a risk of default under our Credit Agreement.

Employees

At January 3, 2009, we employed 2,571 persons, including 1,509 retail sales and support employees, 190 direct marketing and customer service employees, 633 manufacturing and logistics employees, and 239 management and administrative employees. Approximately 158 of our employees were employed on a part-time basis at January 3, 2009. Except for managerial employees and professional support staff, all of our employees are paid on an hourly basis plus commissions for sales associates. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Executive Officers of the Registrant

William R. McLaughlin, 52, joined our company in March 2000 as President and Chief Executive Officer. Mr. McLaughlin also served as Chairman of our Board of Directors from May 2004 to February 2008. From December 1988 to March 2000, Mr. McLaughlin served as an executive of PepsiCo Foods International, Inc., a snack food company and subsidiary of PepsiCo, Inc., in various capacities, including from September 1996 to March 2000 as President of Frito-Lay Europe, Middle East and Africa, and from June 1993 to June 1996 as President of Grupo Gamesa, S.A. de C.V., a cookie and flour company based in Mexico.

Shelly R. Ibach, 49, has served as Executive Vice President, U.S. Sales since October 2008. Ms. Ibach joined Select Comfort as Senior Vice President, U.S. Sales - Company Owned Channels in April 2007. From 1982 to 2007, she held various leadership positions within Macy's North, formerly Marshall Field's Department Stores - Target Corporation. From 2004 to 2007, Ms. Ibach served as Senior Vice President and General Merchandise Manager for the Home division, within Macy's North. Other key positions included Vice President - Divisional Merchandise Manager, Director of Planning and Regional Director of Stores.

Mark A. Kimball, 50, has served as Senior Vice President, Legal, General Counsel and Secretary since August 2003. From July 2000 to August 2003, Mr. Kimball served as Senior Vice President, Human Resources and Legal, General Counsel and Secretary. From May 1999 to July 2000, Mr. Kimball served as our Senior Vice President, Chief Administrative Officer, General Counsel and Secretary. For more than five years prior to joining us, Mr. Kimball was a partner in the law firm of Oppenheimer Wolff & Donnelly LLP practicing in the area of corporate finance.

James C. Raabe, 49, has served as Senior Vice President and Chief Financial Officer since April 1999. From September 1997 to April 1999, Mr. Raabe served as our Controller. From May 1992 to September 1997, he served as Vice President – Finance of ValueRx, Inc., a pharmacy benefit management provider. Mr. Raabe held various positions with KPMG LLP from August 1982 to May 1992.

Karen R. Richard, 38, has served as VP, Chief Human Resource & Strategy Officer for Select Comfort Corporation since December 2008. From January 2006 through July 2008, Ms. Richard served as Vice President, Human Resources and prior to that she served as Vice President, Finance supporting Select Comfort's Consumer Channels and Marketing. Ms. Richard also held a variety of positions in the company's finance department after joining Select Comfort in May of 1996. From 1993 to 1996, Ms. Richard held various accounting positions with TCF Mortgage Corporation, an affiliate of TCF Financial Corporation.

Kathryn V. Roedel, 48, has served as Executive Vice President, Product Development and Operations since October 2008. Ms. Roedel joined our Company as Senior Vice President, Global Supply Chain in April 2005. From 1983 to 2005, she held leadership positions within two divisions of General Electric Company, in Sourcing, Manufacturing, Quality and Service. From 2003 to March 2005, Ms. Roedel served as the General Manager, Global Supply Chain Strategy for

GE Medical Systems. Other key positions included General Manager, Global Quality and Six Sigma; Vice President – Technical Operations and Director/Vice President – Quality Programs for GE Clinical Services, a division of GE Medical Systems.

Wendy L. Schoppert, 42, joined our company as Senior Vice President and General Manager – New Channel Development & Strategy in April 2005 and effective January 2007, became our Senior Vice President – International. In March 2008, Ms. Schoppert also assumed the responsibilities of Chief Information Officer for the company. From 2002 to March 2005, Ms. Schoppert led various departments within U.S. Bancorp Asset Management, most recently serving as Head of Private Asset Management and Marketing. From 1996 to 2000, she held several positions with America West Holdings Corporation, including Vice President of America West Vacations and head of the airline's Reservations division. Prior to 1996, Ms. Schoppert held various finance-related positions at both Northwest Airlines and American Airlines.

Tim Werner, 45, has served as Vice President and Chief Marketing Officer since March 2009. From October 2008 through February 2009 he served as Vice President, Marketing. Mr. Werner served as Vice President, Direct and E-Commerce from October 2007 to September 2008 and as Vice President, Retail Partners developing our Wholesale business from October 2002 to July 2006. Mr. Werner also held a variety of positions in our Direct channel business after joining us in May 1996. From 1986 to 1996, Mr. Werner held marketing positions with L.L. Bean, Inc. and Fingerhut Corporation.

Available Information

We are subject to the reporting requirements of the Exchange Act and its rules and regulations. The Exchange Act requires us to file reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Copies of our reports, proxy statements and other information can be read and copied at:

SEC Public Reference Room
100 F Street NE
Washington, D.C. 20549

Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC's home page at *http://www.sec.gov*.

Our corporate Internet Web site is *http://www.selectcomfort.com*. Through a link to a third-party content provider, our corporate Web site provides free access to our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after electronic filing with the SEC. These documents are posted on our Web site at *www.selectcomfort.com* — select the "*About Select Comfort*" link and then the "*Investor Relations*" link. The information contained on our Web site or connected to our Web site is not incorporated by reference into this Form 10-K and should not be considered part of this report.

We also make available, free of charge on our Web site, the charters of the Audit Committee, Management Development and Compensation Committee, Corporate Governance and Nominating Committee and Finance Committee as well as our Code of Business Conduct (including any amendment to, or waiver from, a provision of our Code of Business Conduct) adopted by our Board. These documents are posted on our Web site — select the "*Investor Relations*" link and then the "*Corporate Governance*" link.

Copies of any of the above referenced information will also be made available, free of charge, upon written request to:

Select Comfort Corporation
Investor Relations Department
9800 59th Avenue North
Minneapolis, MN 55442

ITEM 1A. RISK FACTORS

<u>Liquidity and Capital Resources and Our Ability to Continue as a Going Concern</u>. We may not have adequate liquidity and capital resources to fund our operating needs and continue as a going concern. We are seeking to raise additional capital through the issuance of debt or equity securities or a combination thereof, which may adversely impact our profitability and may be substantially dilutive to our existing shareholders. If we are unable to obtain additional capital, we may not be able to fund our operating needs, we would face a risk of default under our Credit Agreement and we may not be able to continue as a going concern. Our uncertain financial position may also disrupt relationships with our suppliers and adversely impact our sales.

As of January 3, 2009, we had cash and cash equivalents of $13.1 million and $79.2 million in outstanding borrowings, plus $5.9 million under letters of credit, against our $90 million line of credit. Cash generated from operations and remaining funds available under our existing credit facility may not provide sufficient liquidity for our operating and capital needs. Pursuant to a series of amendments of our Credit Agreement, the Lenders have deferred to March 31, 2009 a reduction in the amount available under our line of credit from $90 million to $85 million that was previously scheduled to become effective as of December 1, 2008. Also pursuant to these amendments, the Lenders have waived compliance, through the close of business on March 30, 2009, with certain financial covenants under the Credit Agreement applicable to fiscal periods ending on or about December 31, 2008, January 31, 2009 and February 28, 2009. In early March 2009, we received a federal income tax refund of approximately $23.0 million. Pursuant to the terms of the Credit Agreement, these funds have been placed in a cash collateral account with the Lenders. We are in discussions with the Lenders regarding the potential use or application of these funds to address our near-term liquidity needs.

Our independent public accounting firm has issued an opinion on our consolidated financial statements stating that the consolidated financial statements have been prepared assuming we will continue as a going concern. The opinion further states that our losses from operations and inability to generate sufficient cash flow to meet obligations and sustain operations raise substantial doubt about our ability to continue as a going concern. This opinion, as well as our uncertain financial position, may disrupt relationships with our suppliers, which may prevent us from obtaining necessary components, supplies or services on acceptable terms or at all, and may adversely impact consumer confidence in our ability to honor our warranty obligations, which may adversely impact our sales, profitability and financial condition.

We are seeking to raise additional capital through the issuance of debt or equity securities and to restructure the credit facility under the Credit Agreement in order to provide adequate financial flexibility and liquidity to fund our operations and to avoid default under the Credit Agreement. The issuance of any additional debt securities or the restructuring of our credit facility could materially and adversely impact our profitability through higher interest costs and other fees. The issuance of additional equity securities could be substantially dilutive to our existing shareholders.

If we are unable to obtain additional capital, we may not be able to finance our operating needs and the Lenders under the Credit Agreement may not continue to defer the reduction in availability under the line of credit or continue to waive compliance with prior or future financial covenants, which may result in a default under the Credit Agreement. A default under the Credit Agreement would enable the Lenders to seek immediate payment in full of any amounts outstanding under the credit facility and to exercise various remedies as secured creditors, which may severely or completely constrain our ability to continue to operate our business as a going concern and may require us to seek protection from creditors through bankruptcy proceedings.

<u>Uncertainty of Future Growth and Profitability.</u> Our future growth and profitability will depend on a number of factors.

After more than five consecutive years of growth in both sales and profitability through fiscal 2006, our sales and profitability declined in 2008 and 2007 versus the prior years. We may not be able to regain growth in sales or improvement in profitability on a quarterly or annual basis in future periods. Our future growth and profitability will be impacted by or dependent upon a number of factors, including but not limited to:

- *<u>Liquidity and Capital Resources</u>* — our ability to obtain and maintain adequate liquidity and capital resources to fund our operating and capital needs, including our ability to remain in compliance with the financial covenants and other requirements under our credit agreement;
- *<u>General Economic Conditions and Consumer Confidence</u>* — adverse trends in general economic conditions, including in particular adverse trends in the housing market, retail shopping patterns, consumer confidence and credit markets, the uncertainty of the depth and duration of the current economic recession and the uncertainty of the timing and strength of any economic recovery;

- *Marketing Effectiveness and Efficiency* — the effectiveness of our marketing messages and the efficiency of our advertising expenditures and other marketing programs in building product and brand awareness, driving traffic to our points of sale and increasing sales;

- *Consumer Acceptance* — the level of consumer acceptance of our products, new product offerings and brand image;

- *Consumer Credit* — the availability of consumer credit and our ability to provide cost-effective consumer credit options, particularly in light of the current challenges in the consumer credit market; in the event that one or both of our providers of consumer credit determine to impose more stringent credit requirements or terms, our sales could be adversely impacted;

- *Execution of Our Retail Distribution Strategy* — our ability to execute our retail store distribution strategy in the current economic environment, including increasing sales and profitability through our existing stores and cost-effectively closing under-performing store locations;

- *Sources of Materials and Services* — our ability to secure adequate sources of necessary materials and services at reasonable cost, especially considering our uncertain financial position, our single sources of supply for some components and services, our just-in-time manufacturing processes, potential shortages of commodities, and the macroeconomic environment, which may place financial pressures on our suppliers;

- *Inflationary Pressures* — rising fuel and commodity costs, as well as fluctuating currency rates and increasing industry regulatory requirements, which may increase our cost of goods and may adversely impact our profitability or our ability to maintain sales volumes to the extent that we choose to increase prices;

- *Competition* — the level of competition in the mattress industry and our ability to successfully identify and respond to emerging and competitive trends in the mattress industry;

- *Need for Continuous Product Improvement* — our ability to continuously improve our products to offer new and enhanced consumer benefits, better quality and reduced costs;

- *Impact of Federal Flammability Standards* — new federal flammability standards for mattress products effective since mid-2007, which have added compliance and product costs to our business and have added risks of non-compliance, which could disrupt our business;

- *Impact of Federal Safety Standards* — new federal safety standards for children's products, including some mattress products, effective in February 2009, which may add compliance and product costs to our business and have added risks of non-compliance, which could disrupt our business;

- *Management Information Systems* — the adequacy of our current management information systems, and our ability to maintain and enhance our management information systems, to meet the evolving requirements of our business and regulatory standards, including evolving payment card industry and federal and state regulatory standards applicable to data privacy and security;

- *Retention of Senior Leadership and other Key Employees* — our ability to retain senior leadership and other key employees, including qualified retail store management and sales professionals, in the wake of recent business performance that has not met our expectations;

- *International Growth* — our ability to cost-effectively manage and expand our distribution in Canada, Australia and New Zealand; and

- *Global Events* — global events, such as terrorist attacks or a pandemic outbreak, or the threat of such events.

We may not be successful in executing our growth strategy or in regaining growth in sales or improvement in profitability. Failure to successfully execute any material part of our strategic plan or growth strategy could harm our sales, profitability and financial condition.

<u>Dependence on General Economic Conditions and Consumer Spending</u>. We are highly dependent on discretionary consumer spending. Adverse trends in general economic conditions, including in particular the housing market, retail shopping patterns, consumer confidence, credit markets and employment levels, may continue to adversely affect our sales, profitability and financial condition.

The success of our business models depends to a significant extent upon discretionary consumer spending, which is subject to a number of factors, including without limitation general economic conditions, consumer confidence, the housing market, employment levels, business conditions, interest rates, availability of credit, inflation and taxation. Adverse trends in any of these economic indicators may adversely affect our sales, profitability and financial condition. Also, because a high percentage of our net sales are made on credit, any adverse impact on the availability of consumer credit or any increase in interest rates may adversely affect our sales, profitability and financial condition. We are also dependent upon the continued popularity of malls as shopping destinations and the ability of mall anchor tenants and other attractions to generate customer traffic for our retail stores. Any decrease in mall traffic could adversely affect our sales, profitability and financial condition.

<u>Effectiveness and Efficiency of Marketing and Advertising</u>. Our future growth and profitability will depend in large part upon the effectiveness of our marketing messages and the efficiency of our advertising expenditures and other marketing programs in generating consumer awareness and sales of our products.

We are highly dependent on the effectiveness of our marketing messages and the efficiency of our advertising expenditures (which were approximately $92 million in 2008, $110 million in 2007, $105 million in 2006, $89 million in 2005, and $79 million in 2004) in generating consumer awareness and sales of our products. In recent periods, including in particular 2007 and 2008, our marketing messages have not been as effective as in prior periods. If our marketing messages are ineffective or our advertising expenditures and other marketing programs are inefficient in creating awareness of our products and brand name, driving consumer traffic to our points of distribution and motivating consumers to purchase our products, our sales, profitability and financial condition may be adversely impacted.

We plan to significantly reduce our advertising expenditures in 2009 in comparison with prior periods, which may adversely impact our sales, profitability and financial condition.

Our integrated marketing program depends in part on national radio personalities and spokespersons and other nationally known personalities. The loss of these endorsements, or any reduction in the effectiveness of these endorsements, or our inability to obtain additional effective endorsements, could adversely affect our sales, profitability and financial condition.

<u>Dependence on Internet Marketing Programs</u>. Our future growth and profitability will depend in part upon the effectiveness and efficiency of our internet-based advertising programs and upon the prominence of our Web site URLs on internet search engine results.

We believe that consumers are increasingly using the internet as a part of their shopping experience, both to conduct pre-purchase research, particularly with respect to high-end consumer durables, as well as to purchase products. Consumers will typically use one of a small number of internet search engines to research products. These search engines may provide both natural search results and purchased listings for particular key words. In some cases, it may be difficult or impossible to determine how these search engines work, particularly in the area of natural search, and therefore how to optimize placement on those search engines for our Web site URLs and other positive sites for consumers who may be searching for our products or for mattress products or retailers generally. Some of these search engines may permit competitors to bid on our trademarks to obtain high placement in search results when consumers use our trademarks to seek information regarding our products, which may cause confusion among consumers and adversely impact our sales. Some of our competitors may use our trademarks and/or publish false or misleading information on the internet regarding our products or their own products, which may also cause confusion among consumers and adversely impact our sales. In addition, consumers or others may post negative information regarding our products or our company on internet sites or blogs, which could adversely impact our sales.

As a result, our future growth and profitability will depend in part upon the effectiveness and efficiency of our on-line advertising and search optimization programs in generating consumer awareness and sales of our products, and upon our ability to prevent competitors from misusing or infringing our trademarks or publishing false or misleading information regarding our products or their own products. If we are not successful in these efforts, our business, reputation, sales, profitability and financial condition may be adversely impacted.

In addition, if our Web site becomes unavailable for a significant period of time due to failure of our information technology systems or the Internet, our sales, profitability and financial condition could be adversely affected.

<u>Uncertainty of Consumer Acceptance</u>. Our products represent a significant departure from traditional innerspring mattresses and the failure of our products to achieve market acceptance would harm our sales, profitability and financial condition.

We estimate that innerspring mattress sales represent approximately 75% or more of all mattress sales. Our air chamber technology represents a significant departure from traditional innerspring mattresses. Because no established market for adjustable firmness mattress products existed prior to the introduction of our products in 1988, we faced the challenge of establishing the viability of this market, as well as gaining widespread acceptance of our products. The market for adjustable firmness mattresses is now evolving and our future success will depend upon both the continued growth of this market and increased consumer acceptance of our products. The failure of our products to achieve greater consumer acceptance for any reason would harm our sales, profitability and financial condition.

<u>Dependence on Availability of Consumer Credit</u>. More than one-third of our net sales are financed under a consumer credit program provided by a third party. The termination of this consumer credit program, any material change to the terms of this consumer credit program or in the availability or terms of credit offered to our customers under this consumer credit program, or any delay in securing replacement credit sources, could harm our sales, profitability and financial condition.

In December 2005 we entered into an amended and restated agreement under which GE Money Bank offers our qualified customers a revolving credit arrangement to finance purchases from us. This agreement extends through February 15, 2011, subject to earlier termination upon certain events and subject to automatic extensions.

Under this agreement, GE Money Bank sets the minimum acceptable credit ratings, the interest rates, fees and all other terms and conditions of the customer accounts, including collection policies and procedures, and is the owner of the accounts. Any increase by GE Money Bank in the minimum customer credit ratings necessary to qualify for credit could adversely impact our sales by decreasing the number of customers who can finance purchases. We are liable to GE Money Bank for charge-backs arising out of (i) breach of our warranties relating to the underlying sale transaction, (ii) defective products or (iii) our failure to comply with applicable operating procedures under the facility. We are not liable to GE Money Bank for losses arising out of our customers' credit defaults.

Our agreement with GE Money bank contains certain financial covenants, including a maximum leverage ratio and a minimum interest coverage ratio. As our recent results placed us outside of these financial covenants, we were required under the terms of the agreement to provide GE money Bank with a $2.7 million letter of credit as collateral security.

Approximately 37% of our net sales during 2008 were financed by GE Money Bank. Consumers that do not qualify for credit under our agreement with GE Money Bank may apply for credit under a secondary program maintained by the company through another provider.

Termination of our agreement with GE Money Bank or with our secondary provider, any material change to the terms of our agreement with either of these providers, or in the availability or terms of credit for our customers from these providers, or any delay in securing replacement credit sources, could harm our sales, profitability and financial condition.

<u>Risks of Retail Store Distribution Strategy</u>. Our future growth and profitability will depend in large part upon our ability to execute our retail store distribution strategy, including increasing sales and profitability through our existing company-controlled stores, which carry significant fixed costs, and cost-effectively closing under-performing stores. If we are unable to regain growth in sales through our company-controlled stores, we may be required to incur significant costs to close underperforming stores, which could harm our profitability and financial condition.

Our company-controlled retail store distribution channel is our largest distribution channel and represents our largest opportunity for growth in sales and improvement in profitability. After several years of consistent growth in comparable store sales results through fiscal 2006, in 2007 we experienced a *decline* of 11% in our comparable stores sales versus 2006, and in 2008 we experienced a further decline of 25% in our comparable store sales versus 2007. After achieving profitability in the third quarter of 2008, our comparable store sales results declined by 29% in the fourth quarter of 2008 in comparison to fourth quarter of 2007. Our comparable-store sales and other operating results may fluctuate or decline significantly in the future. Many factors affect our comparable-store sales and other operating results and may contribute to fluctuations or declines in these results in the future, including but not limited to:

- The effectiveness of our marketing messages and the efficiency of our advertising expenditures;

- Consumer acceptance of our existing products, new product offerings and brand image;
- Consumer shopping trends, including mall traffic and internet shopping trends, and the increasing availability of retail shopping venues other than traditional retail malls;
- Our ability to successfully hire, train, motivate and retain store-level sales professionals and managers;
- The level and effectiveness of competitive activity;
- The availability of cost-effective consumer credit options through our third-party providers;
- The growth of our other distribution channels, including in particular the wholesale distribution of our products through mattress retailers into markets with existing company-controlled retail stores;
- General economic conditions, including in particular the housing market, retail trends and consumer confidence; and
- Global events, such as terrorist attacks or a pandemic outbreak, or the threat of such events.

Future fluctuations or decreases in our comparable-store sales or other operating results could harm our sales, profitability and financial condition. We may also be required to incur significant costs to close underperforming stores if we are unable to regain growth in sales in under-performing stores. In addition, failure to regain growth in comparable-store sales or other operating results may disappoint securities analysts or investors and result in a decline in our stock price.

Risks of Wholesale Distribution Strategy. We have established wholesale relationships with a limited number of mattress retailers and with the QVC shopping channel. These relationships may not yield the benefits we expect and may adversely impact sales through our company-controlled distribution channels. The loss of a significant wholesale account or the loss of distribution through QVC could adversely impact our sales, profitability and financial condition.

An important element of our growth strategy has been expansion of profitable distribution through our existing company-controlled distribution channels and increasing opportunities for consumers to become aware of, and to purchase, our products through additional points of distribution. We have only limited experience with a small number of mattress retailers and with the QVC shopping channel, and these wholesale relationships may not yield the intended benefits of leveraging our advertising spending and increasing our brand awareness, sales and overall market acceptance of our products. Our wholesale distribution may also adversely impact sales through our company-controlled distribution channels. The gross margin from wholesale sales is also less than the gross margin we generate in our company-controlled channels. The loss of distribution through QVC could adversely impact our sales, profitability and financial condition.

Dependence on Key Suppliers. We rely upon several key suppliers that are, in some instances, the only source of supply currently used by the company for particular materials or components. The failure of one or more of these suppliers or our other key suppliers to supply materials or components for our products on a timely basis, or a material change in the purchase terms for the materials or components, could harm our sales, profitability and financial condition.

We currently obtain all of the materials and components used to produce our beds from outside sources. In several cases, including our proprietary air chambers, our proprietary blow-molded foundations, the wood foundations sold to our wholesale and hospitality channels, our adjustable foundations, various components for our Firmness Control Systems, as well as fabrics and zippers, we have chosen to obtain these materials and components from suppliers who serve as the only source of supply used by the company at this time. While we believe that these materials and components, or suitable replacements, could be obtained from other sources of supply, in the event that any of the company's current suppliers became unable to supply the relevant materials or components for any reason, and alternatives were not readily available from other sources of supply, our sales, profitability and financial condition could be harmed. If our relationship with either the supplier of our air chambers or the supplier of our blow-molded foundations is terminated, we could have difficulty in replacing these sources since there are relatively few other suppliers capable of manufacturing these components.

We purchase some of our materials and components through purchase orders and do not have long-term purchase agreements with, or other contractual assurances of continued supply, pricing or access from, our suppliers, except for the suppliers of our air chambers, blow-molded foundations, foam, circuit boards and various components used for our covers, including fiber, fabrics, thread and tick. If prices for our key materials or components increase and we are unable to achieve offsetting savings through value engineering or increased productivity or we are unable to increase prices to our customers, our profitability and financial condition may be harmed. The loss of one or more of our key suppliers, the failure of one or more of our key suppliers to supply materials or components on a timely basis, or a material change in the purchase terms for our components could harm our sales, profitability and financial condition.

Our uncertain financial position may also disrupt relationships with our suppliers, which may prevent us from obtaining necessary components, supplies or services on acceptable terms or at all.

<u>Inflationary Pressures</u>. Increases in commodity prices, component costs and/or delivery costs could harm our sales, profitability and financial condition.

Recently there have been significant increases or volatility in the prices of certain commodities, including but not limited to fuel, oil, natural gas, rubber, cotton, plastic resin, steel and chemical ingredients used to produce foam. Increases in prices of these commodities may result in significant cost increases for our raw materials and product components, as well as increases in the cost of delivering our products to our customers. To the extent we are unable to offset any such increased costs through value engineering and similar initiatives underway, or through price increases, our profitability and financial condition may be adversely impacted. If we choose to increase prices to offset the increased costs, our unit sales volumes could be adversely impacted.

<u>Risks of Just-In-Time Manufacturing Processes</u>. We utilize "just-in-time" manufacturing processes with minimal levels of raw materials, work in process and finished goods inventories, which could leave us vulnerable to shortages of supply of key components. Any such shortage could result in our inability to satisfy consumer demand for our products in a timely manner and lost sales, which could harm our sales, profitability and financial condition.

We generally assemble our products after we receive orders from customers utilizing "just-in-time" manufacturing processes. Lead times for ordered components may vary significantly and depend upon a variety of factors, such as the location of the supplier, the complexity in manufacturing the component and general demand for the component. Some of our components, including our air chambers, have relatively longer lead times. We generally maintain minimal levels of raw materials, work in process and finished goods inventories, except for our air chambers, of which we generally carry approximately six weeks of inventory. As a result, an unexpected shortage of supply of key components used to manufacture our products, or an unexpected and significant increase in the demand for our products, could lead to inadequate inventory and delays in shipping our beds to customers. Any such delays could result in lost sales, which could harm our profitability and financial condition.

<u>Risks of Foreign Sourcing of Materials</u>. The foreign manufacturing of our air chambers and some of our other components involves risks that could increase our costs, lead to inadequate inventory levels or delays in shipping beds to our customers, which could harm our sales, profitability and financial condition.

Since our air chambers and some of our other components are manufactured outside the United States, our operations could be harmed by the risks associated with foreign sourcing of materials, including but not limited to:

- Political instability resulting in disruption of trade;
- Existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods that may be imported into the United States or increase the cost of such goods;
- Disruptions in transportation that could be caused by a variety of factors including acts of terrorism, shipping delays, foreign or domestic dock strikes, customs inspections or other factors;
- Any significant fluctuation in the value of the U.S. dollar against foreign currencies; and
- Economic uncertainties, including inflation.

These factors could increase our costs of doing business with foreign suppliers, lead to inadequate inventory levels or delays in shipping beds to our customers, which could harm our sales, profitability and financial condition. If any of these or other factors were to render the conduct of any of our foreign suppliers' businesses more difficult or impractical, we may have difficulty sourcing key components of our products, which could adversely affect our sales, profitability and financial condition.

<u>Dependence on UPS and Other Carriers</u>. We depend upon UPS and other carriers to deliver some of our products to customers on a timely and cost-effective basis. Any significant delay in deliveries to our customers could lead to increased returns and cause us to lose sales. Any increase in freight charges could increase our costs of doing business and harm our sales, profitability and financial condition.

Historically, we have relied to a significant extent on UPS for delivery of our products to customers. For a significant portion of the third quarter of 1997, UPS was unable to deliver our products within acceptable time periods due to a labor strike, causing delays in deliveries to customers and requiring us to use alternative carriers. UPS may not be able to avert labor difficulties in the future or may otherwise experience difficulties in meeting our requirements in the future. From 2000 to 2003, we demonstrated an ability to shift a portion of our product delivery business to FedEx, as necessary. In addition, we either provide directly, or contract with a third party to provide, in-home delivery, assembly and mattress removal services, and in 2003 expanded the availability of this service to all of our retail stores across the country. Despite these alternative carriers, if UPS were to experience difficulties in meeting our requirements, we may not be able to deliver products to all of our customers on a timely or cost-effective basis through any alternative carriers. Any significant delay in deliveries to our customers could lead to increased returns and cause us to lose sales. Any increase in freight charges could increase our costs of doing business and harm our sales, profitability and financial condition.

<u>Risk of Damage to our Manufacturing Facilities</u>. Damage to either of our manufacturing facilities could increase our costs of doing business or lead to delays in shipping our beds, which could result in increased returns and adversely affect future sales.

We have two manufacturing plants, which are located in Irmo, South Carolina and in Salt Lake City, Utah. Unlike other mattress manufacturers, we generally manufacture beds to fulfill orders rather than stocking finished goods inventory. Therefore, the destruction or shutting down of either of our manufacturing facilities for a significant period of time as a result of fire, explosion, act of war or terrorism, flood, hurricane, tornado, earthquake, lightning or other natural disaster could increase our costs of doing business and lead to delays in shipping our beds to customers. Such delays could result in increased returns and adversely affect future sales, which could harm our profitability and financial condition. Due to our make-to-order business model, these adverse consequences to our business may be greater for our company than with other mattress manufacturers.

<u>Competition</u>. The mattress industry is highly competitive. Our business could be harmed by existing competitive pressures or from one or more new entrants into the market.

Our Sleep Number beds compete with a number of different types of mattress alternatives, including standard innerspring mattresses, foam mattresses, waterbeds, futons and other air-supported mattress products sold through a variety of channels, including home furnishings stores, specialty mattress stores, department stores, mass merchants, wholesale clubs, telemarketing programs, television infomercials and catalogs. The mattress industry is characterized by a high degree of concentration among the three largest manufacturers of innerspring mattresses with nationally recognized brand names, including Sealy, which also owns the Stearns & Foster brand, Serta and Simmons. Numerous other manufacturers, primarily operating on a regional or niche basis, serve the balance of the mattress market. Tempur-Pedic International, Inc. and other companies compete in the mattress industry with foam mattress products. A number of mattress manufacturers, including Sealy and Simmons, as well as a number of smaller manufacturers, including low-cost foreign manufacturers, have offered air beds that compete with our products.

We believe that many of our competitors, including in particular the three largest innerspring mattress manufacturers and Tempur-Pedic, have greater financial, marketing and manufacturing resources and better brand name recognition than we do and sell products through broader and more established distribution channels. Our stores and other company-controlled distribution channels compete with other retailers who often provide a wider selection of mattress alternatives than we offer through our channels of distribution, which may place our channels of distribution at a competitive disadvantage. These manufacturing and retailing competitors, or new entrants into the market, may compete aggressively and gain market share with existing and new mattress products, and may pursue or expand their presence in the air bed segment of the market. Some competitors may engage in aggressive advertising strategies that may include false or misleading claims about competitive products and/or our products. Any such competition could inhibit our ability to retain or increase market share, inhibit our ability to maintain or increase prices and reduce our margins, which could harm our sales, profitability and financial condition.

<u>Need for Continuous Product Improvement</u>. If we are unable to enhance our existing products and develop and market new products that respond to customer needs and achieve market acceptance, we may not be able to regain growth in sales or improvement in profitability.

One of our growth strategies is to continue to lead our industry in product innovation and sleep expertise by enhancing existing products and by developing and marketing new products that deliver personalized comfort and better sleep. We may not be successful in developing or marketing enhanced or new products that will receive acceptance in the marketplace. Further, the resulting level of sales from any of our enhanced or new products may not justify the costs associated with the development and marketing. Any failure to continue to develop and market enhanced or new products in a cost-effective manner could harm our ability to regain growth in sales or growth in profitability.

<u>Adequacy of Management Information Systems</u>. In December 2008, we abandoned plans to implement an SAP®-based enterprise-wide information technology architecture. As a result, we are currently enhancing our existing management information systems to support our existing and anticipated business needs and to comply with evolving payment card industry and state and federal regulatory standards applicable to data privacy and security. This project may take longer and may require more resources to implement than anticipated, may cause distraction of key personnel, and may cause disruptions to our business. Any of these outcomes could impair our ability to achieve critical strategic initiatives and could harm our sales, profitability and financial condition.

We depend upon our management information systems for many aspects of our business. Our current information systems architecture includes some off-the-shelf programs as well as some key software that has been developed by our own programmers, which is not easily modified or integrated with other software and systems and limits the flexibility and scalability of our information systems. Our business will be adversely affected if our management information systems are disrupted or if we are unable to improve, upgrade, integrate or expand our systems to meet business and regulatory requirements. In addition, any failure of our systems and processes to adequately protect customer information from theft or loss could adversely impact our business, reputation, sales, profitability and financial condition.

<u>Risks of Compliance with Governmental Regulations</u>. We are subject to a wide variety of government regulations. Any failure to comply with any of these regulations could harm our business, reputation, sales, profitability and financial condition. We may be required to incur significant expenses or to modify our operations in order to ensure compliance with these regulations.

We are subject to a wide variety of government regulations relating to the bedding industry or to various aspects of our business and operations, including without limitation:

- Regulations relating to the proper labeling of bedding merchandise and other aspects of product handling and sale;
- State regulations related to the proper labeling and sale of bedding products produced in part from refurbished components;
- Federal and state flammability standards applicable generally to mattresses and mattress and foundation sets;
- Federal safety standards applicable to children's products generally, including some mattresses products;
- Environmental and product safety regulations;
- Consumer protection and data privacy regulations;
- Regulations related to marketing and advertising claims;
- Various federal and state "do not call" or "do not mail" list requirements;
- Federal, state and foreign labor laws, including but not limited to laws relating to occupational health and safety, employee privacy, wages and hours, overtime pay, harassment and discrimination, equal opportunity, and employee leaves and benefits;
- Antitrust regulations in the United States and foreign jurisdictions where we distribute our products;
- Import and export regulations;

- Federal and state tax laws; and
- Federal and state securities laws.

Although we believe that we are in compliance in all material respects with these regulations and have implemented a variety of measures to promote continuing compliance, regulations may change over time and we may be required to incur expenses and/or to modify our operations in order to ensure compliance with these regulations, which could harm our profitability and financial condition. If we are found to be in violation of any of the foregoing laws or regulations, we could become subject to fines, penalties, damages or other sanctions, as well as potential adverse public relations, which could adversely impact our business, reputation, sales, profitability and financial condition.

Risks of Compliance with Flammability Standards. All mattresses and mattress and foundation sets, including ours, became subject to new federal flammability standards and related regulations in July 2007. Compliance with these regulations has increased our product costs, has required modifications to our systems and operations and may increase the risk of disruptions to our business due to ongoing testing to assure compliance or due to regulatory inspections.

The federal Consumer Product Safety Commission adopted new flammability standards and related regulations which became effective nationwide in July 2007 for mattresses and mattress and foundation sets. Compliance with these requirements has resulted in higher materials and manufacturing costs for our products, and has required modifications to our information systems and business operations, further increasing our costs. To the extent we are unable to offset increased costs through value engineering and similar initiatives, or through price increases, our profitability may be adversely impacted. If we choose to increase prices to offset the increased costs, our unit sales volumes could be adversely impacted.

Compliance also requires more complicated manufacturing processes, which may reduce our manufacturing capacity and may require us to expand our manufacturing capacity sooner than otherwise anticipated.

The new regulations require manufacturers to implement quality assurance programs and encourage manufacturers to conduct random testing of products. The new regulations also require maintenance and retention of compliance documentation. These quality assurance and documentation requirements are costly to implement and maintain. If any product testing yields results indicating that any of our products may not meet the flammability standard, or if we obtain test results or other evidence that any of our products may fail to meet the standard or that a material or process used in manufacturing could affect the test performance of our product, we may be required to temporarily cease production and distribution and/or to recall products from the field, and we may be subject to fines or penalties, any of which outcomes could harm our business, reputation, sales, profitability and financial condition. We may also face increased risks of disruptions to our business caused by regulatory inspections.

Risks of Compliance with Safety Standards. All children's products, including some mattresses, are subject to new consumer product safety standards. Compliance with these regulations may increase our product costs and may require modifications to our systems and operations.

The Consumer Product Safety Improvement Act (CPSIA) establishes new lead and phthalates content standards for certain children's products, including some mattresses. Portions of the CPSIA, including compliance with the component content standards are effective February 10, 2009. The Consumer Product Safety Commission has stayed the enforcement of the testing and certification requirements for the component testing and certification until February 10, 2010. Compliance with these regulations may increase our product costs and may require modifications to our systems and operations.

Risks of Seasonal Influences. Our business is subject to seasonal influences and a substantial portion of our net sales is often realized in the last month or last few weeks of a quarter, due in part to our promotional schedule and commission structure. As our marketing expenditures are largely based on our expectations of future customer inquiries and net sales, and cannot be adjusted quickly, a failure to meet these expectations may harm our profitability and financial condition.

Our business is subject to some seasonal influences, with typically lower sales in the second quarter, and increased sales during selected holiday or promotional periods. Furthermore, a substantial portion of our sales is often realized in the last month or last few weeks of a quarter, due in part to our promotional schedule and commission structure. The level of our marketing and advertising expenses is based, in significant part, on our expectations of future customer inquiries and net sales and cannot be adjusted quickly. If there is a shortfall in expected net sales or in the conversion rate of customer inquiries, we may be unable to adjust our spending in a timely manner and our sales, profitability and financial condition may be harmed.

<u>Product Returns and Warranty Claims</u>. Significant and unexpected return rates under our 30-night trial period, or significant and unexpected warranty claims under our 20-year limited warranty, could harm our sales, profitability and financial condition.

Part of our marketing and advertising strategy focuses on providing a 30-night trial in which customers may return their beds and obtain a refund of the purchase price if they are not fully satisfied with our product. Return rates may not remain within acceptable levels. An unexpected increase in return rates could harm our sales, profitability and financial condition. We also provide our customers with a 20-year limited warranty on our beds. We may receive significant and unexpected claims under these warranty obligations that could exceed our warranty reserves. Warranty claims in excess of our warranty reserves could harm our profitability and financial condition.

<u>Exposure to Product Liability Claims</u>. We may face exposure to product liability claims.

We face an inherent business risk of exposure to product liability claims in the event that the use of any of our products is alleged to have resulted in personal injury or property damage. In the event that any of our products proves to be defective, we may be required to recall or redesign such products. In 2004 and in 2008, we experienced increased returns and adverse impacts on sales, as well as product liability litigation, as a result of media reports related to the alleged propensity of our products to develop mold. We may experience material increases in returns and material adverse impacts on sales or additional litigation in the event any similar media reports were to occur in the future. We maintain insurance against product liability claims, but such coverage may not continue to be available on terms acceptable to us and may not be adequate for liabilities actually incurred. A successful claim brought against us in excess of available insurance coverage, or any claim or product recall that results in significant adverse publicity against us, may have a material adverse effect on our business.

<u>Protection of Our Intellectual Property</u>. If we are unable to protect our intellectual property, we may be unable to prevent other companies from using our technology in competitive products.

We own various U.S. and foreign patents and patent applications related to certain elements of the design and function of our beds and related products. We also own several registered and unregistered trademarks and trademark applications, including in particular our Select Comfort and Sleep Number trademarks, which we believe have significant value and are important to the marketing of our products to customers. In addition to patents and trademarks, we rely upon copyrights, trade secrets and other intellectual property rights and we have implemented several measures to protect our intellectual property and confidential information contained in our products, such as entering into assignment of invention and nondisclosure agreements with certain of our employees. Our ability to compete effectively with other companies depends, to a significant extent, upon our ability to maintain the proprietary nature of our owned intellectual property and confidential information. Our intellectual property rights may not provide substantial protection against infringement or piracy and may be circumvented by our competitors. Our protective measures may not protect our intellectual property rights or confidential information or prevent our competitors from developing and marketing products that are similar to or competitive with our beds or other products. In addition, the laws of some foreign countries may not protect our intellectual property rights and confidential information to the same extent as the laws of the United States. If we are unable to protect our intellectual property, we may be unable to prevent other companies from using our technology or trademarks in connection with competitive products, which could adversely affect our sales, profitability and financial condition.

Intellectual property litigation, which could result in substantial costs to us and the diversion of significant time and effort by our executive management, may be necessary to enforce our patents and trademarks and to protect our trade secrets and proprietary technology. We may not have the financial resources necessary to enforce or defend our intellectual property rights.

We are not aware of any material intellectual property infringement or invalidity claims that may be asserted against us, however, it is possible that third parties, including competitors, may successfully assert such claims. The cost of defending such claims, or any resulting liability, or any failure to obtain necessary licenses on reasonable terms, may adversely impact our sales, profitability and financial condition.

<u>Dependence on Management and Other Key Employees</u>. The loss of the services of any members of our executive management team could adversely impact our ability to execute our business strategy and growth initiatives and could harm our business.

We are currently dependent upon the continued services, ability and experience of our executive management team, particularly William R. McLaughlin, our Chief Executive Officer. The loss of the services of Mr. McLaughlin or any other member of our executive management team could have an adverse effect on our ability to execute our business strategy and growth initiatives and on our sales, profitability and financial condition. We do not maintain any key person life insurance on any members of our executive management team. Our future growth and success will also depend upon our ability to attract, retain and motivate other qualified personnel.

<u>NASDAQ Listing Requirements</u>. Failure to satisfy NASDAQ Global Select Market listing requirements may result in our common stock being removed from listing on the NASDAQ Global Select Market.

Our common stock is currently listed on the NASDAQ Global Select Market under the symbol "SCSS." For continued inclusion on the NASDAQ Global Select Market, we must generally maintain, among other requirements, either (a) shareholders' equity of at least $10 million, a minimum closing bid price of $1.00 per share and a market value of our public float of at least $5 million; or (b) market capitalization of at least $50 million, a minimum closing bid price of $1.00 per share and a market value of our public float of at least $15 million. We currently do not meet these minimum closing bid price and market capitalization requirements. NASDAQ has recently suspended enforcement, through April 20, 2009, of the rules requiring a minimum closing bid price and a minimum market value of public float. After April 20, 2009, however, if we fail to meet the minimum closing bid price or the minimum market value standards described above for at least 30 consecutive trading days, our common stock could be at risk of being removed from listing on the NASDAQ Global Select Market. If our common stock were removed from listing on the NASDAQ Global Select Market, our common stock may be transferred to the NASDAQ Capital Market if we satisfy the listing criteria for the NASDAQ Capital Market, or trading of our common stock may be conducted in the over-the-counter market in the so-called "pink sheets" or, if available, the National Association of Securities Dealer's "Electronic Bulletin Board." Consequently, broker-dealers may be less willing or able to sell and/or make a market in our common stock, which may make it more difficult for shareholders to dispose of, or to obtain accurate quotations for the price of, our common stock. Removal of our common stock from listing on the NASDAQ Global Select Market may also make it more difficult for us to raise capital through the sale of our securities.

<u>Risks of International Distribution</u>. Through relationships with other parties, we distribute products in Canada and Australia, which presents some additional risks to our business.

To date, the vast majority of our sales have been made in the U.S. and we have sold only very minimal quantities of products in foreign jurisdictions. In late 2005 we began to distribute our products in Canada through an independent retailer. In late 2007 we entered into relationships with an Australian-based manufacturer and an Australian-based retailer to begin distribution of Sleep Number beds in Australia and New Zealand. Our lack of experience in international distribution presents some risks to our business, including without limitation the need to build awareness of our products and brand in new markets, the need to gain market acceptance for new products that represent a significant departure from traditional bedding products, logistical and systems complexities, different levels of protection of our intellectual property, language and cultural differences, the need to comply with additional and different regulatory requirements, foreign currency exchange risks and political instability.

Although several members of our senior management team have significant experience in international distribution of consumer goods, as a company our experience in this area is limited. The current economic environment and its impact on our business has limited our ability to invest in our international infrastructure, which may adversely impact the sales and profitability of our international operations, as well as the timing of additional international expansion. If we are unable to achieve consumer awareness and market acceptance for our products in foreign jurisdictions, we may not be able to achieve sufficient sales and profitability in our international operations to justify the investment.

<u>Risks of Terrorist Attacks</u>. Additional terrorist attacks in the United States or against U.S. targets, or acts of war or threats of war or the escalation of current hostilities involving the United States or its allies could adversely impact our sales, profitability, financial condition or stock price in unpredictable ways.

Additional terrorist attacks in the United States or against U.S. targets, or acts of war or threats of war or the escalation of current hostilities involving the United States or its allies, or military or trade disruptions impacting our domestic or foreign suppliers of components of our products, may adversely impact our operations, including, but not limited to, causing delays or losses in the delivery of merchandise to us and decreased sales of our products. These events could cause an increase in oil or other commodity prices, which could adversely affect our materials or transportation costs, including the costs of delivery of our products to customers. More generally, any of these events could adversely impact consumer confidence and spending or result in increased volatility in the U.S. and worldwide financial markets. These events also could cause, or deepen and prolong, an economic recession in the United States or abroad. Any of these occurrences could have an adverse impact on our sales, profitability and financial condition, and may result in volatility of our stock price.

Risks of Pandemic. An outbreak of Avian Flu or a pandemic, or the threat of a pandemic, may adversely impact our ability to produce and deliver our products or may adversely impact consumer demand.

Concern has grown recently over the possibility of a significant or global outbreak of avian flu or a similar pandemic. A significant outbreak of avian flu, or a similar pandemic, or even a perceived threat of such an outbreak, could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely impact our ability to produce and deliver products, which could result in a loss of sales and adversely impact on our profitability and financial condition. Similarly, such events could adversely impact consumer confidence and consumer demand generally, which could adversely impact our sales, profitability and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Distribution Locations

We currently lease all of our existing retail store locations and expect that our policy of leasing, rather than owning stores will continue. Our store leases generally provide for an initial lease term of five to seven years with a mutual termination option if we do not achieve certain minimum annual sales thresholds. Generally, the store leases require us to pay minimum rent plus percentage rent based on net sales in excess of certain thresholds, as well as certain operating expenses.

The following table summarizes the geographic location of our 471 company-owned stores and 801 retail partner doors as of January 3, 2009:

	Company-Owned Stores	Retail Partner Doors		Company Owned Stores	Retail Partner Doors
Alabama	5	-	Montana	3	-
Alaska	-	3	Nebraska	3	-
Arizona	12	41	Nevada	4	25
Arkansas	4	-	New Hampshire	5	-
California	48	148	New Jersey	14	-
Colorado	16	-	New Mexico	2	-
Connecticut	6	-	New York	15	-
Delaware	2	-	North Carolina	13	31
Florida	33	56	North Dakota	2	-
Georgia	17	38	Ohio	20	17
Hawaii	-	6	Oklahoma	3	6
Idaho	1	-	Oregon	4	25
Illinois	22	-	Pennsylvania	19	-
Indiana	13	13	Rhode Island	1	-
Iowa	6	-	South Carolina	6	7
Kansas	5	4	South Dakota	2	-
Kentucky	4	2	Tennessee	9	14
Louisiana	5	5	Texas	39	166
Maine	2	-	Utah	4	-
Maryland	12	-	Vermont	1	-
Massachusetts	8	-	Virginia	13	-
Michigan	14	-	Washington	13	49
Minnesota	15	-	West Virginia	1	-
Mississippi	2	2	Wisconsin	10	-
Missouri	13	9	Wyoming	-	-
			Canada	-	134
			Total	471	801

Manufacturing and Headquarters

We lease our 159,000-square-foot corporate headquarters in Minneapolis, Minnesota. The lease commenced in November 2007 and runs through 2017 with two five-year renewal options.

We also lease approximately 122,000 square feet in Minneapolis, Minnesota that includes our direct marketing call center, our customer service group, our research and development department, and a distribution center that accepts returns and processes warranty claims. This lease expires in 2017 and contains one five-year renewal option.

We lease two manufacturing and distribution centers in Irmo, South Carolina and Salt Lake City, Utah of approximately 105,000 square feet and approximately 101,000 square feet, respectively. We lease the Irmo facility through February 2013, and the Salt Lake City facility through April 2010, with a five-year renewal option thereafter.

To support our accessories business and our program with Radisson Hotels and Resorts, we lease approximately 40,000 square feet in Omaha, Nebraska, through July 2009. We plan to close this facility in 2009 and relocate its operations to our Minneapolis distribution center.

ITEM 3. LEGAL PROCEEDINGS

On April 25, 2008, a lawsuit was filed against one of our subsidiaries in Superior Court in Santa Clara County, California by one of our customers. The complaint asserted various claims related to products liability, breach of warranty, concealment, intentional misrepresentation and negligent misrepresentation and sought class certification. The complaint alleged that products sold by us prior to 2006 had a unique propensity to develop mold, alleged that the plaintiff suffered adverse health effects, and sought various forms of legal and equitable relief, including without limitation unspecified damages, punitive and exemplary damages, attorneys' fees and costs, and injunctive relief. We removed the case to the U.S. District Court for the Northern District of California. On September 30, 2008, the Court granted our motion to dismiss and strike the purported class action claims, and allowed the plaintiff leave to amend the complaint. On October 30, 2008, the plaintiff filed an amended complaint alleging facts similar to those asserted in the initial complaint and asserting additional claims, including antitrust and RICO claims. We have filed a motion to dismiss the amended complaint on the same basis that the Court dismissed the original complaint, and our motion remains pending before the Court. As of January 3, 2009, no accrual had been established as we believe that the complaint is without merit and we intend to vigorously defend the claims.

We are involved from time to time in various other legal proceedings arising in the ordinary course of our business, including primarily commercial, employment and intellectual property claims. In accordance with generally accepted accounting principles in the United States, we record a liability in our consolidated financial statements with respect to any of these matters when it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated. With respect to these other matters, we believe that we have valid defenses to claims asserted against us and we do not expect the outcome of these other matters to have a material effect on our results of operations or financial position. Litigation, however, is inherently unpredictable, and it is possible that the ultimate outcome of one or more claims asserted against us could adversely impact our results of operations or financial position.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on The NASDAQ Stock Market LLC (NASDAQ Global Select Market) under the symbol "SCSS." As of February 28, 2009, there were approximately 799 holders of record of our common stock. The following table sets forth the quarterly high and low sales prices per share of our common stock as reported by NASDAQ for the two most recent fiscal years. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Fiscal 2008				
High	$ 1.96	$ 2.83	$ 3.97	$ 8.32
Low	0.19	1.16	1.47	3.10
Fiscal 2007				
High	$ 14.75	$ 18.00	$ 19.03	$ 20.17
Low	6.11	13.90	15.94	16.77

Select Comfort has not historically paid cash dividends on its common stock and is restricted from paying dividends under its credit agreement.

Information concerning stock repurchases completed during the fourth quarter of fiscal 2008 is set forth below:

Fiscal Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
September 28, 2008 through October 25, 2008	—	—	—	
October 26, 2008 through November 29, 2008	—	—	—	
November 30, 2008 through January 3, 2009	—	—	—	$206,762,000
Total	—	—	—	

(1) On April 20, 2007, our Board of Directors authorized the company to repurchase up to an additional $250.0 million of its common stock, bringing the total availability under our share repurchase program to $290.0 million. The Finance Committee of the Board of Directors reviews repurchases under this program on a quarterly basis. There is no expiration date governing the period over which we can repurchase shares. As of January 31, 2009, the total outstanding authorization was $206.8 million. We may terminate or limit the stock repurchase program at any time. We currently have no plans to repurchase shares under this authorization.

Comparative Stock Performance

The graph below compares the total cumulative shareholder return on our common stock over the last five years to the total cumulative return on the Standard and Poor's ("S&P") 400 Specialty Stores Index and The NASDAQ Stock Market (U.S.) Index assuming a $100 investment made on January 3, 2004. Each of the three measures of cumulative total return assumes reinvestment of dividends. The stock performance shown on the graph below is not necessarily indicative of future price performance. The information contained in this "Comparative Stock Performance" section shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that we specifically request that it be treated as soliciting material or incorporate it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN AMONG SELECT COMFORT CORPORATION, S&P 400 SPECIALTY STORES INDEX, AND THE NASDAQ STOCK MARKET (U.S.) INDEX



$200
$150
$100
$50
$0
DOLLARS
01/03/04
01/01/05
12/31/05
12/30/06
12/29/07
01/03/09
S&P 400 SPECIALTY STORES
NASDAQ STOCK MARKET (U.S.) INDEX
SCSS

	1/3/2004	1/1/2005	12/31/2005	12/30/2006	12/29/2007	1/3/2009
Select Comfort Corporation	$ 100	$ 73	$ 111	$ 106	$ 43	$ 2
S&P 400 Specialty Stores Index	100	117	123	139	115	69
The NASDAQ Stock Market (U.S.) Index	100	108	111	122	134	79

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes information about our equity compensation plans as of January 3, 2009:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	5,074,000	$10.67	1,435,000
Equity compensation plans not approved by security holders	None	Not applicable	None
Total	5,074,000	$10.67	1,435,000

(1) Includes the Select Comfort Corporation 1990 Omnibus Stock Option Plan, the Select Comfort Corporation 1997 Stock Incentive Plan and the Select Comfort Corporation 2004 Stock Incentive Plan.

ITEM 6. SELECTED FINANCIAL DATA

(in thousands, except per share and selected operating data, unless otherwise indicated)

The Consolidated Statements of Operations Data and Consolidated Balance Sheet Data presented below have been derived from our Consolidated Financial Statements and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and Notes thereto included in this Annual Report on Form 10-K.

	Year					
	2008(2)	2007	2006(1)	2005	2004	2003(2)
Consolidated Statements of Operations Data:						
Net sales	$ 608,524	$ 799,242	$ 806,038	$ 689,548	$ 557,639	$ 458,489
Gross profit	358,572	486,415	490,508	406,476	339,838	285,324
Operating expenses:						
Sales and marketing	332,068	372,467	341,630	286,206	250,628	207,400
General and administrative	57,994	64,351	65,401	49,300	37,826	33,974
Research and development	3,374	5,682	4,687	2,219	1,853	1,295
Asset impairment charges	34,594	409	5,980	162	—	71
Operating (loss) income	(69,458)	43,506	72,810	68,589	49,531	42,584
Net (loss) income	$ (70,177)	$ 27,620	$ 47,183	$ 43,767	$ 31,555	$ 27,102
Net (loss) income per share:						
Basic	$ (1.59)	$ 0.59	$ 0.89	$ 0.82	$ 0.58	$ 0.55
Diluted	(1.59)	0.57	0.85	0.76	0.53	0.46
Shares used in calculation of net income per share:						
Basic	44,186	46,536	52,837	53,357	54,015	49,157
Diluted	44,186	48,292	55,587	57,674	59,525	58,916
Consolidated Balance Sheet Data:						
Cash, cash equivalents and marketable debt securities	$ 13,057	$ 7,279	$ 90,175	$ 123,091	$ 101,963	$ 75,118
Working capital	(90,534)	(70,000)	5,637	10,158	23,479	53,972
Total assets	135,413	190,489	228,961	239,838	202,033	153,506
Borrowings under revolving credit facility	79,150	37,890	—	—	—	—
Capital lease obligations (non-current)	621	—	—	—	—	—
Total shareholders' (deficit) equity	(41,630)	24,126	115,694	121,347	114,344	92,201
Selected Operating Data:						
Stores open at period-end(3)	471	478	442	396	370	344
Stores opened during period	19	45	51	40	31	27
Stores closed during period	26	9	5	14	5	5
Retail partner doors	801	891	822	353	89	77
Average net sales per store (000's)(4)	$ 984	$ 1,318	$ 1,493	$ 1,417	$ 1,247	$ 1,101
Percentage of stores with more than $1.0 million in net sales(4)	45%	73%	81%	77%	64%	49%
Comparable-store sales (decrease) increase(5)	(25%)	(11%)	7%	15%	16%	31%
Average square footage per store open during period(4)	1,410	1,315	1,200	1,121	1,032	990
Net sales per square foot(4)	$ 703	$ 1,024	$ 1,244	$ 1,264	$ 1,208	$ 1,113
Average store age (in months at period end)	91	84	81	79	75	70

(1) In the first quarter of fiscal 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123R, "*Share-Based Payment*," requiring us to recognize expense related to the fair value of our stock-based compensation awards. We elected the modified prospective transition method and, accordingly, financial results for fiscal years prior to 2006 have not been restated. Stock-based compensation expense for fiscal 2008, 2007 and 2006 was $3,702, $6,252 and $8,325, respectively. Prior to the adoption of SFAS No. 123R, we followed the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "*Accounting for Stock Issued to Employees,*" to account for our employee stock options and employee stock purchase plan. Accordingly, no compensation expense was recognized for share purchase rights granted in connection with the issuance of stock options under our employee stock option plan or employee stock purchase plan; however, compensation expense was recognized in connection with the issuance of restricted and performance shares granted. See Note 6 of the Notes to the Consolidated Financial Statements for additional information regarding stock-based compensation. Stock-based compensation expense (pre-tax) recognized in our financial results for years prior to fiscal 2006 was $793, $405, and $76 in 2005, 2004 and 2003, respectively.

(2) Fiscal years 2008 and 2003 had 53 weeks. All other fiscal years presented had 52 weeks.

(3) Includes stores operated in leased departments within other retail stores (none in 2008, 2007, 2006 and 2005; and 13 in 2004 and 2003).

(4) For stores open during the entire period indicated.

(5) Stores are included in the comparable-store calculation in the 13th full month of operation. Stores that have been remodeled or relocated within the same shopping center remain in the comparable-store base. The number of comparable-stores used to calculate such data was 452, 432, 391, 354, 339, and 316 for 2008, 2007, 2006, 2005, 2004 and 2003, respectively. Our 2008 comparable-store sales decrease reflects adjustments for an additional week of sales. Without adjusting for the additional week, comparable-stores sales would have decreased (25%) for 2008. Our 2004 and 2003 comparable-store sales increase reflects adjustments for an additional week of sales in 2003. Without adjusting for the additional week, comparable-store sales would have been 14% for 2004 and 34% for 2003.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The discussion in this Annual Report contains certain forward-looking statements that relate to future plans, events, financial results or performance. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "will," "should," "could," "expect," "anticipate," "believe," "estimate," "plan," "project," "predict," "intend," "potential," "continue" or the negative of these or similar terms. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, among others:

- *Our current lack of adequate liquidity and capital resources and our ability to continue as a going concern;*
- *Current general and industry economic trends;*
- *Consumer confidence;*
- *The effectiveness of our marketing messages;*
- *The efficiency of our advertising and promotional efforts;*
- *Consumer acceptance of our products, product quality, innovation and brand image;*
- *Availability of attractive and cost-effective consumer credit options;*
- *Execution of our retail distribution strategy, including our ability to cost-effectively close under-performing store locations;*
- *Our dependence on significant suppliers and our ability to maintain relationships with key suppliers, including several sole source suppliers;*
- *The vulnerability of key suppliers to recessionary pressures, labor negotiations, liquidity concerns or other factors;*
- *Rising commodity costs and other inflationary pressures;*
- *Industry competition;*
- *Our ability to continue to improve our product line;*
- *Warranty expenses;*
- *Pending and potentially unforeseen litigation;*
- *Increasing government regulations, including new flammability standards for the bedding industry and new safety standards for consumer products;*
- *The adequacy of our management information systems to meet the evolving needs of our business and evolving regulatory standards applicable to data privacy and security;*
- *Our ability to attract and retain senior leadership and other key employees, including qualified sales professionals; and*
- *Global events, such as terrorist attacks or a pandemic outbreak, or the threat of such events.*

Additional information concerning these and other risks and uncertainties is contained under the caption "Risk Factors" in this Annual Report on Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to provide a reader of our financial statements with a narrative from the perspective of management on our financial condition, results of operations, liquidity and certain other factors that may affect our future results. Our MD&A is presented in seven sections:

- Overview
- Results of Operations
- Liquidity and Capital Resources
- Outlook
- Off-Balance-Sheet Arrangements and Contractual Obligations
- Critical Accounting Policies and Estimates
- Recent Accounting Pronouncements

Overview

Business Overview

Select Comfort is the leading developer, manufacturer and marketer of premium-quality, adjustable-firmness beds. The air-chamber technology of our proprietary Sleep Number bed allows adjustable firmness on each side of the mattress and provides a sleep surface that is clinically proven to provide better sleep quality and greater relief of back pain compared to traditional mattress products. In addition, we market and sell accessories and other sleep related products which focus on providing personalized comfort to complement the Sleep Number bed and provide a better night's sleep for consumers.

We generate revenue by selling our products through four complementary distribution channels. Three of these channels: Retail, Direct Marketing and E-Commerce, are company-controlled and sell directly to consumers. Our wholesale channel sells to and through leading home furnishings retailers, specialty bedding retailers, the QVC shopping channel and to several end users such as Radisson Hotels and Resorts®.

Vision and Strategy

Our vision is to be a leading brand in the bedding industry, while improving people's lives through better sleep.

We are executing against a defined strategy which focuses on the following key components:

- Building brand awareness and increasing store traffic through effective marketing programs;
- Managing our business in the current economic environment through disciplined controls over costs and cash;
- Accelerating product innovation to lead the industry in innovative sleep products; and
- Leveraging our infrastructure in order to facilitate long-term profitability.

Results of Operations

Fiscal 2008 Summary

Financial highlights for the fiscal year ended January 3, 2009 were as follows:

- Net loss totaled $70.2 million, or $(1.59) per diluted share, compared with net income of $27.6 million, or $0.57 per diluted share in 2007. The 2008 net loss includes non-cash charges for asset impairments totaling $34.6 million and establishment of a $26.8 million valuation allowance for deferred taxes.

- Net sales decreased 24% to $608.5 million, compared with $799.2 million for the prior year, primarily due to a 25% comparable-store sales decline in our company-owned retail stores.

- Our 2008 gross profit rate decreased to 58.9% compared with 60.9% for the prior year. The gross profit rate decrease was primarily due to higher commodity and logistics costs including the impact of higher fuel prices, increased material costs for compliance with new fire retardancy standards and for our new bed line launched last year, and the deleveraging impact of the 24% net sales decrease.

- Sales and marketing expenses decreased by $40.4 million, but increased to 54.6% of net sales in 2008, compared with 46.6% of net sales for the prior fiscal year. The rate increase was driven by the deleveraging impact of the 24% net sales decrease.

- General and administrative expenses declined $6.4 million compared with the prior year primarily due to workforce reductions and other cost reduction initiatives.

- Cash provided by operating activities in 2008 totaled $3.0 million, compared with $44.0 million for the prior year.

- During 2008, borrowings under our revolving credit facility increased from $37.9 million at December 29, 2007 to $79.2 million at January 3, 2009. We have taken significant actions designed to stabilize sales, reduce our cost structure and improve profitability. We also have been exploring a range of strategic and financing alternatives to enhance our financial flexibility and maintain our liquidity. If we are unable to obtain additional capital, we may not be able to fund our operating needs and we could face a risk of default under our credit agreement.

The following table sets forth, for the periods indicated, our results of operations expressed as dollars and percentages of net sales. Figures are in millions except percentages and earnings per share amounts. Amounts may not add due to rounding differences.

	2008		2007		2006	
	$	% of Net Sales	$	% of Net Sales	$	% of Net Sales
Net sales	$ 608.5	100.0%	$ 799.2	100.0%	$ 806.0	100.0%
Cost of sales	250.0	41.1	312.8	39.1	315.5	39.1
Gross profit	358.6	58.9	486.4	60.9	490.5	60.9
Operating expenses:						
Sales and marketing	332.1	54.6	372.5	46.6	341.6	42.4
General and administrative	58.0	9.5	64.4	8.1	65.4	8.1
Research and development	3.4	0.6	5.7	0.7	4.7	0.6
Asset impairment charges	34.6	5.7	0.4	0.1	6.0	0.7
Total operating expenses	428.0	70.3	442.9	55.4	417.7	51.8
Operating (loss) income	(69.5)	(11.4)	43.5	5.4	72.8	9.0
Other (expense) income, net	(3.3)	(0.5)	—	—	3.0	0.4
(Loss) income before income taxes	(72.7)	(12.0)	43.5	5.4	75.8	9.4
Income tax (benefit) expense	(2.6)	(0.4)	15.8	2.0	28.6	3.6
Net (loss) income	$ (70.2)	(11.5%)	$ 27.6	3.5%	$ 47.2	5.9%

	2008	2007	2006
Net (loss) income per share:			
Basic	$ (1.59)	$ 0.59	$ 0.89
Diluted	(1.59)	0.57	0.85
Weighted-average number of common shares:			
Basic	44.2	46.5	52.8
Diluted	44.2	48.3	55.6

The proportion of our total net sales, by dollar volume, from each of our channels during the last three years was as follows:

	2008	2007	2006
Retail	78.2%	75.4%	76.2%
Direct	7.7%	8.0%	9.4%
E-Commerce	6.1%	6.8%	5.6%
Wholesale	8.0%	9.8%	8.8%
Total	100.0%	100.0%	100.0%

The components of total net sales change, including comparable-store net sales changes, were as follows:

	2008	2007	2006
	Channel increase/ (decrease)	Channel increase/ (decrease)	Channel increase
Comparable stores(1)	(25%)	(11%)	7%
Net new stores	4%	9%	9%
Retail total	(21%)	(2%)	16%
Direct	(26%)	(16%)	1%
E-Commerce	(32%)	20%	31%
Wholesale	(38%)	11%	40%
Total net sales change	(24%)	(1%)	17%

(1) Stores are included in the comparable-store calculation in the 13th full month of operation. Stores that have been remodeled or relocated within the same shopping center remain in the comparable-store base. Fiscal 2008 included 53 weeks, as compared to 52 weeks in fiscal 2007. Comparable-store sales have been adjusted and reported as if both years had the same number of weeks.

The number of company-owned retail stores during the last three years, and independently owned and operated retail partner stores, was as follows:

	2008	2007	2006
Company-owned retail stores:			
Beginning of year	478	442	396
Opened	19	45	51
Closed	(26)	(9)	(5)
End of year	471	478	442
Retail partner stores	801	891	822

Comparison of 2008 and 2007

Net Sales

Net sales in 2008 decreased 24% to $608.5 million, compared with $799.2 million in 2007. The sales decrease was due to a 25% comparable-store sales decline in our company-owned retail stores and decreases in wholesale, E-Commerce and direct channel sales, partially offset by sales from new company-owned retail stores opened in the past 12 months net of stores closed. Total sales of mattress units decreased 30% compared to 2007, while the average selling price per bed (mattress sales only divided by mattress units) in our company-controlled channels increased 4% to $1,764, while sales of other product and services decreased by 17%.

The $190.7 million net sales decrease compared with 2007 was comprised of the following: (i) a $127.1 million net decrease in sales from our company-owned retail stores, comprised of a $149.2 million decrease from comparable-stores and a $22.1 million increase from new stores, net of stores closed; (ii) a $29.5 million decrease in wholesale sales; (iii) a $17.6 million decrease in E-Commerce sales and (iv) a $16.5 million decrease in direct marketing sales.

Gross Profit

The gross profit rate decreased to 58.9% in 2008 compared with 60.9% in 2007. The majority of the gross profit rate decline was driven by higher commodity and logistics costs including the impact of higher fuel prices, increased production costs for our new line of beds and fire-retardant products launched last year, and the deleveraging impact of the 24% net sales decrease. In addition, a sales mix shift to lower margin products reduced the gross profit rate by approximately 0.4 percentage points ("ppt"), compared to the same period one year ago. These items were partially offset by an increase in the percentage of net sales from our retail distribution channel which increased the gross profit rate by approximately 0.5 ppt. Pricing initiatives implemented in our company-owned sales channels also favorably impacted our gross profit rate as compared to the prior year.

Sales and Marketing Expenses

Sales and marketing expenses in 2008 decreased to $332.1 million, or 54.6% of net sales, compared with $372.5 million, or 46.6% of net sales in 2007. The $40.4 million decrease was primarily due to the following: (i) a $17.9 million or 16% reduction in media spending compared with the same period one-year ago and (ii) reduced variable selling expenses due to the net sales decline including lower financing costs, percentage rents and variable store compensation. The 8.0 ppt sales and marketing expense rate increase was principally due to the deleveraging impact of the 24% net sales decline, partially offset by the $40.4 million expense decrease compared with the same period one year ago.

General and Administrative Expenses

General and administrative ("G&A") expenses decreased $6.4 million to $58.0 million in 2008, compared with $64.4 million in 2007, but increased to 9.5% of net sales, compared with 8.1% in the prior year. The $6.4 million decrease in G&A expenses was primarily due to workforce reductions, reduced stock-based compensation expense, lower depreciation expense and other discretionary spending reductions. The year-over-year decline in stock-based compensation expense was primarily due to an increase in our estimated forfeiture rates resulting from the workforce reductions.

Research and Development

Research and development ("R&D") expenses decreased to $3.4 million in 2008 compared with $5.7 million in 2007, and decreased as a percentage of net sales to 0.6% from 0.7%. Fiscal 2007 included additional R&D expenses related to the development of new fire retardant products and an upgrade of our entire line of bed models.

Asset Impairment Charges

Asset impairment charges increased to $34.6 million in 2008, compared with $0.4 million in 2007. During the fourth quarter of fiscal 2008, we elected to abandon our plan to implement an integrated suite of SAP®-based applications and recognized asset impairment charges totaling $27.6 million. During 2008, on a quarterly basis, we reviewed all of our stores for impairment and determined that certain store assets at underperforming stores were impaired. We recognized impairment charges totaling $7.0 million for the difference between the fair value and the carrying amounts of the related long-lived assets. The increase in store asset impairment charges compared to the prior year was due primarily to the deterioration of consumer spending and the more difficult economic environment. We estimate fair values based on the cash-flows expected to be generated by the assets.

During 2007, we determined that certain store assets at underperforming stores were impaired and recognized impairment charges of $0.4 million for the difference between fair value and the carrying amounts of the related long-lived assets.

Other (Expense) Income, Net

Other expense increased to $3.3 million compared with $40,000 in 2007. The $3.2 million increase in other expense was driven by increased interest expense from borrowings under our revolving line of credit due to higher average debt balances and increased interest rates, and lower average cash and investment balances compared to the same period one year ago.

Income Tax (Benefit) Expense

Income tax benefit in 2008 was $2.6 million compared with income tax expense of $15.8 million in 2007. The effective tax rate was (3.5%) and 36.5% in 2008 and 2007, respectively. The change in the effective income tax rate is primarily due to the establishment of a $26.8 million valuation allowance against our deferred tax assets that we recorded in the fourth quarter of fiscal 2008. The remainder of the change in the effective tax rate resulted from the absence of a manufacturing deduction that we realized in 2007 and a higher state income tax rate in 2008, partially offset by a $0.6 million discrete tax benefit adjustment recognized in 2008 related to research and development tax credits for prior years based on the recognition guidance under FASB Interpretations No. 48, *Accounting for Uncertainty in Income Taxes*.

Comparison of 2007 and 2006

Net Sales

Net sales in 2007 decreased 1% to $799.2 million, compared with $806.0 million in 2006. The sales decrease was due to an 11% comparable-store sales decline in our company-owned retail stores and a decrease in direct channel sales, partially offset by sales from 36 net new company-owned retail stores opened in the past 12 months and sales growth in our E-Commerce and wholesale distribution channels. Total sales of mattress units decreased 1% compared to 2006, and the average selling price per bed (mattress sales only divided by mattress units) in our company-controlled channels was essentially flat at $1,694, while sales of other product and services increased by 2%.

The $6.8 million net sales decrease compared with 2006 was comprised of the following: (i) a $12.2 million decrease in direct marketing sales and (ii) an $11.6 million net decrease in sales from our company-owned retail stores, comprised of a $66.3 million decrease from comparable-stores and a $54.7 million increase from new stores, net of stores closed, partially offset by, (iii) a $9.0 million increase in E-Commerce sales and (iv) an $8.0 million increase in wholesale sales.

Gross Profit

The gross profit rate of 60.9% in 2007 was consistent with the prior year. The gross profit rate benefited from improvements in sourcing, manufacturing productivity and our ongoing implementation of a hub-and-spoke logistics network which reduced our cost of sales. The gross profit rate also benefited from a reduction in warranty costs per unit.

These items were offset by increased costs to comply with the new open flame fire retardancy standards which became effective for all products manufactured after July 1, 2007 and increased production costs associated with our new line of beds. In addition, the gross profit rate was negatively impacted by a sales mix shift to lower margin products which reduced the gross profit rate by approximately 0.4 ppt.

Sales and Marketing Expenses

Sales and marketing expenses in 2007 increased to $372.5 million, or 46.6% of net sales, compared with $341.6 million, or 42.4% of net sales in 2006. The $30.9 million expense increase was primarily due to operating costs associated with 36 net new stores opened in the past 12 months, an increased use of promotional financing offers and increased media spending. The 4.2 ppt. sales and marketing expense rate increase was primarily due to the deleveraging impact of an 11% comparable-store sales decline and the $30.9 million expense increase compared with the prior year. Total media spending increased 4% compared with 2006 and was 0.7 ppt. higher on a rate basis.

General and Administrative Expenses

General and administrative expenses decreased $1.0 million to $64.4 million in 2007, compared with $65.4 million in 2006, and remained consistent with the prior year on a rate basis. G&A expenses were favorably impacted by a $3.7 million reduction in incentive-based compensation costs compared to the prior year, partially offset by an increase in other expenses of $2.7 million, including increased information technology expenses and occupancy costs.

Research and Development

Research and development expenses increased to $5.7 million in 2007 compared with $4.7 million in 2006, and increased as a percentage of net sales to 0.7% from 0.6%. The dollar and percentage of net sales increases in R&D expenses were the result of continued investment in new product innovation and increased development costs to comply with the new open flame fire retardancy standards.

Asset Impairment Charges

Asset impairment charges decreased to $0.4 million in 2007, compared with $6.0 million in 2006. The 2007 asset impairment charges primarily related to assets at underperforming stores. The 2006 asset impairment charges included $5.4 million for abandoned software in connection with our decision to implement a new SAP® enterprise resource planning system, and $0.6 million related to assets at underperforming stores.

Other (Expense) Income, Net

Other expense was flat in 2007, compared with $3.0 million of other income in 2006. The $3.0 million decrease was driven by lower average cash and investment balances compared with 2006 which resulted in reduced interest income, increased interest expense from borrowings under our revolving line of credit to fund 2007 common stock repurchases and $0.3 million of net realized losses on the sales of marketable debt securities.

Income Tax Expense

Income tax expense decreased to $15.8 million in 2007, compared with $28.6 million in 2006. The effective tax rate was 36.5% and 37.8% in 2007 and 2006, respectively. The lower effective tax rate in 2007 was primarily due to research and development income tax credits recognized in 2007 based on federal tax law changes, and increased tax benefit related to manufacturing deductions.

Liquidity and Capital Resources

As of January 3, 2009, we had cash and cash equivalents of $13.1 million compared with $7.3 million as of December 29, 2007. The $5.8 million increase in cash and cash equivalents was primarily due to $3.0 million of cash provided by operating activities and a $35.8 million net increase in short-term borrowings partially offset by $32.2 million of capital expenditures.

The following table summarizes our cash flows for the fiscal year ended January 3, 2009, and December 29, 2007 ($ in millions):

	Fiscal Year Ended	
	January 3, 2009	December 29, 2007
Total cash provided by (used in):		
Operating activities	$ 3.0	$ 44.0
Investing activities	(32.2)	37.6
Financing activities	35.0	(83.1)
Increase (decrease) in cash and cash equivalents	$ 5.8	$ (1.5)

Cash provided by operating activities for the fiscal year ended January 3, 2009 and December 29, 2007 was $3.0 million and $44.0 million, respectively. The $41.1 million year-over-year decrease in cash from operating activities was comprised of a $97.8 million decline in net (loss) income and a $5.7 million decrease in cash from changes in operating assets and liabilities, partially offset by a $62.4 million increase in adjustments to reconcile net (loss) income to cash provided by operating activities, which was primarily due to the $34.0 million increase in disposals and impairments of assets and a $26.8 million deferred tax asset valuation allowance recorded in 2008. The year-over-year decrease in cash from changes in operating assets and liabilities was primarily due to a decrease in accounts payable (reduced inventory levels and reduced business volumes, partially offset by extended vendor payment terms) and an increase in income taxes receivables (tax benefit from pre-tax loss in current fiscal year), partially offset by a current-year decrease in inventories (inventories align with reduced sales volume), a current-year decrease in accounts receivable (lower 2008 sales volume), a current-year decrease in prepaid expenses and other assets, and a reduced current-year decrease in accrued compensation and benefits (prior-year's reduction included payment of fiscal 2006 annual incentive compensation in the first quarter of fiscal 2007).

Net cash used in investing activities was $32.2 million for 2008, compared with net cash provided by investing activities of $37.6 million for the same period one year ago. The $69.8 million decrease in net cash (used in) provided by investing activities was principally due to no proceeds from the sales and maturity of marketable debt securities for 2008, compared with $81.1 million of proceeds from the sales and maturity of marketable debt securities for the same period one year ago, as we liquidated our marketable debt securities in fiscal 2007 to fund common stock repurchases. During 2008, we invested $32.2 million in property and equipment, compared to $43.5 million for the same period one year ago. In both periods, our capital expenditures related primarily to new and remodeled retail stores, and investments in information technology. During 2008 we opened 19 new retail stores, compared with 45 new retail stores opened during the same period one year ago.

Net cash provided by financing activities was $35.0 million for 2008, compared with net cash used in financing activities of $83.1 million for the same period one year ago. The $118.2 million increase in cash provided by (used in) financing activities resulted from $134.5 million of common stock repurchases during 2007 compared with no repurchases for the fiscal 2008, partially offset by a $9.4 million net decrease in short-term borrowings compared with the prior year, a $3.9 million reduction in proceeds from the issuance of common stock related to stock option exercises and employee purchases, a $1.5 million reduction in tax benefits from stock-based compensation and a $1.5 million increase in debt issuance costs related to our amended credit agreement. Book overdrafts are included in the net change in short-term borrowings.

On April 20, 2007, our Board of Directors authorized us to repurchase up to an additional $250 million of our common stock, bringing the total availability under our share repurchase program to $290 million. In the third quarter of 2007, we curtailed our share repurchases following the tightening of credit markets and the continued deterioration in the general economic environment. During 2008 we did not purchase any shares of common stock compared with the purchase of 7.6 million shares of common stock at a total cost of $134.5 million (based on settlement dates) in 2007. As of January 3, 2009, the remaining authorization under our stock repurchase program was $206.8 million. There is no expiration date governing the period over which we can repurchase shares. We currently have no plans to repurchase our common stock.

In June 2006, we entered into a Credit Agreement (the "Credit Agreement") with a syndicate of banks (the "Lenders"). The Credit Agreement, as amended to date, provides a revolving credit facility in an aggregate amount of $90 million to be used for general corporate purposes (scheduled reductions in availability described below limit our borrowings plus outstanding letters of credit to $85 million as of March 31, 2009 and to $80 million as of July 1, 2009). The Credit Agreement terminates in June 2010.

The Credit Agreement was amended on February 1, 2008 and on May 30, 2008 to allow greater flexibility under the existing financial covenants, provide additional financial covenants and monthly measurement of financial covenants, modify the credit limit and maturity date, increase the cost of borrowing, provide the Lenders with a collateral security interest in substantially all of our assets and those of our subsidiaries, and impose additional restrictions and covenants with respect to our operations.

We had outstanding borrowings of $79.2 million and $37.9 million, under the credit facility as of January 3, 2009, and December 29, 2007, respectively. We also had outstanding letters of credit of $5.9 million and zero as of January 3, 2009, and December 29, 2007, respectively. Outstanding letters of credit reduce the amounts available under the credit facility. At January 3, 2009, and December 29, 2007, $5.0 million and $62.1 million, respectively, were available under this credit facility. In early March 2009, we received a federal income tax refund of approximately $23.0 million. Pursuant to the terms of the Credit Agreement, these funds have been placed in a cash collateral account with the Lenders. We are in discussions with the Lenders regarding the potential use or application of these funds to address our near-term liquidity needs.

At January 3, 2009, borrowings under the credit facility bore interest at a floating rate and could be maintained as base rate loans (tied to the prime rate, plus a margin of up to 4.00% or the federal funds rate plus 5.00%) or as Eurocurrency rate loans (tied to LIBOR, plus a margin up to 5.0% depending on our leverage ratio, as defined). We also pay certain facility and agent fees. As of January 3, 2009, and December 29, 2007, interest rates on borrowings outstanding under the Credit Agreement were 6.0% and 5.2%, respectively. We are subject to certain financial covenants under the agreement, including a maximum leverage ratio, a minimum interest coverage ratio, minimum EBITDA requirements and capital expenditure limits.

As of January 3, 2009, pursuant to an amendment of the Credit Agreement, the Lenders had waived compliance, through the close of business on January 15, 2009, with the Credit Agreement's financial covenants as of the end of fiscal year 2008. Pursuant to an amendment of the Credit Agreement entered into as of February 28, 2009, the Lenders waived compliance, through the close of business on March 30, 2009, with (a) the minimum interest coverage ratio covenant of the Credit Agreement for the fiscal periods ending on or about December 31, 2008, January 31, 2009 and February 28, 2009, and (b) the minimum EBITDA covenant of the Credit Agreement for the fiscal period ending on or about December 31, 2008. Upon expiration of our most recent amendment on March 31, 2009, we will not be in compliance with certain financial covenants under the Credit Agreement. If we are unable to continue to obtain amendments from the Lenders that waive compliance with these financial covenants, the Lenders could place us in default under the terms of the Credit Agreement.

We have taken significant actions to improve our operating results and maintain our liquidity in the current challenging macro-economic environment, including corporate workforce reductions, reduced capital spending, executing plans to close stores, supply chain cost reduction initiatives, reduced media spending, reductions in fixed and discretionary marketing and selling expenses, and ceasing all activities associated with the implementation of SAP®-based information technology applications. We recently introduced lower product price points and initiated an enhanced promotional strategy designed to stabilize sales. We have worked with our vendors to extend our payment terms and maintain positive working relationships. In addition, we are considering options to enhance our financial flexibility and fund our operations, including: additional actions to reduce our cost structure and improve profitability, the need to raise equity or debt capital, or the need to amend the financial covenants under our Credit Agreement. Any amendment of the Credit Agreement may significantly increase the cost of credit provided under the credit facility and related expenses, which may adversely impact our profitability. Whether or not we obtain an amendment of the Credit Agreement, we may need to or choose to seek additional capital through the issuance of debt or equity securities. The issuance of any additional debt securities could materially and adversely impact our profitability and financial condition. The issuance of additional equity securities could be substantially dilutive to our existing shareholders.

If we are unable to obtain additional capital, we may not be able to fund our operating needs and we could face a risk of default under our Credit Agreement. A default under the Credit Agreement would enable the Lenders to seek immediate payment in full of any amounts outstanding under the credit facility and to exercise various remedies as secured creditors, which may severely or completely constrain our ability to continue to operate our business as a going concern and may require us to seek protection from creditors through bankruptcy proceedings. Our uncertain financial position may also disrupt relationships with our suppliers. These conditions raise substantial doubt about our ability to continue as a going concern.

Our agreement under which GE Money Bank offers to our qualified customers revolving credit arrangements to finance purchases from us (the "GE Agreement") contains certain financial covenants, including maximum leverage ratio and minimum interest coverage. As our recent results placed us outside of these financial covenants, we were required under the terms of the GE Agreement to provide GE Money Bank with a $2.7 million letter of credit as collateral security.

Outlook

We do not plan to provide specific earnings guidance for 2009. However, we have outlined our key business drivers and trends, which we believe will assist investors and analysts in understanding and analyzing our business.

We expect that macro-economic trends and consumer confidence will remain weak throughout 2009, and that our sales will decline commensurate with our peer group. As a result of the significant actions taken to reduce costs, we expect to achieve positive free cash flow and moderately improved profitability in the first quarter and full year 2009, (exclusive of the impact of asset impairments and other special charges incurred in 2008).

Sales assumptions for 2009 include the anticipated opening of 2 new stores and closing of 55 or more stores.

The company has taken actions to reduce 2009 fixed and discretionary costs by more than $80 million in addition to cost reduction and margin improvement actions in 2008 that aggregated to more than $40 million in fiscal 2008. Cost reductions in 2009 included the following:

- Product redesign and supply chain restructuring that we believe will reduce product costs by $16 million. We project our gross margin rate to be at or slightly lower than 2008 as product cost reductions will be offset by an increase in promotional activities.
- We plan to reduce media expenditures by approximately $30 million and reduce other fixed and discretionary sales and marketing costs by approximately $20 million. Planned store closures will reduce costs by approximately $10 million. Sales and marketing expenses are anticipated to decline by more than 200 basis points in 2009 on lower sales volume. We plan to manage our media investment as a variable cost to sales.
- We expect general and administrative expenses to be approximately $48 million in 2009, reflecting reductions in workforce and fixed G&A of approximately $10 million and before consideration of any incentive compensation expense that would be recorded if we exceed our earnings targets.
- Capital expenditures are expected to be reduced by $25 million or more in 2009.

Finally, we will continue to analyze our existing manufacturing, distribution and retail operations to optimize our business performance. As a result, in future periods, we may incur restructuring expenses or asset impairment charges.

Off-Balance Sheet Arrangements and Contractual Obligations

Other than our operating leases and $5.9 million of outstanding letters of credit, we do not have any off-balance-sheet financing. A summary of our operating lease obligations by fiscal year is included in the "Contractual Obligations" section below. Additional information regarding our operating leases is available in Item 2, *Properties*, and Note 4, *Leases*, of the Notes to Consolidated Financial Statements, included in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K.

Contractual Obligations

The following table presents information regarding our contractual obligations by fiscal year (in thousands):

	Payments Due by Period[1]				
	Total	**< 1 Year**	**1 – 3 Years**	**3 – 5 Years**	**> 5 Years**
Short-term debt obligations	$ 79,150	$ 79,150	$ —	$ —	$ —
Operating leases	157,889	34,540	58,931	39,401	25,017
Capital leases	845	302	543	—	—
Purchase commitments	159,200	64,200	95,000	—	—
Total	$ 397,084	$ 178,192	$ 154,474	$ 39,401	$ 25,017

(1) Our unrecognized tax benefits of $155,000 have not been included in the Contractual Obligations table as we are not able to determine a reasonable estimate of timing of the cash settlement with the respective taxing authorities.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In connection with the preparation of our financial statements, we are required to make estimates and assumptions about future events, and apply judgments that affect the reported amounts of assets, liabilities, sales, expenses and the related disclosure. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Actual results may vary from estimates in amounts that may be material to the financial statements. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1, *Business and Summary of Significant Accounting Policies*, of the Notes to Consolidated Financial Statements, included in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K. Management believes the accounting policies discussed below are the most critical because they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting policies and estimates and related disclosures with the Audit Committee of our Board.

Our critical accounting policies and estimates relate to asset impairment charges, stock-based compensation, deferred income taxes, self-insured liabilities, warranty liabilities and revenue recognition.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Asset Impairment Charges		
Long-lived assets other than goodwill and other intangible assets, which are separately tested for impairment, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We evaluate our long-lived assets for impairment based on estimated future cash flows after considering the potential impact of planned operational improvements, marketing programs, industry economic factors and the profitability of future business strategies. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset plus net proceeds expected from disposition of the asset (if any). When we recognize an impairment loss, the carrying amount of the asset is reduced to estimated fair value based on discounted cash flows, quoted market prices or other valuation techniques. Assets to be disposed of are reported at the lower of the carrying amount of the asset or fair value less costs to sell. We review store assets for potential impairment based on historical cash flows, lease termination provisions and expected future store operating results. If we recognize an impairment loss, the adjusted carrying amount of the asset becomes its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated (amortized) over the remaining useful life of that asset. Asset impairment charges totaled $34,594,000, $409,000 and $5,980,000, respectively, for 2008, 2007 and 2006.	Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment to identify events or changes in circumstances indicating the carrying value of assets may not be recoverable, estimate future cash flows, estimate asset fair values, and select a discount rate that reflects the risk inherent in future cash flows. Expected cash flows may not be realized, which could cause long-lived assets to become impaired in future periods and could have a material adverse effect on future results of operations.	We have not made any material changes in our impairment loss assessment methodology during the past three fiscal years. We believe that our estimates and assumptions used to calculate long-lived asset impairment charges were reasonable and reflect the current economic environment. However, it is reasonably possible that a prolonged economic slowdown or further deterioration of consumer spending may expose us to future impairment charges that could be material. Alternatively, if consumer spending increases at a higher rate than we anticipated, impaired stores (which continue to operate) could generate higher than expected future cash flows and operating profits.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Stock-Based Compensation		
We have a stock-based compensation plan, which includes non-qualified stock options and nonvested share awards, and an employee stock purchase plan. See Note 1, *Business and Summary of Significant Accounting Policies*, and Note 7, *Shareholders' Equity*, to the Notes to Consolidated Financial Statements, included in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K, for a complete discussion of our stock-based compensation programs. We determine the fair value of our non-qualified stock option awards and the resulting compensation expense at the date of grant using the Black-Scholes-Merton option-pricing model. The most significant inputs into the Black-Scholes-Merton model are exercise price, our estimate of expected stock price volatility and the expected term of the options. Previously, two alternative methods existed for accounting for stock options: the intrinsic value method and the fair value method. Prior to fiscal 2006, we used the intrinsic value method of accounting for stock options and under that standard, no compensation expense was recognized in the financial statements for options granted to employees, or for the discount feature of our employee stock purchase plan. We determine the fair value of our performance-based nonvested share awards at the date of grant using generally accepted valuation techniques and the closing market price of our stock.	Option-pricing models and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include estimating the future volatility of our stock price, future employee forfeiture rates and future employee stock option exercise behaviors. Changes in these assumptions can materially affect the fair value estimate or future earnings adjustments. Performance-based nonvested share awards require management to make assumptions regarding the likelihood of achieving personal performance goals.	We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine stock-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in stock-based compensation expense that could be material. If actual results are not consistent with the assumptions used, the stock-based compensation expense reported in our financial statements may not be representative of the actual economic cost of the stock-based compensation. Also, if the actual forfeiture rates are not consistent with the assumptions used, it could result in future earnings adjustments. A 10% change in our stock-based compensation expense for the year ended January 3, 2009, would have affected net income by approximately $220,000 in 2008.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Deferred Income Taxes		
We recognize deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Realization of deferred tax assets is dependent on generating sufficient taxable income within the carryback or carryforward periods provided for in the tax law of each applicable tax jurisdiction. We establish a valuation allowance for any portion of deferred tax assets that are not considered more likely than not to be realized. Our evaluation includes a review of the future reversal of existing taxable temporary differences, future taxable income, taxable income available in carryback periods and tax planning strategies. Our net deferred tax assets, prior to the valuation allowance, totaled \$34.2 million and \$32.4 million, respectively, for 2008 and 2007.	Our deferred tax valuation allowance contains uncertainties because it requires management to consider all available evidence, both positive and negative, including past operating results and apply judgment on our ability to generate future taxable income sufficient to realize our deferred tax assets. From 2002 through 2007, we generated income before income taxes on average of \$50.6 million. Our 2008 operating results were significantly affected by the industry-wide decrease in consumer spending and we realized a loss before income taxes of \$72.7 million, including \$34.6 million of asset impairment charges. Determining that a valuation allowance is not required is difficult to overcome when there is negative evidence which is objective and verifiable, including our significant net loss in the current year. In addition, while our long-term outlook is positive, we expect macro-economic trends and consumer confidence to remain weak throughout 2009, further pressuring our operating results. Thus, we concluded that our ability to rely on our long-term outlook in generating future taxable income was limited due to uncertainty created by our 2008 loss and the weak 2009 macro-economic outlook. Based on the significant change in the economic environment in the fourth quarter of 2008 and the discussion above, we recorded a \$26.8 million charge for deferred tax assets that could not be realized through taxable income earned in available carryback periods. The \$26.8 million charge establishes a valuation allowance against deferred tax assets that are not considered more likely than not to be realized.	We have not made any material changes in our deferred tax assessment methodology during the past three fiscal years. If and when our operating performance improves on a sustained basis, our conclusion regarding the need for a \$26.8 million deferred tax valuation allowance could change, resulting in the reversal of some or all of the valuation allowance in future periods.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Self-Insured Liabilities		
We are self-insured for certain losses related to health and workers' compensation claims. However, we obtain third-party insurance coverage to limit our exposure to these claims. When estimating our self-insured liabilities, we consider a number of factors, including historical claims experience, demographic factors, severity factors and valuations provided by third-party administrators. Periodically, management reviews its assumptions and the valuations provided by third-party administrators to determine the adequacy of our self-insured liabilities.	Our self-insured liabilities contain uncertainties because management is required to make assumptions and to apply judgment to estimate the ultimate cost to settle reported claims and claims incurred but not reported as of the balance sheet date.	We have not made any material changes in the accounting methodology used to establish our self-insured liabilities during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our self-insured liabilities. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our self-insured liabilities at January 3, 2009, would have affected net income by approximately $284,000 in 2008.
Warranty Liabilities		
The estimated cost to service warranty claims of customers is included in cost of sales. This estimate is based on historical trends of warranty claims. We regularly assess and adjust the estimate of accrued warranty claims by updating claims rates for actual trends and projected claim costs.	Our warranty liability contains uncertainties because our warranty obligations cover an extended period of time. A revision of estimated claim rates or the projected cost of materials and freight associated with sending replacement parts to customers could have a material adverse effect on future results of operations.	We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our warranty liability. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our warranty liability at January 3, 2009, would have affected net income by approximately $478,000 in 2008.
Revenue Recognition		
Revenue is recognized when the sales price is fixed or determinable, collectability is reasonably assured and title passes. Amounts billed to customers for delivery and set up are included in net sales. Revenue is reported net of estimated sales returns and excludes sales taxes. We accrue for sales returns at the time revenue is recognized and charge actual returns against the liability when they are received. Our general return policy is to allow returns for up to 30 nights following a sale. We estimate future projected returns based on historical return rates.	Our estimates of sales returns contains uncertainties as actual returns may vary from expected rates, resulting in adjustments to net sales in future periods. These adjustments could have a material adverse effect on future results of operations.	We have not made any material changes in the accounting methodology used to establish our sales returns allowance during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our sales returns allowance. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our sales returns allowance at January 3, 2009, would have affected net income by approximately $163,000 in 2008.

Recent Accounting Pronouncements

In February 2008, the FASB issued Financial Staff Position ("FSP") No. 157-2, *Effective Date of FASB Statement No. 57,* which delays the effective date of SFAS No. 157 ("FSP 157-2") for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. FSP 157-2 partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The adoption of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities is effective for us beginning January 4, 2009. We do not expect the adoption of FSP 157-2 to have a material impact on our consolidated financial statements.

In April 2008, the FASB issued FSP No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP 142-3"). FSP 142-3 amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under SFAS No. 142, "Goodwill and Other Intangible Assets." Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. This FSP is effective prospectively for intangible assets acquired or renewed after January 1, 2009. We do not expect FSP 142-3 to have a material impact on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

At January 3, 2009, our short-term debt was comprised primarily of borrowings under our revolving line of credit. We do not currently manage interest rate risk on our debt through the use of derivative instruments.

Borrowings under our revolving credit facility are currently not subject to material interest rate risk. The credit facility's interest rate may be reset due to fluctuations in a market-based index, such as the prime rate, federal funds rate or LIBOR. A hypothetical 100 basis point change in the interest rate on outstanding borrowings under our credit facility as of January 3, 2009 would change our annual consolidated pre-tax income by $0.8 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Select Comfort Corporation:

We have audited Select Comfort Corporation's internal control over financial reporting as of January 3, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Select Comfort Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing under Item 9A of this Form 10-K. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Select Comfort Corporation maintained, in all material respects, effective internal control over financial reporting as of January 3, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Select Comfort Corporation and subsidiaries as of January 3, 2009 and December 29, 2007, and the related consolidated statements of operations, shareholders' (deficit) equity, and cash flows for each of the fiscal years in the three-year period ended January 3, 2009, and our report dated March 19, 2009 expressed an unqualified opinion on those consolidated financial statements. Our report on the consolidated financial statements included an explanatory paragraph related to the existence of substantial doubt as to the Company's ability to continue as a going concern.

KPMG LLP

Minneapolis, Minnesota
March 19, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Select Comfort Corporation:

We have audited the accompanying consolidated balance sheets of Select Comfort Corporation and subsidiaries (the Company) as of January 3, 2009 and December 29, 2007, and the related consolidated statements of operations, shareholders' (deficit) equity, and cash flows for each of the fiscal years in the three-year period ended January 3, 2009. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule, as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Select Comfort Corporation and subsidiaries as of January 3, 2009 and December 29, 2007, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended January 3, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's losses from operations and inability to generate sufficient cash flow to meet obligations and sustain operations raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As described in Note 1 to the consolidated financial statements, the Company adopted the provisions of SFAS 157, *Fair Value Measurements*, and SFAS 159, *The Fair Value Option for Financial Assets and Liabilities*, on December 30, 2007 and FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* on December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Select Comfort Corporation and subsidiaries' internal control over financial reporting as of January 3, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 19, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Minneapolis, Minnesota
March 19, 2009

SELECT COMFORT CORPORATION
AND SUBSIDIARIES
Consolidated Balance Sheets
January 3, 2009 and December 29, 2007
(in thousands, except per share amounts)

	2008	2007
Assets		
Current assets:		
Cash and cash equivalents	$ 13,057	$ 7,279
Accounts receivable, net of allowance for doubtful accounts of $713 and $876, respectively	4,939	18,902
Inventories	18,675	32,517
Income taxes receivable	25,900	—
Prepaid expenses	4,109	9,816
Deferred income taxes	1,323	6,796
Other current assets	1,150	3,833
Total current assets	69,153	79,143
Property and equipment, net	53,274	80,409
Deferred income taxes	5,941	25,543
Other assets	7,045	5,394
Total assets	$ 135,413	$ 190,489
Liabilities and Shareholders' (Deficit) Equity		
Current liabilities:		
Borrowings under revolving credit facility	$ 79,150	$ 37,890
Accounts payable	40,274	69,775
Customer prepayments	11,480	8,327
Accruals:		
Sales returns	2,744	3,751
Compensation and benefits	14,575	14,865
Taxes and withholding	2,938	4,812
Other current liabilities	8,526	9,723
Total current liabilities	159,687	149,143
Warranty liabilities	5,956	6,747
Capital lease obligations	621	—
Other long-term liabilities	10,779	10,473
Total non-current liabilities	17,356	17,220
Total liabilities	177,043	166,363
Shareholders' (deficit) equity:		
Undesignated preferred stock; 5,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value; 142,500 shares authorized, 44,962 and 44,597 shares issued and outstanding, respectively	450	446
Additional paid-in capital	4,417	—
(Accumulated deficit) retained earnings	(46,497)	23,680
Total shareholders' (deficit) equity	(41,630)	24,126
Total liabilities and shareholders' (deficit) equity	$ 135,413	$ 190,489

See accompanying notes to consolidated financial statements.

SELECT COMFORT CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Operations
Years ended January 3, 2009, December 29, 2007 and December 30, 2006
(in thousands, except per share amounts)

	2008	2007	2006
Net sales	$ 608,524	$ 799,242	$ 806,038
Cost of sales	249,952	312,827	315,530
Gross profit	358,572	486,415	490,508
Operating expenses:			
Sales and marketing	332,068	372,467	341,630
General and administrative	57,994	64,351	65,401
Research and development	3,374	5,682	4,687
Asset impairment charges	34,594	409	5,980
Total operating expenses	428,030	442,909	417,698
Operating (loss) income	(69,458)	43,506	72,810
Other (expense) income, net	(3,285)	(40)	3,018
(Loss) income before income taxes	(72,743)	43,466	75,828
Income tax (benefit) expense	(2,566)	15,846	28,645
Net (loss) income	$ (70,177)	$ 27,620	$ 47,183
Basic net (loss) income per share:			
Net (loss) income per share – basic	$ (1.59)	$ 0.59	$ 0.89
Weighted-average common shares – basic	44,186	46,536	52,837
Diluted net (loss) income per share:			
Net (loss) income per share – diluted	$ (1.59)	$ 0.57	$ 0.85
Weighted-average common shares – diluted	44,186	48,292	55,587

See accompanying notes to consolidated financial statements.

SELECT COMFORT CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Shareholders' (Deficit) Equity
Years ended January 3, 2009, December 29, 2007 and December 30, 2006
(in thousands)

	Common Stock		Additional Paid-In	Retained Earnings/ (Accumulated	
	Shares	Amount	Capital	Deficit)	Total
Balance at December 31, 2005	53,598	$ 536	$ 56,854	$ 63,957	$ 121,347
Exercise of common stock options	1,544	15	7,495	—	7,510
Exercise of common stock warrants	75	1	—	—	1
Tax benefit from stock-based compensation	—	—	9,769	—	9,769
Stock-based compensation	—	—	8,325	—	8,325
Repurchases of common stock	(3,889)	(39)	(79,700)	—	(79,739)
Issuances of common stock	216	2	1,296	—	1,298
Net income	—	—	—	47,183	47,183
Balance at December 30, 2006	51,544	$ 515	$ 4,039	$ 111,140	$ 115,694
Exercise of common stock options	566	6	3,483	—	3,489
Tax benefit from stock-based compensation	—	—	1,887	—	1,887
Stock-based compensation	—	—	6,252	—	6,252
Repurchases of common stock	(7,617)	(76)	(16,756)	(115,080)	(131,912)
Issuances of common stock	104	1	1,095	—	1,096
Net income	—	—	—	27,620	27,620
Balance at December 29, 2007	44,597	$ 446	$ —	$ 23,680	$ 24,126
Exercise of common stock options	61	1	92	—	93
Tax benefit from stock-based compensation	—	—	28	—	28
Stock-based compensation	—	—	3,702	—	3,702
Issuances of common stock	304	3	595	—	598
Net loss	—	—	—	(70,177)	(70,177)
Balance at January 3, 2009	44,962	$ 450	$ 4,417	$ (46,497)	$ (41,630)

See accompanying notes to consolidated financial statements.

SELECT COMFORT CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended January 3, 2009, December 29, 2007 and December 30, 2006
(in thousands)

	2008	2007	2006
Cash flows from operating activities:			
Net (loss) income	$ (70,177)	$ 27,620	$ 47,183
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	22,186	24,791	19,752
Stock-based compensation	3,702	6,252	8,325
Disposals and impairments of assets	34,577	596	5,912
Excess tax benefits from stock-based compensation	(19)	(1,497)	(8,565)
Changes in deferred income taxes	25,075	(7,280)	(7,665)
Other, net	—	270	(68)
Change in operating assets and liabilities:			
Accounts receivable	13,963	(6,738)	(5,930)
Inventories	13,842	(8,397)	(2,138)
Income taxes receivable	(25,900)	—	—
Prepaid expenses and other assets	7,627	(1,020)	(823)
Accounts payable	(20,047)	12,201	6,091
Customer prepayments	3,153	(1,225)	(5,166)
Accrued sales returns	(1,007)	(156)	(1,496)
Accrued compensation and benefits	(250)	(5,179)	(4,782)
Accrued taxes and withholding	(1,846)	1,646	5,198
Warranty liabilities	(1,454)	(719)	2,574
Other accruals and liabilities	(452)	2,866	974
Net cash provided by operating activities	2,973	44,031	59,376
Cash flows from investing activities:			
Purchases of property and equipment	(32,202)	(43,514)	(31,079)
Investments in marketable debt securities	—	—	(28,072)
Proceeds from sales and maturity of marketable debt securities	—	81,086	25,940
Net cash (used in) provided by investing activities	(32,202)	37,572	(33,211)
Cash flows from financing activities:			
Net increase (decrease) in short-term borrowings	35,809	45,240	(1,388)
Repurchases of common stock	—	(134,452)	(77,199)
Proceeds from issuance of common stock	651	4,572	8,809
Debt issuance costs	(1,472)	—	—
Excess tax benefits from stock-based compensation	19	1,497	8,565
Net cash provided by (used in) financing activities	35,007	(83,143)	(61,213)
Increase (decrease) in cash and cash equivalents	5,778	(1,540)	(35,048)
Cash and cash equivalents, at beginning of year	7,279	8,819	43,867
Cash and cash equivalents, at end of year	$ 13,057	$ 7,279	$ 8,819
Supplemental Disclosure of Cash Flow Information			
Income taxes (refunded) paid	$ (1,313)	$ 20,622	$ 30,628
Interest paid	$ 3,636	$ 1,095	$ —
Capital lease obligations incurred	$ 1,032	$ —	$ —
Purchases of property and equipment included in accounts payable	$ 770	$ 4,960	$ 2,098

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Business and Summary of Significant Accounting Policies

Business

Select Comfort Corporation and our wholly-owned subsidiaries ("Select Comfort" or the "Company") develops, manufactures and markets premium quality, adjustable-firmness beds and related bedding accessories in the United States. In addition, we also sell to wholesale customers in Canada and Australia. We sell through four distribution channels: Retail, Direct, E-Commerce and Wholesale. The percentage of our total net sales from each of our channels during the last three years was as follows:

	2008	2007	2006
Retail	78.2%	75.4%	76.2%
Direct	7.7%	8.0%	9.4%
E-Commerce	6.1%	6.8%	5.6%
Wholesale	8.0%	9.8%	8.8%
Total	100.0%	100.0%	100.0%

Basis of Presentation, Liquidity and Going Concern

The consolidated financial statements include the accounts of Select Comfort Corporation and our subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

In 2008, following several years of generating positive net income, we realized a net loss of $70.2 million, including $34.6 million of asset impairment charges and a $26.8 million charge for the establishment of a deferred tax valuation allowance. Our 2008 operating results were significantly affected by an industry-wide decrease in consumer spending. While we generated $3.0 million of operating cash flows in 2008, the decline in our operating performance and the acceleration of the decline of consumer demand in the fourth quarter of 2008 has affected our liquidity.

As of January 3, 2009, we had outstanding borrowings of $79.2 million, plus $5.9 million under letters of credit, with an additional $5.0 million available under our $90 million credit facility. Pursuant to a series of amendments of our Credit Agreement, the Lenders have deferred to March 31, 2009 a reduction in the amount available under our line of credit from $90 million to $85 million that was previously scheduled to become effective as of December 1, 2008. Also pursuant to these amendments, the Lenders have waived compliance, through the close of business on March 30, 2009, with certain financial covenants under the Credit Agreement applicable to fiscal periods ending on or about December 31, 2008, January 31, 2009 and February 28, 2009. In early March 2009, we received a federal income tax refund of approximately $23.0 million. Pursuant to the terms of the Credit Agreement, these funds have been placed in a cash collateral account with the Lenders. Upon expiration of our most recent amendment on March 30, 2009, we will not be in compliance with certain financial covenants under the credit agreement. If we are unable to continue to obtain amendments from the Lenders that waive compliance with these financial covenants, the Lenders could place us in default under terms of our credit agreement. Even if we obtain amendments to our credit agreement, our business may require additional capital in order to fund our operating needs. A default under the Credit Agreement would enable the Lenders to seek immediate payment in full of any amounts outstanding under the credit facility and to exercise various remedies as secured creditors, which may severely or completely constrain our ability to continue to operate our business and may require us to seek protection from creditors through bankruptcy proceedings. Our uncertain financial position may also disrupt relationships with our suppliers.

We expect macro-economic trends and consumer confidence to remain weak throughout 2009. We have taken significant actions designed to return the company to profitability and generate positive cash flows to fund our business, including: corporate workforce reductions, reduced capital spending, development of plans to close stores, supply chain cost reduction initiatives, reduced media spending, reductions in fixed and discretionary marketing and selling expenses, and ceasing all activities associated with the implementation of SAP®-based information technology applications. We recently introduced lower product price points and initiated an enhanced promotional strategy designed to stabilize sales. However, further expense reductions may be necessary should our 2009 net sales decline at a steeper rate than we currently expect.

In addition to actions to align our cost structure with expected sales declines, we have been exploring a range of strategic and financing alternatives to enhance our financial flexibility.

Our ability to continue as a going concern is dependent on various factors, including: macro economic trends, the successful execution of our cost reduction plans, successful negotiation with the Lenders and successful efforts to raise additional capital. Some of these factors are not entirely within our control. These conditions raise substantial doubt about our ability to continue as a going concern.

Our financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of operations. The consolidated financial statement do not include any adjustments relating to the recoverability or classification of recorded asset amounts or the amounts or classification of liabilities should we be unable to continue as a going concern.

Fiscal Year

Our fiscal year ends on the Saturday closest to December 31. Fiscal years and their respective fiscal year ends are as follows: fiscal 2008 ended January 3, 2009; fiscal 2007 ended December 29, 2007; and fiscal year 2006 ended December 30, 2006. Fiscal 2008 had 53 weeks. Fiscal years 2007 and 2006 each had 52 weeks.

Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of sales and expenses during the reporting period. Predicting future events is inherently an imprecise activity and, as such, requires the use of judgment. Illiquid credit markets and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. Our critical accounting policies consist of asset impairment charges, stock-based compensation, deferred income taxes, self-insured liabilities, warranty liabilities and revenue recognition.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less. Outstanding checks in excess of funds on deposit ("book overdrafts") totaled $11.7 million and $17.0 million at January 3, 2009, and December 29, 2007, respectively. Book overdrafts are included in accounts payable in our consolidated balance sheets and in financing activities in our consolidated statements of cash flows.

The majority of payments due from third-parties for credit card and debit card transactions are processed within one to three business days. All credit card and debit card transactions that process in less than seven days are classified as cash and cash equivalents. Amounts due for these transactions that are classified as cash and cash equivalents totaled $2.1 million and $4.9 million at January 3, 2009, and December 29, 2007, respectively.

Accounts Receivable

Accounts receivable are recorded net of an allowance for expected losses and consist primarily of wholesale receivables and receivables from third-party financiers for customer credit card purchases. The allowance is recognized in an amount equal to anticipated future write-offs. We estimate future write-offs based on delinquencies, aging trends, industry risk trends and our historical experience.

Marketable Debt Securities

Marketable debt securities included highly liquid investment grade debt instruments with original maturities of greater than 90 days issued by the U.S. government and related agencies and municipalities. We did not hold any marketable debt securities at January 3, 2009, or December 29, 2007.

Investments held had an original maturity of up to 36 months. Marketable debt securities with a remaining maturity of greater than one year were classified as non-current.

Through December 30, 2006, we classified our marketable debt securities as "held-to-maturity" in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 115, "*Accounting for Certain Investments in Debt and Equity Securities.*" We historically valued our marketable debt securities at amortized cost based upon our intent and ability to hold these securities to maturity. On March 23, 2007, marketable debt securities of $67.8 million with an unrealized net loss of $0.3 million were transferred from "held-to-maturity" classification to "available-for-sale" classification. Investments classified as "available-for-sale" are carried at fair market value. The classification change was made to increase liquidity and fund our common stock repurchase program.

During 2007, marketable debt securities with a cost of $64.4 million were sold at a realized loss of $0.3 million. Realized gains and losses are included in other (expense) income, net in our consolidated statements of operations.

Inventories

Inventories include material, labor and overhead and are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and Equipment

Property and equipment, carried at cost, is depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the contractual term of the lease, with consideration of lease renewal options if renewal appears probable. Property under capital lease is comprised of manufacturing equipment, and computer equipment used in our retail operations and corporate support areas. Estimated useful lives of our property and equipment by major asset category are as follows:

Leasehold improvements	5 to 10 years
Office furniture and equipment	5 to 7 years
Production machinery, computer equipment and software	3 to 7 years
Property under capital lease	3 to 4 years

Other Assets

Other assets include deposits, patents, trademarks and goodwill. Patents and trademarks are amortized using the straight-line method over periods ranging from 10 to 17 years. The carrying value of goodwill at both January 3, 2009, and December 29, 2007, was $2.9 million.

Asset Impairment Charges

We review our long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset plus net proceeds expected from disposition of the asset (if any). When we recognize an impairment loss, the carrying amount of the asset is reduced to estimated fair value based on discounted cash flows, quoted market prices or other valuation techniques. Assets to be disposed of are reported at the lower of the carrying amount of the asset or fair value less costs to sell. We review store assets for potential impairment based on historical cash flows, lease termination provisions and expected future store operating results.

The test for goodwill impairment is a two-step process, and is performed at least annually. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of fair value of the reporting unit over the fair value of all identified assets and liabilities. Fair value is determined utilizing widely accepted valuation techniques, including quoted market prices and our market capitalization. During the fourth quarter of 2008, we completed our annual impairment testing of goodwill, using the valuation techniques as described above, and determined there was no impairment.

Warranty Liabilities

We provide a 20-year limited warranty on our adjustable-firmness beds. The customer participates over the last 18 years of the warranty period by paying a portion of the retail value of replacement parts. Estimated warranty costs are expensed at the time of sale based on historical claims rates incurred by us and are adjusted for any current trends as appropriate. Actual warranty claim costs could differ from these estimates. We classify as noncurrent those estimated warranty costs expected to be paid out in greater than one year. The activity in the accrued warranty liabilities account was as follows (in thousands):

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions from Reserves	Balance at End of Year
2008	$ 9,503	$ 8,083	$ 9,537	$ 8,049
2007	10,223	10,373	11,093	9,503
2006	7,649	13,521	10,947	10,223

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, borrowings under our revolving credit facility, and other current assets and liabilities approximate fair value because of their short-term maturity.

We adopted the provisions of SFAS No. 157, "*Fair Value Measurements*" on December 30, 2007, the beginning of our 2008 fiscal year. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. SFAS No. 157, as originally issued, was effective for fiscal years beginning after November 15, 2007, with early adoption permitted. However, on February 12, 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-2, which deferred the effective date of SFAS No. 157 for one year, as it relates to nonfinancial assets and liabilities. Accordingly, our adoption related only to financial assets and liabilities. At January 3, 2009, and December 29, 2007, we had no financial assets or liabilities which required a fair value measurement on a recurring basis. The adoption of this statement had no impact on our consolidated financial statements.

We adopted the provisions of SFAS No. 159, "*The Fair Value Option for Financial Assets and Liabilities – Including an Amendment of FASB Statement No. 115*" on December 30, 2007, the beginning of our 2008 fiscal year. SFAS No. 159 permits us to choose to measure certain financial assets and liabilities at fair value that are not currently required to be measured at fair value (the "Fair Value Option"). Election of the Fair Value Option is made on an instrument-by-instrument basis and is irrevocable. At the adoption date, unrealized gains and losses on financial assets and liabilities for which the Fair Value Option has been elected are reported as a cumulative adjustment to beginning retained earnings. We did not elect the Fair Value Option as we had no financial assets or liabilities that qualified for this treatment. In the future, if we elect the Fair Value Option for certain financial assets and liabilities, we would report unrealized gains and losses due to changes in their fair value in net income at each subsequent reporting date. The adoption of this statement had no impact on our consolidated financial statements.

Revenue Recognition

Revenue is recognized when the sales price is fixed or determinable, collectability is reasonably assured and title passes. Amounts billed to customers for delivery and set up are included in net sales. Revenue is reported net of estimated sales returns and excludes sales taxes.

We accept sales returns up to 30 nights following the sale. The accrued sales returns estimate is based on historical return rates, which are reasonably consistent from period to period and is adjusted for any current trends as appropriate. If actual returns vary from expected rates, sales in future periods are adjusted.

Cost of Sales, Sales and Marketing, General and Administrative ("G&A") and Research & Development ("R&D") Expenses

The following tables summarize the primary costs classified in each major expense category (the classification of which may vary within our industry):

Cost of Sales

- Costs associated with purchasing, manufacturing, shipping, handling and delivering our products to our stores and customers;
- Physical inventory losses, scrap and obsolescence;
- Related occupancy and depreciation expenses; and
- Estimated costs to service warranty claims of customers.

Sales & Marketing

- Advertising and media production;
- Marketing and selling materials such as brochures, videos, customer mailings and in-store signage;
- Payroll and benefits for sales and customer service staff;
- Store occupancy costs;
- Store depreciation expense; and
- Promotional financing costs.

G&A

- Payroll and benefit costs for corporate employees, including information technology, legal, human resources, finance, sales and marketing administration, investor relations and risk management;
- Occupancy costs of corporate facilities;
- Depreciation related to corporate assets;
- Information hardware, software and maintenance;
- Insurance;
- Investor relations costs; and
- Other overhead costs.

R&D[1]

- Internal labor and benefits related to research and development activities;
- Outside consulting services related to research and development activities; and
- Testing equipment related to research and development activities.

[1] Costs incurred in connection with R&D are charged to expense as incurred.

Operating Leases

We rent office and manufacturing space under operating leases which, in addition to the minimum lease payments, require payment of a proportionate share of the real estate taxes and certain building operating expenses. We also rent retail space under operating leases which, in addition to the minimum lease payments, may require payment of contingent rents based upon sales levels and payment of a proportionate share of the real estate taxes and certain building operating expenses.

Rent expense is recognized on a straight-line basis over the lease term, after consideration of rent escalations and rent holidays. We record any difference between the straight-line rent amounts and amounts payable under the leases as part of deferred rent, in other current liabilities or other long-term liabilities, as appropriate. The lease term for purposes of the calculation begins on the earlier of the lease commencement date or the date we take possession of the property. At January 3, 2009, and December 29, 2007, deferred rent included in other current liabilities in our consolidated balance sheets was $1.3 million and $0.2 million, respectively, and deferred rent included in other long-term liabilities in our consolidated balance sheets was $4.3 million and $4.7 million, respectively.

Leasehold improvements that are funded by landlord incentives or allowances under an operating lease are recorded as deferred rent, in other current liabilities or other long-term liabilities, as appropriate and amortized as reductions to rent expense over the lease term.

Lease payments that depend on factors that are not measurable at the inception of the lease, such as future sales levels, are contingent rents and are excluded from minimum lease payments and included in the determination of total rent expense when it is probable the expense has been incurred and the amount is reasonably estimable. Future payments for real estate taxes and certain building operating expenses for which we are obligated are not included in minimum lease payments.

We also lease delivery trucks associated with our home delivery service, which in addition to the minimum lease payments, require payment of a management fee and contain certain residual value guarantee provisions that would become due at the expiration of the operating agreement if the fair value of the leased vehicles is less than the guaranteed residual value. As of January 3, 2009, the maximum guaranteed residual value at lease expiration was $0.6 million. Historically, payments related to these guarantees have been insignificant. We believe the likelihood of funding the guarantee obligation under any provision of the operating lease is remote and thus, we have not recognized a liability.

Pre-opening Costs

Costs associated with the start up and promotion of new store openings are expensed as incurred.

Advertising Costs

We incur advertising costs associated with print and broadcast advertisements. Advertising costs are charged to expense when the ad first runs. Advertising expense was $92.0 million, $109.9 million and $105.3 million, in 2008, 2007 and 2006, respectively. Advertising costs deferred and included in prepaid expenses in our consolidated balance sheets were $0.7 million and $1.3 million as of January 3, 2009, and December 29, 2007, respectively.

Insurance

We are self-insured for certain losses related to health and workers' compensation claims, although we do obtain third-party insurance coverage to limit exposure to these claims. We estimate our self-insured liabilities using a number of factors including historical claims experience and analysis of incurred but not reported claims. Our self-insurance liability was $4.8 million at January 3, 2009 and December 29, 2007, and is included in other current liabilities in our consolidated balance sheets.

Stock-Based Compensation

We record stock-based compensation expense based on the provisions of SFAS No. 123R, "*Share-Based Payment*" based on the award's fair value at the date of grant and the awards that are expected to vest. We recognize stock-based compensation expense over the period during which an employee is required to provide services in exchange for the award, or to their eligible retirement date, if earlier. We use the Black-Scholes-Merton option-pricing model to estimate the fair value of stock options and resulting compensation expense. The most significant inputs into the Black-Scholes-Merton option-pricing model are exercise price, our estimate of expected stock price volatility and the weighted-average expected life of the options. We include as part of cash flows from financing activities the benefit of tax deductions in excess of recognized compensation expense as prescribed in SFAS No. 123R. We adopted SFAS No. 123R at the beginning of 2006 using the modified prospective transition method.

See Note 6, *Shareholders' Equity*, for additional information on stock-based compensation.

Income Taxes

We recognize deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established for any portion of deferred tax assets that are not considered more likely than not to be realized. We evaluate all available positive and negative evidence, including the existence of cumulative year losses and our forecast of future taxable income, to assess the need for a valuation allowance on our deferred tax assets.

We recognize the benefits of tax positions based on the provisions of FASB Interpretation ("FIN") No. 48, "*Accounting for Uncertainty in Income Taxes.*" FIN No. 48 and related interpretations define when benefits of tax positions in the financial statements are recognized and provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. We adopted FIN No. 48 effective December 31, 2006. The adoption of FIN No. 48 and related interpretations did not materially affect our consolidated financial statements and, as a result, we did not record any cumulative effect adjustment upon adoption.

We classify interest and penalties on tax uncertainties as a component of income tax expense in our consolidated statements of operations.

(Loss) Income Per Share

Basic (loss) income per share excludes dilution and is computed by dividing net (loss) income attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted (loss) income per share includes potentially dilutive common shares consisting of stock options, restricted stock and warrants using the treasury stock method. In 2008, we excluded shares of restricted stock and stock options from our computation of diluted net loss per share, as their inclusion would have had an anti-dilutive effect (i.e., resulted in lower loss per share).

Sources of Supply

We currently obtain materials and components used to produce our beds from outside sources. As a result, we are dependent upon suppliers that in some instances, are our sole source of supply. We are continuing our efforts to dual-source key components. The failure of one or more of our suppliers to provide us with materials or components on a timely basis could significantly impact our consolidated results of operations and net (loss) income per share. We believe we can obtain these raw materials and components from other sources of supply in the ordinary course of business, if necessary.

New Accounting Pronouncements

In February 2008, the FASB issued Financial Staff Position (FSP) No. 157-2, *Effective Date of FASB Statement No. 157,* which delays the effective date of SFAS No. 157 ("FSP 157-2") for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. FSP 157-2 partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The adoption of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities is effective for us beginning January 4, 2009. We do not expect the adoption of FSP 157-2 to have a material impact on our consolidated financial statements.

In April 2008, the FASB issued FSP No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP 142-3"). FSP 142-3 amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under SFAS No. 142, "Goodwill and Other Intangible Assets." Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. This FSP is effective prospectively for intangible assets acquired or renewed after January 1, 2009. We do not expect FSP 142-3 to have a material impact on our consolidated financial statements.

(2) Inventories

Inventories consist of the following (in thousands):

	January 3, 2009	December 29, 2007
Raw materials	$ 4,280	$ 10,685
Work in progress	99	225
Finished goods	14,296	21,607
	$ 18,675	$ 32,517

Our finished goods inventory, as of January 3, 2009, was comprised of $5.6 million of finished beds, including retail display beds and deliveries in-transit to those customers who have utilized home delivery services, $2.7 million of finished components that were ready for assembly for the completion of beds, and $6.0 million of retail accessories.

Our finished goods inventory, as of December 29, 2007, was comprised of $5.9 million of finished beds, including retail display beds and deliveries in-transit to those customers who have utilized home delivery services, $10.0 million of finished components that were ready for assembly for the completion of beds, and $5.7 million of retail accessories.

(3) Property and Equipment

Property and equipment consist of the following (in thousands):

	January 3, 2009	December 29, 2007
Land	$ 1,999	$ 1,999
Leasehold improvements	90,720	94,451
Office furniture and equipment	3,997	5,109
Production machinery, computer equipment and software	68,130	81,770
Property under capital lease	1,163	—
Less: Accumulated depreciation and amortization	(112,735)	(102,920)
	$ 53,274	$ 80,409

During 2008, 2007 and 2006, we recorded asset impairment charges of $34.6 million, $0.4 million and $6.0 million, respectively. During the fourth quarter of fiscal 2008, we elected to abandon our plan to implement an integrated suite of SAP®-based applications in 2009 and recognized asset impairment charges totaling $27.6 million. In addition, during 2008 and 2007, we reviewed all of our stores for impairment and determined that certain store assets at underperforming stores were impaired. We recognized impairment charges of $7.0 million and $0.4 million, respectively, for the difference between the fair value and the carrying amounts of the related long-lived assets.

Our 2006 asset impairment charges were comprised of $5.4 million resulting from the abandonment of software we had been developing and $0.6 million resulting from the difference between the fair value and carrying amount of the related long-lived assets.

Asset impairment charges is one of our critical accounting estimates and requires management to make estimates about future events including sales growth rates, cash flows and asset fair values. We estimate fair values based on probability-weighted discounted cash flows, quoted market prices or other valuation techniques. Our 2008 quarterly store asset impairment charges reflected the deterioration of consumer spending and the more difficult economic environment as the year progressed. Our impairment calculations assume the ongoing availability of consumer credit and our ability to provide cost-effective consumer credit options. However, the recent tightening of credit standards, for our customers who seek extended financing from our third party financiers, was considered in our estimates. Predicting future events is inherently an imprecise activity. If actual results are not consistent with the estimates and assumptions used in our asset impairment calculations, we may incur additional impairment charges in the near term.

(4) Leases

Operating Leases

Rent expense was as follows (in thousands):

	2008	2007	2006
Facility Rents:			
Minimum rents	$ 38,157	$ 32,663	$ 27,579
Contingent rents	1,962	7,564	9,443
Total	$ 40,119	$ 40,227	$ 37,022
Equipment rents	$ 3,412	$ 2,753	$ 2,484

Capital Leases

During 2008, we entered into capital leases totaling $1.0 million, respectively, for certain computer and manufacturing equipment. At January 3, 2009, $0.3 million was included in other current liabilities and $0.5 million was included in other long-term liabilities in our consolidated balance sheet.

The aggregate minimum rental commitments under operating leases and future maturities of capital leases for subsequent years are as follows (in thousands):

	Operating	Capital
2009	$ 34,540	$ 302
2010	32,216	320
2011	26,715	223
2012	21,982	—
2013	17,419	—
Thereafter	25,017	—
	$ 157,889	$ 845

(5) Debt

Credit Agreement

In June 2006, we entered into a Credit Agreement (the “Credit Agreement”) with a syndicate of banks (the “Lenders”). The Credit Agreement, as amended to date, provides a revolving credit facility in an aggregate amount of $90 million to be used for general corporate purposes, which amount decreases to $85 million as of March 31, 2009 and to $80 million as of July 1, 2009. The Credit Agreement terminates in June 2010.

The Credit Agreement was amended on February 1, 2008 and on May 30, 2008 to allow greater flexibility under the existing financial covenants, provide additional financial covenants and monthly measurement of financial covenants, modify the credit limit and maturity date, increase the cost of borrowing, provide the Lenders with a collateral security interest in substantially all of our assets and those of our subsidiaries, and impose additional restrictions and covenants with respect to our operations.

We had outstanding borrowings of $79.2 million and $37.9 million, under the credit facility as of January 3, 2009, and December 29, 2007, respectively. We also had outstanding letters of credit of $5.9 million and zero as of January 3, 2009, and December 29, 2007, respectively. Outstanding letters of credit reduce the amounts available under the credit facility. At January 3, 2009, and December 29, 2007, $5.0 million and $62.1 million, respectively, were available under this credit facility. In early March 2009, we received a federal income tax refund of approximately $23.0 million. Pursuant to the terms of the Credit Agreement, these funds have been placed in a cash collateral account with the Lenders. We are in discussions with the Lenders regarding the potential use or application of these funds to address our near-term liquidity needs.

At January 3, 2009, borrowings under the credit facility bore interest at a floating rate and could be maintained as base rate loans (tied to the prime rate, plus a margin of up to 4.00% or the federal funds rate plus 5.00%) or as Eurocurrency rate loans (tied to LIBOR, plus a margin up to 5.0% depending on our leverage ratio, as defined). We also pay certain facility and agent fees. As of January 3, 2009, and December 29, 2007, interest rates on borrowings outstanding under the Credit Agreement were 6.0% and 5.2%, respectively. We are subject to certain financial covenants under the agreement, including a maximum leverage ratio, a minimum interest coverage ratio, minimum EBITDA requirements, and capital expenditure limits.

Pursuant to a series of amendments of the Credit Agreement, the Lenders have deferred to March 31, 2009 a reduction in the amount available under our line of credit from $90 million to $85 million that was previously scheduled to become effective as of December 1, 2008. Also pursuant to these amendments, the Lenders have waived compliance, through the close of business on March 30, 2009, with: (a) the minimum interest coverage ratio covenant of the Credit Agreement for the fiscal periods ending on or about December 31, 2008, January 31, 2009 and February 28, 2009, and (b) the minimum EBITDA covenant of the Credit Agreement for the fiscal period ending on or about December 31, 2008. Upon expiration of our most recent amendment on March 31, 2009, we will not be in compliance with certain financial covenants under the Credit Agreement. If we are unable to continue to obtain amendments from the Lenders that waive compliance with these financial covenants, our bank syndicate could place us in default under the terms of the Credit Agreement. A default under the Credit Agreement would enable the Lenders to seek immediate payment, severely constraining our operating flexibility and our ability to fund our business. Any further amendment of the Credit Agreement may significantly increase the cost of credit provided under the credit facility and related expenses, which may adversely impact our profitability.

In light of these increased uncertainties, we are considering options to enhance our financial flexibility and fund our operations, including the need to raise equity or debt capital. The issuance of any additional debt securities could materially and adversely impact our profitability and financial condition. The issuance of additional equity securities could be substantially dilutive to our existing shareholders.

At January 3, 2009, we had $1.1 million in deferred financing fees related to the Credit Agreement. If the Lenders have the right to demand payment before the Credit Agreement terminates, we would expense any remaining unamortized deferred financing fees.

(6) Shareholders' Equity

Stock-Based Compensation Plans

We compensate officers, directors and key employees with stock-based compensation under three stock plans approved by our shareholders in 1990, 1997 and 2004 and administered under the supervision of our Board of Directors ("Board"). At January 3, 2009, a total of 1,435,000 shares were available for future grant under the 2004 stock plan. Stock option awards are granted at exercise prices equal to the closing price of our stock on the date of grant. Generally, options vest proportionally over periods of three to four years from the dates of the grant and expire after ten years. Compensation expense is recognized ratably over the vesting period.

Stock Options

A summary of our stock option activity for the year ended January 3, 2009, is as follows (in thousands, except per share amounts):

	Stock Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value [1]
Outstanding at December 29, 2007	5,274	$ 12.40	5.6	$ 7,749
Granted	797	3.43		
Exercised	(62)	1.50		
Canceled/Forfeited	(935)	14.93		
Outstanding at January 3, 2009	5,074	$ 10.67	4.9	$ —
Exercisable at January 3, 2009	3,537	$ 9.20	3.6	$ —

(1) Aggregate intrinsic value includes only those options where the exercise price is equal to or greater than the share price on the date of grant. As of January 3, 2009, the intrinsic value of all outstanding stock options was zero.

Other information pertaining to options for the years ended January 3, 2009; December 29, 2007; and December 30, 2006 is as follows (in thousands, except per share amounts):

	2008	2007	2006
Weighted-average grant date fair value of stock options granted	$ 1.65	$ 8.94	$ 12.69
Total intrinsic value (at exercise) of stock options exercised	$ 115	$ 6,637	$28,507
Cash received from the exercise of stock options	$ 92	$ 3,489	$ 8,809
Stock-based compensation expense recognized in the consolidated statements of operations	$ 2,916	$ 4,528	$ 6,612
Excess income tax benefits from exercise of stock options	$ 19	$ 1,497	$ 8,565

At January 3, 2009, there was $6.4 million of total stock option compensation expense related to non-vested awards not yet recognized, which is expected to be recognized over a weighted-average period of 4.9 years.

Determining Fair Value

We estimated the fair value of stock options granted using the Black-Scholes-Merton option-pricing model and a single option award approach. Forfeitures are estimated using historical experience and projected employee turnover. A description of significant assumptions used to estimate the expected volatility, risk-free interest rate and expected term was as follows:

Expected Volatility – Expected volatility was determined based on implied volatility of our traded options and historical volatility of our stock price.

Risk-Free Interest Rate – The risk-free interest rate was based on the implied yield currently available on U.S. Treasury zero-coupon issues with a term equal to the expected term.

Expected Term – Expected term represents the period that our stock-based awards are expected to be outstanding and was determined based on historical experience and anticipated future exercise patterns, giving consideration to the contractual terms of unexercised stock-based awards.

The assumptions used to calculate the fair value of awards granted during 2008, 2007 and 2006 using the Black-Scholes-Merton option-pricing model were as follows:

Valuation Assumptions	2008	2007	2006
Expected dividend yield	0%	0%	0%
Expected volatility	52%	50%	50%
Risk-free interest rate	2.5%	4.7%	4.7%
Expected term (in years)	5.3	5.2	5.6

Restricted and Performance Stock

We issue restricted and performance stock awards to certain employees in conjunction with our share-based compensation plan. The awards generally cliff-vest from three to five years based on continued employment ("time based"). Compensation expense related to time-based stock awards is determined on the grant-date based on the publicly quoted fair market value of our common stock and is charged to earnings on a straight-line basis over the vesting period. Performance stock may be earned and become vested in a specific percentage depending upon the extent to which the target performance is met as of the last day of the performance cycle ("performance based"). Total compensation expense related to time-based restricted and performance-based stock awards was $0.8 million, $1.7 million and $1.7 million, for the years ended January 3, 2009; December 29, 2007; and December 30, 2006, respectively. There were 38,000 restricted and performance stock awards vested at January 3, 2009. All outstanding restricted and performance stock awards were unvested at December 29, 2007, and December 30, 2006. Restricted and performance stock activity was as follows for the year ended January 3, 2009 (in thousands, except per share amounts):

	Restricted Stock	Weighted-Average Grant Date Fair Value	Performance Stock	Weighted-Average Grant Date Fair Value
Outstanding at December 29, 2007	428	$ 15.84	152	$ 21.44
Granted	137	4.05	173	3.73
Canceled/Forfeited	(205)	12.63	(74)	10.26
Outstanding at January 3, 2009	360	$ 13.20	251	$ 12.36

At January 3, 2009, there was $2.5 million of unrecognized compensation expense related to non-vested restricted and performance share awards, which is expected to be recognized over a weighted-average period of 2.0 years.

Repurchases of Common Stock

On April 20, 2007, our Board authorized the repurchase of up to an additional $250.0 million of our common stock, bringing the total availability under our share repurchase program to $290.0 million. During 2008, we did not repurchase any shares of common stock. During 2007, we repurchased and retired 7,617,000 shares through open market purchases at a cost of $131.9 million (based on trade dates), respectively. During 2006, we repurchased and retired 3,889,000 shares through open market purchases at a cost of $79.7 million (based on trade dates). As of January 3, 2009, the remaining authorization under our share repurchase program was $206.8 million. There is no expiration date governing the period over which we can repurchase shares. We currently have no plans to repurchase our stock under this authorization.

The cost of stock repurchases is first charged to additional paid-in capital. Once additional paid-in capital is reduced to zero, any additional amounts are charged to (accumulated deficit) retained earnings.

Net (Loss) Income per Common Share

The following computations reconcile net (loss) income per share – basic with net (loss) income per share – diluted (in thousands, except per share amounts):

	2008	2007	2006
Net (loss) income	$ (70,177)	$ 27,620	$ 47,183
Reconciliation of weighted-average shares outstanding:			
Basic weighted-average shares outstanding	44,186	46,536	52,837
Effect of dilutive securities:			
Options	—	1,455	2,529
Warrants	—	—	28
Restricted shares	—	301	193
Diluted weighted-average shares outstanding	44,186	48,292	55,587
Net (loss) income per share – basic	$ (1.59)	$ 0.59	$ 0.89
Net (loss) income per share – diluted	(1.59)	0.57	0.85

Additional potentially dilutive stock options totaling 5,124,000, 2,441,000 and 1,077,000 for the years 2008, 2007 and 2006, respectively, have been excluded from diluted EPS because these securities' exercise prices were greater than the average market price of our common shares. In addition, we excluded 444,000 shares of restricted stock and 212,000 stock options from our computation of diluted net loss per share for 2008, as their inclusion would have had an anti-dilutive effect (i.e., resulted in a lower loss per share).

(7) Other (Expense) Income, Net

Other (expense) income, net, consisted of the following (in thousands):

	2008	2007	2006
Interest income	$ 90	$ 1,079	$ 3,018
Interest expense	(4,434)	(1,163)	—
Write-off unamortized debt cost	(131)	—	—
Capitalized interest expense	1,190	314	—
Realized loss on sales of marketable debt securities	—	(270)	—
Other (expense) income, net	$ (3,285)	$ (40)	$ 3,018

(8) Income Taxes

The (benefit) expense for income taxes consisted of the following (in thousands):

	2008	2007	2006
Current:			
Federal	$ (26,910)	$ 19,454	$ 30,572
State	(732)	3,672	5,738
	(27,642)	23,126	36,310
Deferred:			
Federal	26,853	(6,348)	(6,387)
State	(1,777)	(932)	(1,278)
	25,076	(7,280)	(7,665)
Income tax (benefit) expense	$ (2,566)	$ 15,846	$ 28,645

Effective tax rates differ from statutory federal income tax rates as follows:

	2008	2007	2006
Statutory federal income tax rate	(35.0%)	35.0%	35.0%
Valuation allowance	36.9	—	—
State income taxes, net of federal benefit	(4.5)	4.1	3.8
Other	(0.9)	(2.6)	(1.0)
	(3.5%)	36.5%	37.8%

We file income tax returns with the U.S. federal government and various state jurisdictions. In the normal course of business, we are subject to examination by federal and state taxing authorities. We are no longer subject to federal or state income tax examinations for years prior to 2004.

Deferred Income Taxes

The tax effects of temporary differences that give rise to deferred income taxes were as follows (in thousands):

	2008	2007
Deferred tax assets:		
Current:		
Compensation and benefits	$ 2,689	$ 3,399
Warranty and returns liabilities	1,935	2,332
Deferred rent and lease incentives	984	471
Other	609	614
Long-term:		
Property and equipment	12,161	13,502
Stock-based compensation	6,835	5,443
Deferred rent and lease incentives	3,324	3,261
Warranty liability	2,008	2,824
Net operating loss, capital loss and tax credit carryforwards	2,933	101
Other	719	487
Total gross deferred tax assets	34,197	32,434
Valuation allowance	(26,933)	(94)
Total net deferred tax assets	$ 7,264	$ 32,340

At January 3, 2009, we had net operating loss carryforwards for state income tax purposes of $71.1 million which will expire between 2011 and 2028.

In accordance with SFAS No. 109, "Accounting for Income Taxes," we evaluate our deferred income taxes quarterly to determine if valuation allowances are required. SFAS No. 109 requires that companies assess whether valuation allowances should be established for any deferred tax assets that are not considered more likely than not to be realized, using all available evidence, both positive and negative. This assessment considers, among other matters, the nature, frequency, and severity of recent losses, forecasts of future profitability, taxable income in available carryback periods and tax planning strategies. In making such judgments, significant weight is given to evidence that can be objectively verified.

We had a $26.9 million and $94,000 tax valuation allowance at January 3, 2009, and December 29, 2007, respectively. Due to our net loss in 2008, our expectations that macro-economic trends and consumer confidence will remain weak throughout 2009, and uncertainty regarding future taxable income; we determined that it was more likely than not that a portion of our deferred tax assets would not be realized. In the fourth quarter of 2008, we established a $26.8 million valuation allowance against deferred tax assets that could not be realized through taxable income earned in available carryback periods. If and when our operating performance improves on a sustained basis, our conclusion regarding the need for the $26.8 million deferred tax valuation allowance could change, resulting in the reversal of some or all of the valuation allowance in future periods. We also have a $94,000 valuation allowance at January 3, 2009, and December 29, 2007, related to a capital loss carryforward that will expire in 2012 if not utilized.

Unrecognized Tax Benefits

At January 3, 2009, and December 29, 2007, the total amounts of unrecognized tax benefits for uncertain tax positions were $155,000 and $97,000, respectively, that if recognized, would impact the effective tax rate. The amount of unrecognized tax benefits are not expected to change materially within the next 12 months.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for 2007 and 2008 was as follows (in thousands):

	Federal And State Tax	Accrued Interest And Penalties	Gross Unrecognized Income Tax Benefits
Balance December 31, 2006	$ 228	$ 24	$ 252
Increases related to prior-year tax positions	—	8	8
Decreases related to prior-year tax positions	(24)	—	(24)
Lapse of statute of limitations	(107)	(32)	(139)
Balance December 29, 2007	$ 97	$ —	$ 97
Decreases related to prior-year tax positions	(50)	—	(50)
Increases related to prior-year tax positions	105	3	108
Balance January 3, 2009	$ 152	$ 3	$ 155

In 2008, 2007 and 2006, we included $3,000, $8,000 and $10,000, respectively, of penalties and interest in income tax (benefit) expense.

(9) Employee Benefit Plans

Profit Sharing and 401(k) Plan

Under our profit sharing and 401(k) plan, eligible employees may defer up to 50% of their compensation on a pre-tax basis, subject to Internal Revenue Service limitations. Each year, we may make a discretionary contribution equal to a percentage of the employee's contribution. Beginning in the fourth quarter of fiscal 2008, due to the challenging business environment, we discontinued our discretionary 401(k) contribution. During 2008, 2007 and 2006, our contributions, net of forfeitures, were $1.9 million, $2.8 million and $2.5 million, respectively.

Employee Stock Purchase Plan

We had an employee stock purchase plan ("ESPP") which permitted employees to purchase our common stock at a 5% discount based on the average price of the stock on the last business day of the offering period (calendar quarter basis). Purchases were funded by employee payroll deductions during the offering period. Employees purchased 236,847 shares in 2008, 68,670 shares in 2007 and 60,464 shares in 2006 under this plan. At January 3, 2009, and December 29, 2007, ESPP participants had accumulated $132,000 and $192,000, respectively, to purchase our common stock. We discontinued our ESPP plan at the beginning of 2009.

(10) Commitments and Contingencies

On April 25, 2008, a lawsuit was filed against one of our subsidiaries in Superior Court in Santa Clara County, California by one of our customers. The complaint asserted various claims related to products liability, breach of warranty, concealment, intentional misrepresentation and negligent misrepresentation and sought class certification. The complaint alleged that products sold by us prior to 2006 had a unique propensity to develop mold, alleged that the plaintiff suffered adverse health effects, and sought various forms of legal and equitable relief, including without limitation unspecified damages, punitive and exemplary damages, attorneys' fees and costs, and injunctive relief. We removed the case to the U.S. District Court for the Northern District of California. On September 30, 2008, the Court granted our motion to dismiss and strike the purported class action claims, and allowed the plaintiff leave to amend the complaint. On October 30, 2008, the plaintiff filed an amended complaint alleging facts similar to those asserted in the initial complaint and asserting additional claims, including antitrust and RICO claims. We have filed a motion to dismiss the amended complaint on the same basis that the Court dismissed the original complaint, and our motion remains pending before the Court. As of January 3, 2009, no accrual had been established as we believe that the complaint is without merit and we intend to vigorously defend the claims.

We are involved from time to time in various other legal proceedings arising in the ordinary course of our business, including primarily commercial, employment and intellectual property claims. In accordance with generally accepted accounting principles in the United States, we record a liability in our consolidated financial statements with respect to any of these matters when it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated. With respect to these other matters, we believe that we have valid defenses to claims asserted against us and we do not expect the outcome of these other matters to have a material effect on our consolidated results of operations or financial position. Litigation, however, is inherently unpredictable, and it is possible that the ultimate outcome of one or more claims asserted against us could adversely impact our results of operations or financial position. We expense legal costs as incurred.

Consumer Credit Arrangements

We refer customers seeking extended financing to certain third party financiers ("Card Servicers"). The Card Servicers, if credit is granted, establish the interest rates, fees, and all other terms and conditions of the customer's account based on their evaluation of the creditworthiness of the customers. As the receivables are owned by the Card Servicers, at no time are the receivables purchased or acquired from us. We are not liable to Card Servicers for our customers' credit defaults. In connection with customer purchases financed under these arrangements, the Card Servicers pay us an amount equal to the total amount of such purchases, net of promotional related discounts. The amounts financed and uncollected from Card Servicers under the program were included in accounts receivable and totaled $1.0 million and $2.3 million as of January 3, 2009, and December 29, 2007, respectively.

Termination of our agreements with Card Servicers, any material change to the terms of agreements with Card Servicers or in the availability or terms of credit for our customers from Card Servicers, or any delay in securing replacement credit sources, could materially affect our consolidated results of operations or financial position.

Our agreement under which GE Money Bank offers to our qualified customers revolving credit arrangements to finance purchases from us (the "GE Agreement") contains certain financial covenants, including maximum leverage ratio and minimum interest coverage. As our recent results placed us outside of these financial covenants, we were required under the terms of the GE Agreement to provide GE Money Bank with a $2.7 million letter of credit as collateral security.

Commitments

As of January 3, 2009, we had $159.2 million of inventory purchase commitments with our suppliers as part of the normal course of business. There are a limited number of supply contracts that contain penalty provisions for failure to purchase contracted quantities. We do not expect potential payments under these provisions to materially affect our consolidated results of operations or financial position.

(11) Summary of Quarterly Financial Data (unaudited)

The following is a condensed summary of actual quarterly results for 2008 and 2007 (in thousands, except per share amounts):

2008	Fourth	Third	Second	First
Net sales	$ 131,073	$ 157,231	$ 152,055	$ 168,165
Gross profit	73,246	97,756	90,644	96,926
Operating (loss) income	(50,217)	2,052	(10,251)	(11,042)
Net (loss) income	(57,436)	983	(6,591)	(7,133)
Net (loss) income per share – diluted	(1.30)	0.02	(0.15)	(0.16)

2007	Fourth	Third	Second	First
Net sales	$ 190,672	$ 213,070	$ 178,991	$ 216,509
Gross profit	111,542	131,178	109,527	134,168
Operating income	2,799	19,077	4,803	16,827
Net income	2,168	11,863	2,912	10,677
Net income per share – diluted	0.05	0.26	0.06	0.21

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the company's management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control Over Financial Reporting

Select Comfort's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Select Comfort's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under these criteria, management concluded that our internal control over financial reporting was effective as of January 3, 2009.

Fourth Quarter Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended January 3, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information under the captions "Election of Directors," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement for our 2009 Annual Meeting of Shareholders is incorporated herein by reference. Information concerning our executive officers is included in Part I of this report under the caption "Executive Officers of the Registrant."

We have adopted a Code of Business Conduct applicable to our directors, officers and employees (including our principal executive officer, principal financial officer, principal accounting officer and controller). The Code of Business Conduct is available on the Investor Relations section of our Web site at *http://www.selectcomfort.com*. In the event that we amend or waive any of the provisions of the Code of Business Conduct applicable to our principal executive officer, principal financial officer, principal accounting officer and controller, we intend to disclose the same on our Web site at *http://www.selectcomfort.com*.

ITEM 11. EXECUTIVE COMPENSATION

The information under the caption "Executive Compensation" in our Proxy Statement for our 2009 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information under the caption "Equity Compensation Plan Information" in Item 5 of this Annual Report on Form 10-K and the information under the caption "Stock Ownership of Management and Certain Beneficial Owners" in our Proxy Statement for our 2009 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information under the caption "Corporate Governance" in our Proxy Statement for our 2009 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information under the caption "Approval of Selection of Independent Registered Public Accounting Firm" in our Proxy Statement for our 2009 Annual Meeting of Shareholders is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Consolidated Financial Statements and Schedule

(1) Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Shareholders' Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements and Financial Statement Schedule

(2) **Consolidated Financial Statement Schedule**

The following Report and financial statement schedule are included in this Part IV.

Schedule II – Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

(3) Exhibits

The exhibits to this Report are listed in the Exhibit Index below.

We will furnish a copy of any of the exhibits referred to above at a reasonable cost to any shareholder upon receipt of a written request. Requests should be sent to: Select Comfort Corporation, Investor Relations Department, 9800 59th Avenue North, Minneapolis, Minnesota 55442.

The following is a list of each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Annual Report on Form 10-K pursuant to Item 15(c):

1. Select Comfort Corporation 1990 Omnibus Stock Option Plan, as amended and restated
2. Select Comfort Corporation 1997 Stock Incentive Plan, as amended and restated
3. Form of Incentive Stock Option Agreement under the 1990 and 1997 Stock Plans
4. Form of Performance Based Stock Option Agreement under the 1990 and 1997 Stock Plans
5. Select Comfort Corporation 2004 Stock Incentive Plan (Amended and Restated as of January 1, 2007)
6. Form of Nonstatutory Stock Option Award Agreement under the 2004 Stock Incentive Plan
7. Form of Restricted Stock Award Agreement under the 2004 Stock Incentive Plan
8. Form of Performance Stock Award Agreement under the 2004 Stock Incentive Plan
9. Form of Nonstatutory Stock Option Award Agreement (Subject to Performance Adjustment) under the 2004 Stock Incentive Plan
10. Select Comfort Profit Sharing and 401(K) Plan – 2007 Restatement
11. Select Comfort Executive Investment Plan, as Amended and Restated October 29, 2008
12. Select Comfort Executive and Key Employee Incentive Plan
13. Employment Letter from the Company to William R. McLaughlin dated March 3, 2000

14. Employment Letter from the Company to William R. McLaughlin dated March 2, 2006
15. Letter Agreement between William R. McLaughlin and Select Comfort Corporation dated as of February 21, 2008
16. Amended and Restated Non-Statutory Stock Option Agreement between Select Comfort Corporation and William R. McLaughlin dated as of April 22, 2008
17. Separation Agreement between the Company and Catherine B. Hall dated October 22, 2008
18. Employment Letter from the Company to Kathryn V. Roedel dated March 8, 2005
19. Employment Letter from the Company to Wendy L. Schoppert dated March 15, 2005
20. Employment Letter from the Company to Mark A. Kimball dated April 22, 1999
21. Summary of Executive Health Program
22. Summary of Executive Tax and Financial Planning Program
23. Amended and Restated Select Comfort Corporation Executive Severance Pay Plan
24. First Amendment to Amended and Restated Select Comfort Corporation Executive Severance Pay Plan
25. Summary of Non-Employee Director Compensation
26. Amended and Restated Select Comfort Corporation Non-Employee Director Equity Plan

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELECT COMFORT CORPORATION
(Registrant)

Dated: March 19, 2009

By: /s/ William R. McLaughlin
William R. McLaughlin
Chief Executive Officer
(principal executive officer)

By: /s/ James C. Raabe
James C. Raabe
Chief Financial Officer
(principal financial and accounting officer)

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints William R. McLaughlin, James C. Raabe and Mark A. Kimball, and each of them, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or such person's substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date or dates indicated.

NAME	TITLE	DATE
/s/ Ervin R. Shames Ervin R. Shames	Chairman of the Board	March 16, 2009
/s/ William R. McLaughlin William R. McLaughlin	Director	March 19, 2009
/s/ Thomas J. Albani Thomas J. Albani	Director	March 13, 2009
/s/ Christine M. Day Christine M. Day	Director	March 19, 2009
/s/ Stephen L. Gulis, Jr. Stephen L. Gulis, Jr.	Director	March 13, 2009
/s/ Christopher P. Kirchen Christopher P. Kirchen	Director	March 10, 2009
/s/ David T. Kollat David T. Kollat	Director	March 12, 2009
/s/ Brenda J. Lauderback Brenda J. Lauderback	Director	March 13, 2009
/s/ Michael A. Peel Michael A. Peel	Director	March 11, 2009
/s/ Jean-Michel Valette Jean-Michel Valette	Director	March 17, 2009

SELECT COMFORT CORPORATION
EXHIBIT INDEX TO ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED JANUARY 3, 2009

Exhibit No.	Description	Method Of Filing
3.1	Third Restated Articles of Incorporation of the Company, as amended	Incorporated by reference to Exhibit 3.1 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 (File No. 0-25121)
3.2	Articles of Amendment to Third Restated Articles of Incorporation of the Company	Incorporated by reference to Exhibit 3.1 contained in Select Comfort's Current Report on Form 8-K filed May 16, 2006 (File No. 0-25121)
3.3	Restated Bylaws of the Company	Incorporated by reference to Exhibit 3.1 contained in Select Comfort's Current Report on Form 8-K filed May 21, 2007 (File No. 0-25121)
10.1	Net Lease Agreement dated December 3, 1993 between the Company and Opus Corporation	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.2	Amendment of Lease dated August 10, 1994 between the Company and Opus Corporation	Incorporated by reference to Exhibit 10.2 contained in the Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.3	Second Amendment to Lease dated May 10, 1995 between the Company and Rushmore Plaza Partners Limited Partnership (successor to Opus Corporation)	Incorporated by reference to Exhibit 10.3 contained in Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.4	Letter Agreement dated as of October 5, 1995 between the Company and Rushmore Plaza Partners Limited Partnership	Incorporated by reference to Exhibit 10.4 contained in Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.5	Third Amendment of Lease, Assignment and Assumption of Lease and Consent dated as of January 1, 1996 among the Company, Rushmore Plaza Partners Limited Partnership and Select Comfort Direct Corporation	Incorporated by reference to Exhibit 10.5 contained in Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.6	Fourth Amendment to Lease dated June 30, 2003 between Cabot Industrial Properties, L.P. (successor to Rushmore Plaza Partners Limited Partnership) and Select Comfort Direct Corporation	Incorporated by reference to Exhibit 10.6 contained in Select Comfort's Annual report on Form 10-K for the fiscal year ended January 3, 2004 (File No. 0-25121)
10.7	Fifth Amendment to Lease dated August 28, 2006 between Cabot Industrial Properties, L.P. (successor to Rushmore Plaza Partners Limited Partnership) and Select Comfort Direct Corporation	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Quarterly report on Form 10-Q for the quarter ended September 30, 2006 (File No. 0-25121)

Exhibit No.	Description	Method Of Filing
10.8	Lease Agreement dated as of September 19, 2002 between the Company and Blind John, LLC (as successor to Frastacky (US) Properties Limited Partnership)	Incorporated by reference to Exhibit 10.6 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 (File No. 0-25121)
10.9	Lease Agreement dated September 30, 1998 between the Company and ProLogis Development Services Incorporated	Incorporated by reference to Exhibit 10.12 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 (File No. 0-25121)
10.10	Net Lease Agreement (Build-to-Suit) by and between Opus Northwest LLC, as Landlord, and Select Comfort Corporation, as Tenant, dated July 26, 2006	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Quarterly report on Form 10-Q for the quarter ended July 1, 2006 (File No. 0-25121)
10.11	Select Comfort Corporation 1990 Omnibus Stock Option Plan, as amended and restated	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Quarterly Report on Form 10-Q for the quarter ended October 2, 1999 (File No. 0-25121)
10.12	Select Comfort Corporation 1997 Stock Incentive Plan, as amended and restated	Incorporated by reference to Exhibit 10.8 contained in Select Comfort's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (File No. 0-25121)
10.13	Form of Incentive Stock Option Agreement under the 1990 and 1997 Stock Plans	Incorporated by reference to Exhibit 10.16 contained in the Company's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.14	Form of Performance Based Stock Option Agreement under the 1990 and 1997 Stock Plans	Incorporated by reference to Exhibit 10.17 contained in Select Comfort's Registration Statement on Form S-1, as amended (Reg. No. 333-62793)
10.15	Select Comfort Corporation 2004 Stock Incentive Plan (Amended and Restated as of January 1, 2007)	Incorporated by reference to Exhibit 10.16 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-25121)
10.16	Form of Nonstatutory Stock Option Award Agreement under the Select Comfort Corporation 2004 Stock Incentive Plan	Incorporated by reference to Exhibit 10.28 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)

Exhibit No.	Description	Method Of Filing
10.17	Form of Restricted Stock Award Agreement under the Select Comfort Corporation 2004 Stock Incentive Plan	Incorporated by reference to Exhibit 10.29 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.18	Form of Performance Stock Award Agreement under the Select Comfort Corporation 2004 Stock Incentive Plan	Incorporated by reference to Exhibit 10.30 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.19	Form of Nonstatutory Stock Option Award Agreement (Subject to Performance Adjustment) under the Select Comfort Corporation 2004 Stock Incentive Plan	Incorporated by reference to Exhibit 10.20 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-25121)
10.20	Select Comfort Profit Sharing and 401(K) Plan – 2007 Restatement	Incorporated by reference to Exhibit 10.22 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-25121)
10.21	Select Comfort Executive Investment Plan, as Amended and Restated October 29, 2008	Filed herewith.
10.22	Select Comfort Executive and Key Employee Incentive Plan	Incorporated by reference to Exhibit 10.22 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 30, 2000 (File No. 0-25121)
10.23	Employment Letter from the Company to William R. McLaughlin dated March 3, 2000	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Quarterly Report on Form 10-Q for the quarter ended April 1, 2000 (File No. 0-25121)
10.24	Employment Letter from the Company to William R. McLaughlin dated March 2, 2006	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed March 6, 2006 (File No. 0-25121)
10.25	Letter Agreement between William R. McLaughlin and Select Comfort Corporation dated as of February 21, 2008	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed February 27, 2008 (File No. 0-25121)
10.26	Amended and Restated Non-Statutory Stock Option Agreement between Select Comfort Corporation and William R. McLaughlin dated as of April 22, 2008	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed April 24, 2008 (File No. 0-25121)
10.27	Separation Agreement between the Company and Catherine B. Hall dated October 22, 2008	Filed herewith.

Exhibit No.	Description	Method Of Filing
10.28	Employment Letter from the Company to Kathryn V. Roedel dated March 8, 2005	Incorporated by reference to Exhibit 10.17 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.29	Employment Letter from the Company to Wendy L. Schoppert dated March 15, 2005	Incorporated by reference to Exhibit 10.18 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.30	Employment Letter from the Company to Mark A. Kimball dated April 22, 1999	Incorporated by reference to Exhibit 10.25 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 (File No. 0-25121)
10.31	Summary of Executive Health Program	Incorporated by reference to Exhibit 10.36 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.32	Summary of Executive Tax and Financial Planning Program	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed January 3, 2005 (File No. 0-25121)
10.33	Amended and Restated Select Comfort Corporation Executive Severance Pay Plan, dated as of August 21, 2008	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed August 21, 2008 (File No. 0-25121)
10.34	First Amendment to Amended and Restated Select Comfort Corporation Executive Severance Pay Plan	Filed herewith
10.35	Summary of Non-Employee Director Compensation	Incorporated by reference to Exhibit 10.32 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-25121)
10.36	Amended and Restated Select Comfort Corporation Non-Employee Director Equity Plan	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed May 1, 2006 (File No. 0-25121)
10.37	Supply Agreement dated October 3, 2006 between the Company and Supplier (1)	Incorporated by reference to Exhibit 10.39 contained in Select Comfort's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-25121)

Exhibit No.	Description	Method Of Filing
10.38	Amended and Restated Private Label Consumer Credit Card Program Agreement dated as of December 14, 2005 between GE Money Bank and Select Comfort Corporation and Select Comfort Retail Corporation [1]	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed December 20, 2005 (File No. 0-25121)
10.39	First Amendment to Amended and Restated Private Label Consumer Credit Card Program Agreement dated as of April 23, 2007 between GE Money Bank and Select Comfort Corporation and Select Comfort Retail Corporation	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed April 27, 2007 (File No. 0-25121)
10.40	Second Amendment to Amended and Restated Private Label Consumer Credit Card Program Agreement dated as of February 1, 2008 between GE Money Bank and Select Comfort Corporation and Select Comfort Retail Corporation	Incorporated by reference to Exhibit 10.3 contained in Select Comfort's Current Report on Form 8-K filed February 7, 2008 (File No. 0-25121)
10.41	Amended and Restated Exclusive Supplier Agreement between Radisson Hotels International, Inc. and Select Comfort Corporation [1]	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (File No. 0-25121)
10.42	Credit Agreement dated as of June 9, 2006 among Select Comfort Corporation, the subsidiary borrowers from time to time party thereto, JPMorgan Chase Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent and JPMorgan Chase Bank, National Association, Bank of America, N.A., Citicorp USA, Inc., Wells Fargo Bank, National Association and Branch Banking and Trust Co., as Lenders	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed June 14, 2006 (File No. 0-25121)
10.43	Amendment No. 1 to Credit Agreement dated as of June 28, 2007 among Select Comfort Corporation, the subsidiary borrowers from time to time party thereto, JPMorgan Chase Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent and JPMorgan Chase Bank, National Association, Bank of America, N.A., Citicorp USA, Inc., Wells Fargo Bank, National Association and Branch Banking and Trust Co., as Lenders	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed February 7, 2008 (File No. 0-25121)
10.44	Amendment No. 2 to Credit Agreement dated as of February 1, 2008 among Select Comfort Corporation, the subsidiary borrowers from time to time party thereto, JPMorgan Chase Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent and JPMorgan Chase Bank, National Association, Bank of America, N.A., Citicorp USA, Inc., Wells Fargo Bank, National Association and Branch Banking and Trust Co., as Lenders	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed February 7, 2008 (File No. 0-25121)

Exhibit No.	Description	Method Of Filing
10.45	Amendment No. 3 to Credit Agreement dated as of May 30, 2008 among Select Comfort Corporation, the subsidiary borrowers from time to time party thereto, JPMorgan Chase Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent and JPMorgan Chase Bank, National Association, Bank of America, N.A., Citicorp USA, Inc., Wells Fargo Bank, National Association and Branch Banking and Trust Co., as Lenders	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed June 2, 2008 (File No. 0-25121)
10.46	Amendment No. 4 to Credit Agreement dated as of December 2, 2008 among Select Comfort Corporation, the subsidiary borrowers from time to time party thereto, JPMorgan Chase Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent and JPMorgan Chase Bank, National Association, Bank of America, N.A., Citicorp USA, Inc., Wells Fargo Bank, National Association and Branch Banking and Trust Co., as Lenders	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed December 8, 2008 (File No. 0-25121)
10.47	Amendment No. 5 to Credit Agreement dated as of January 2, 2009 among Select Comfort Corporation, the subsidiary borrowers from time to time party thereto, JPMorgan Chase Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent and JPMorgan Chase Bank, National Association, Bank of America, N.A., Citicorp USA, Inc., Wells Fargo Bank, National Association and Branch Banking and Trust Co., as Lenders	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed January 8, 2009 (File No. 0-25121)
10.48	Amendment No. 6 to Credit Agreement dated as of January 15, 2009 among Select Comfort Corporation, the subsidiary borrowers from time to time party thereto, JPMorgan Chase Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent and JPMorgan Chase Bank, National Association, Bank of America, N.A., Citicorp USA, Inc., Wells Fargo Bank, National Association and Branch Banking and Trust Co., as Lenders	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed January 22, 2009 (File No. 0-25121)
10.49	Amendment No. 7 to Credit Agreement dated as of January 31, 2009 among Select Comfort Corporation, the subsidiary borrowers from time to time party thereto, JPMorgan Chase Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent and JPMorgan Chase Bank, National Association, Bank of America, N.A., Citicorp USA, Inc., Wells Fargo Bank, National Association and Branch Banking and Trust Co., as Lenders	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed February 5, 2009 (File No. 0-25121)

Exhibit No.	Description	Method Of Filing
10.50	Amendment No. 8 to Credit Agreement dated as of February 28, 2009 among Select Comfort Corporation, the subsidiary borrowers from time to time party thereto, JPMorgan Chase Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent and JPMorgan Chase Bank, National Association, Bank of America, N.A., Citicorp USA, Inc., Wells Fargo Bank, National Association and Branch Banking and Trust Co., as Lenders	Incorporated by reference to Exhibit 10.1 contained in Select Comfort's Current Report on Form 8-K filed March 2, 2009 (File No. 0-25121)
21.1	Subsidiaries of the Company	Filed herewith
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith
24.1	Power of Attorney	Included on signature page
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

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(1) Confidential treatment has been granted by the Securities and Exchange Commission with respect to designated portions contained within document. Such portions have been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities and Exchange Act of 1934, as amended.

SELECT COMFORT CORPORATION AND SUBSIDIARIES
Schedule II – Valuation and Qualifying Accounts
(in thousands)

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions From Reserves	Balance at End of Period
Allowance for doubtful accounts				
2008	$ 876	$ 814	$ 977	$ 713
2007	529	1,035	688	876
2006	552	676	699	529
Accrued sales returns				
2008	$ 3,751	$ 34,410	$ 35,417	$ 2,744
2007	3,907	43,716	43,872	3,751
2006	5,403	42,508	44,004	3,907

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